Filed Pursuant to Rule 424(b)(2)
Registration No. 333-58386

Prospectus Supplement
(To Prospectus dated April 19, 2001)

R.J. Reynolds Tobacco Holdings, Inc.

$300,000,000

6 1/2% Notes due 2007

Issue price: 99.832%

$450,000,000

7 1/4% Notes due 2012

Issue price: 99.086%

Unconditionally Guaranteed by

R. J. Reynolds Tobacco Company and RJR Acquisition Corp.

Interest payable June 1 and December 1

The 2007 notes will mature on June 1, 2007. The 2012 notes will mature on June 1, 2012. Interest will accrue from May 20, 2002. We may redeem the notes in whole or in part at any time at the redemption prices described on page S-64. The notes will be unconditionally guaranteed by R. J. Reynolds Tobacco Company and RJR Acquisition Corp. as described on page S-63.

See “Risk Factors” beginning on page S-6 for a discussion of certain risks that you should consider in connection with an investment in the notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Price to	Underwriting	Proceeds
	Public	Discounts	to Us

Per 2007 Note	99.832%	.600%	99.232%

Total	$299,496,000	$1,800,000	$297,696,000

Per 2012 Note	99.086%	.650%	98.436%

Total	$445,887,000	$2,925,000	$442,962,000

The notes will not be listed on any national securities exchange. Currently, there is no public market for the notes.

We expect that delivery of the notes will be made to investors through the book-entry delivery system of The Depository Trust Company on or about May 20, 2002.

Joint Bookrunners

JPMorgan	Salomon Smith Barney

BNY Capital Markets, Inc.

Credit Lyonnais Securities

Lehman Brothers

Mizuho International plc

Scotia Capital

May 15, 2002

SUMMARY
RISK FACTORS
INCORPORATION BY REFERENCE
SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
CAPITALIZATION
SELECTED FINANCIAL DATA
BUSINESS
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
MANAGEMENT
DESCRIPTION OF THE NOTES
UNDERWRITING
LEGAL MATTERS
EXPERTS
THE COMPANIES
WHERE YOU CAN FIND MORE INFORMATION
SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS
CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES/DEFICIENCY IN THE COVERAGE OF FIXED CHARGES BY EARNINGS BEFORE FIXED CHARGES
USE OF PROCEEDS
DESCRIPTION OF THE DEBT SECURITIES
FORMS OF SECURITIES
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS

You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information contained in or incorporated by reference in this prospectus supplement or the accompanying prospectus is accurate as of any date other than their respective dates.

In this prospectus supplement, the term “RJR Tobacco Holdings” refers to R.J. Reynolds Tobacco Holdings, Inc., and the term “RJR Tobacco Company” refers to R. J. Reynolds Tobacco Company. The terms “we,” “us” and “our” refer to R.J. Reynolds Tobacco Holdings, Inc.

Prospectus Supplement

Prospectus

i

SUMMARY

This summary highlights information contained elsewhere or incorporated by reference in this prospectus supplement and the accompanying prospectus. Because it is a summary, it may not contain all of the information that is important to you. To understand this offering fully, you should read this entire prospectus supplement and the accompanying prospectus carefully, including the documents incorporated by reference herein.

The Companies

General

R.J. Reynolds Tobacco Holdings, Inc. was incorporated as R.J. Reynolds Industries, Inc. in 1970. RJR Tobacco Holdings’ wholly owned subsidiaries include its operating subsidiaries, R. J. Reynolds Tobacco Company, referred to as RJR Tobacco Company, and Santa Fe Natural Tobacco Company, Inc., referred to as Santa Fe. RJR Tobacco Holdings also wholly owns RJR Acquisition Corp.

RJR Tobacco Company is the second largest cigarette manufacturer in the United States, with a 22.66% retail market share in the first quarter of 2002 and a 23.42% retail market share in 2001. RJR Tobacco Company’s largest selling cigarette brands, CAMEL, WINSTON, SALEM and DORAL, were four of the top ten best-selling brands of cigarettes in the United States in 2001. Those brands, and its other brands, including VANTAGE, MORE, NOW, MONARCH and BEST VALUE, are manufactured in a variety of styles and marketed in the United States to meet a range of adult smoker preferences.

During 1999, RJR Tobacco Holdings and Nabisco Group Holdings Corp., referred to as NGH, completed a series of transactions to reorganize their businesses and capital structures. In May 1999, RJR Tobacco Holdings and RJR Tobacco Company sold the international tobacco business to Japan Tobacco Inc. As a result of this sale, RJR Tobacco Company’s business consists exclusively of the manufacture and sale of cigarettes in the United States and its territories, commonwealths, protectorates and possessions. A portion of the proceeds from the sale of the international tobacco business was used by RJR Tobacco Holdings to repurchase $4 billion of its debt. Additionally, RJR Tobacco Holdings transferred $1.6 billion in cash proceeds, together with its 80.5% interest in Nabisco Holdings Corp., referred to as Nabisco, to NGH through a merger transaction. In June 1999, NGH distributed all of the outstanding shares of RJR Tobacco Holdings common stock to NGH common stockholders of record as of May 27, 1999. Shares of RJR Tobacco Holdings began trading separately on June 15, 1999.

On December 11, 2000, RJR Tobacco Holdings acquired its former parent, NGH, a non-operating public shell company with no material assets or liabilities other than $11.8 billion in cash. RJR Acquisition Corp. paid $30 for each outstanding share of NGH, or $9.8 billion in the aggregate, and was merged into NGH, with NGH being the surviving corporation. After the merger, NGH changed its name to RJR Acquisition Corp. Net cash proceeds to RJR Acquisition Corp. were $1.5 billion, after transaction costs and payments to NGH stockholders.

On January 16, 2002, RJR Tobacco Holdings acquired 100% of the voting stock of privately held Santa Fe for $344 million, subject to post-closing adjustments.

Strategy

RJR Tobacco Holdings’ goals are to:

• stabilize, then grow earnings and cash flow;

• deliver an attractive return to stockholders;

• stabilize, then grow share of market for RJR Tobacco Company’s four key brands: CAMEL, WINSTON, SALEM and DORAL; and

• continue the growth trend of Santa Fe’s NATURAL AMERICAN SPIRIT products.

The Offering

Securities Offered	$300 million initial principal amount of 6 1/2% Notes due 2007. $450 million initial principal amount of 7 1/4% Notes due 2012.

Maturity Dates	June 1, 2007 in the case of the 2007 notes and June 1, 2012 in the case of the 2012 notes.

Interest Payment Dates	June 1 and December 1 of each year, commencing December 1, 2002.

Redemption	At our option, we may redeem any or all of the notes, in whole or in part, at any time, subject to the payment of a “make-whole” premium, as described under the heading “Description of Notes—Optional Redemption” in this prospectus supplement.

Guarantors	The notes will be unconditionally guaranteed by RJR Tobacco Company and RJR Acquisition Corp. and any other subsidiary of RJR Tobacco Holdings that guarantees the obligations of RJR Tobacco Holdings under its revolving credit facility.

Ranking	The notes:

• are unsecured;

• rank equally with existing and future unsecured and unsubordinated debt; and

• are senior to any existing and future subordinated debt.

Covenants	We will issue the notes under an indenture containing covenants for your benefit. These covenants will restrict our ability, with certain exceptions, to:

• incur debt secured by liens; or

• engage in sale/leaseback transactions.

We will also be subject to a covenant concerning consolidations, mergers and transfers of substantially all of our property and assets.

Use of Proceeds	We estimate that we will receive net proceeds from this offering of approximately $740.2 million, which we intend to use to repay our 7 3/8% notes due May 15, 2003, with the remainder to be used for general corporate purposes.

Further Issues	We may create and issue further notes ranking equally and ratably with the notes in all respects, so that such further notes shall be considered and form a single series with the 2007 notes or the 2012 notes and shall have the same terms as to status, redemption or otherwise as such notes.

Summary Selected Financial Data

The information presented below is derived from the audited and unaudited consolidated financial statements of RJR Tobacco Holdings and its subsidiaries for the periods presented. The information is only a summary, and you should read it together with the financial information incorporated by reference herein.

	Three Months
	Ended March 31,		Years Ended December 31,

	2002	2001	2001	2000	1999(1)

	(unaudited)		(audited)

	(dollars in millions)
Results of Operations:
Net sales(2)(3)	$1,515	$1,456	$8,585	$8,058	$7,468
Income from continuing operations(4)	167	100	444	352	195
Income (loss) from discontinued operations	—	—	(9)	—	2,398
Extraordinary items—gain (loss)	—	—	—	1,475	(250)
Cumulative effect of accounting change, net of income taxes(4)	(502)	—	—	—	—
Net income (loss)	(335)	100	435	1,827	2,343
Cash Flow Data:
Net cash from operating activities	81	66	626	590	929
Net cash from (used in) investing activities	(348)	(214)	(307)	1,573	7,576
Net cash used in financing activities	(201)	(92)	(842)	(881)	(5,359)
Balance Sheet Data:
Cash, cash equivalents and short-term investments	1,759	2,504	2,227	2,543	1,287
Total current assets	3,363	3,815	3,856	3,871	2,468
Property, plant and equipment, net	1,059	1,036	1,050	1,048	1,080
Trademarks, net	2,451	2,849	2,773	2,875	3,070
Goodwill, net	6,875	7,238	6,875	7,303	7,563
Total assets	14,241	15,388	15,050	15,554	14,377
Tobacco settlement and related accruals	1,483	1,309	1,520	1,394	1,278
Total current liabilities	2,622	2,589	2,792	2,776	3,068
Long-term debt, less current maturities	1,632	1,674	1,631	1,674	1,653
Total liabilities	6,737	6,930	7,024	7,118	7,313
Stockholders’ equity	7,504	8,458	8,026	8,436	7,064
Other Data:
EBITDA(5)	333	320	1,409	1,399	1,368
Ratio of EBITDA to interest expense(5)	9.3	8.4	9.4	8.3	5.1

(1) The consolidated financial statements of RJR Tobacco Holdings prior to 2000 segregate the account balances and activities of the international tobacco business and Nabisco.

(2) Net sales excludes excise taxes of $428 million and $362 million for the three months ended March 31, 2002 and 2001, respectively, and $1.529 billion, $1.631 billion and $1.173 billion for the years ended December 31, 2001, 2000 and 1999, respectively.

(3) On January 1, 2002, RJR Tobacco Holdings adopted Emerging Issues Task Force Issue No. 00-25. Accordingly, certain sales incentives historically included in selling, general and administrative expenses are now included as reductions of revenue. These amounts have been reclassified for the quarter ended March 31, 2001 for comparative purposes. On January 1, 2001, RJR Tobacco Holdings adopted EITF No. 00-14. Accordingly, certain sales incentives historically included in selling, general and administrative expenses are now included in cost of products sold or as reductions of revenue. These amounts have been reclassified during prior years for comparative purposes.

(4) On January 1, 2002, RJR Tobacco Holdings adopted Statement of Financial Accounting Standards No. 142, which eliminates amortization of goodwill and trademarks. Additionally, SFAS No. 142 provides new guidance for the testing of impairment of trademarks and goodwill. The adoption of SFAS No. 142 resulted in an impairment of certain brands’ trademark values, presented as a cumulative effect of accounting change.

(5) EBITDA represents income before income taxes plus net interest expense, depreciation, amortization, nonrecurring charges and extraordinary items. While EBITDA should not be considered a substitute for operating income or a better indicator of liquidity than cash flow from operating activities, which are determined in accordance with generally accepted accounting principles, it is provided to give additional information with respect to RJR Tobacco Holdings’ ability to meet its future debt service, capital expenditures and working capital requirements. In addition, RJR Tobacco Holdings believes that certain investors find EBITDA to be a useful measure of its ability to service its debt. EBITDA is not necessarily a measure of the ability of RJR Tobacco Holdings to fund cash needs.

Ratio of Earnings to Fixed Charges

The following table sets forth the ratio of earnings to fixed charges for the periods indicated.

	Three Months
	Ended
	March 31,		Years Ended December 31,

	2002	2001	2001	2000	1999	1998	1997

Ratio of earnings to fixed charges	7.9	5.8	6.4	5.1	2.8	—	1.5
Deficiency in the coverage of fixed charges by earnings before fixed charges (in millions)	—	—	—	—	—	$(679)	—

RISK FACTORS

You should consider carefully, in addition to the other information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus, the following factors before purchasing the notes. Any of the following factors could result in a partial or complete loss of your investment.

Risks Related to the Business

A $36.3 billion judgment was entered against RJR Tobacco Company in the Engle litigation; if RJR Tobacco Company is unsuccessful in its appeal of this judgment, or the stay of the judgment is terminated, the judgment would have a material adverse effect on its results of operations, cash flows and financial condition and the ability of RJR Tobacco Company and RJR Tobacco Holdings to continue to operate.

On November 6, 2000, the Circuit Court of Dade County, Florida, entered a judgment in favor of the plaintiffs against RJR Tobacco Company and the other cigarette manufacturer defendants in Engle v. R.J. Reynolds Tobacco Co., et al. (Circuit Court, Dade County, Florida, filed May 5, 1994). Engle is a class-action case on behalf of Florida residents and citizens and their survivors alleging personal injury or death due to their addiction to cigarettes containing nicotine. Under the court’s judgment, approximately $145 billion in punitive damages was awarded to the “Florida class” against all defendants, with approximately $36.3 billion being assigned to RJR Tobacco Company. In addition, approximately $12.7 million in compensatory damages was awarded to the three named class representatives. The judgment also provides that the awards bear interest at the rate of 10% per year. The defendants, including RJR Tobacco Company, posted the statutorily required bond in order to stay the judgment and filed a notice of appeal.

Three of RJR Tobacco Company’s co-defendants in the Engle case entered into agreements with the Engle class to deposit an additional $1.86 billion into separate escrow accounts to ensure that the stay of execution in effect pursuant to the Florida bond statute will remain in effect as to these three defendants throughout the appellate process, regardless of the results of a challenge, if any, to the Florida bond statute. RJR Tobacco Company has not entered into a similar agreement with the Engle class.

The court has not yet considered compensatory damages for the estimated remaining 500,000 to 700,000 individual members of the Engle class, and there are significant legal and procedural issues related to the compensatory damages consideration. Any compensatory damages awarded would be in addition to the damages previously awarded.

Although the company believes it has substantial grounds to prevail on appeal, RJR Tobacco Company cannot assure you that it will prevail on appeal or that the bond statute will not be successfully challenged and the stay of the judgment lifted. Any requirement that RJR Tobacco Company pay all or a substantial portion of the punitive damages award would have a material adverse effect on RJR Tobacco Company’s, and consequently RJR Tobacco Holdings’, results of operations, cash flows and financial condition, the ability of RJR Tobacco Holdings to make payments on the notes and the ability of RJR Tobacco Company to make payments pursuant to its guarantee. In addition, any such requirement could materially adversely affect the ability of RJR Tobacco Company and RJR Tobacco Holdings to continue to operate. For more information on the Engle matter, see “Business—Litigation Affecting the Cigarette Industry.”

RJR Tobacco Company is a defendant in 1,681 tobacco-related cases, some of which could result in substantial judgments, as well as 2,823 secondhand smoke cases filed by flight attendants.

As of May 10, 2002, 1,681 active tobacco-related cases were pending against RJR Tobacco Company and/or its affiliates and indemnitees, including, in some cases, RJR Tobacco Holdings and RJR Acquisition Corp. Of these pending cases, approximately 1,200 cases, many of which have been recently filed, have been consolidated for trial on some common related issues in West Virginia.

In addition, approximately 2,823 cases filed by flight attendants alleging injury as a result of exposure to secondhand smoke in airline cabins are pending in Florida. The number of these pending cases has dropped, and RJR Tobacco Company has received a successful verdict in the first of these cases to go to trial. Punitive damages are not recoverable in these cases, and the majority of the secondhand smoke cases do not involve injuries of the same magnitude as alleged in the more high profile litigation.

It is likely that similar legal actions, proceedings and claims arising out of the sale, distribution, manufacture, development, advertising, marketing and claimed health effects of cigarettes will continue to be filed against RJR Tobacco Company and other tobacco companies for the foreseeable future. Recent victories by plaintiffs in highly publicized cases against RJR Tobacco Company and other tobacco companies regarding the health effects of smoking may stimulate further claims. In addition, adverse outcomes in pending cases could have adverse effects on RJR Tobacco Company’s ability to prevail in smoking and health litigation. See “Business—Litigation Affecting the Cigarette Industry.”

Punitive damages, often in amounts ranging into the billions of dollars, are specifically pleaded in a number of the pending cases in addition to compensatory and other damages. An unfavorable resolution of certain of these actions could have a material adverse effect on RJR Tobacco Company’s, and consequently RJR Tobacco Holdings’, results of operations, cash flows and financial condition, the ability of RJR Holdings to make payments on the notes and the ability of RJR Tobacco Company to make payments pursuant to its guarantee. Adverse outcomes in these cases, individually or in the aggregate, could have a significant adverse effect on the ability of RJR Tobacco Company and RJR Tobacco Holdings to continue to operate. A material increase in the number of pending claims could significantly increase defense costs and have a material adverse effect on RJR Tobacco Company’s, and consequently RJR Tobacco Holdings’, results of operations, cash flows and financial condition, the ability of RJR Tobacco Holdings to make payments on the notes and the ability of RJR Tobacco Company to make payments pursuant to the guarantee. See “Business—Litigation Affecting the Cigarette Industry.”

In 1998, California repealed a statute that had barred recovery by a plaintiff in some tobacco-related legal actions. Since 1998, the number of lawsuits filed in California against tobacco companies, including RJR Tobacco Company, has significantly increased. The California Supreme Court is currently considering the effects of the repeal.

Due to an inability to derive a meaningful estimate of the amount or range of any possible loss, no liability is currently recorded in the consolidated financial statements of RJR Tobacco Holdings for tobacco-related litigation.

RJR Tobacco Company is a defendant in an action brought by the U.S. Department of Justice in which the Department of Justice seeks, among other things, disgorgement of profits.

On September 22, 1999, the U.S. Department of Justice brought an action against RJR Tobacco Company and other tobacco companies. The government initially sought to recover funds expended by the federal government in providing health care to smokers who have developed diseases and injuries alleged to be smoking-related. In addition, the government seeks, pursuant to the federal Racketeer Influenced and Corrupt Organization Act, or RICO, disgorgement of profits the government contends were earned as a consequence of a RICO racketeering “enterprise.” In September 2000, the court dismissed the government’s claims asserted under the Medical Care Recovery Act as well as those under the Medicare as Secondary Payer provisions of the Social Security Act. The RICO claims were not dismissed and a trial has been scheduled for June 2003. An unfavorable resolution of this action could result in disgorgement of profits and injunctive relief and have a material adverse effect on RJR Tobacco Company’s, and consequently RJR Tobacco Holdings’, results of operations, cash flows and financial condition, the ability of RJR Holdings to make payments on the notes and the ability of RJR Tobacco Company to make payments pursuant to its guarantee.

RJR Tobacco Company has substantial payment obligations under litigation settlement agreements which will materially adversely affect its cash flows and operating income in future periods.

On November 23, 1998, the major U.S. manufacturers of tobacco products, including RJR Tobacco Company, entered into a Master Settlement Agreement, or MSA, with 46 states, the District of Columbia, the Commonwealth of Puerto Rico, Guam, the U.S. Virgin Islands, American Samoa and the Commonwealth of the Northern Mariana Islands, to settle the asserted and unasserted health care cost recovery and certain other claims of those states and territories. RJR Tobacco Company and the other major U.S. tobacco manufacturers had previously settled similar claims brought by four other states, Florida, Texas, Minnesota and Mississippi.

The cash payments made by RJR Tobacco Company under the MSA and other state settlement agreements were $631 million and $676 million during the three months ended March 31, 2002 and 2001, respectively, and $2.4 billion, $2.2 billion and $1.6 billion in 2001, 2000 and 1999, respectively. RJR Tobacco Company estimates that total payments will be $2.4 billion in 2002 and will exceed $2 billion per year thereafter. RJR Tobacco Company cannot predict the impact on its business, competitive position or results of operations of the price increases that it may be required to make as a result of these agreements.

RJR Tobacco Company is a defendant in multiple tobacco-related antitrust lawsuits.

RJR Tobacco Company, and in some cases RJR Tobacco Holdings and RJR Acquisition Corp., are defendants in multiple actions alleging violations of federal and state antitrust laws, including allegations that the major U.S. cigarette manufacturers, including RJR Tobacco Company, conspired to fix cigarette prices. An adverse outcome in any of these cases could have a material adverse effect on RJR Tobacco Company’s, and consequently RJR Tobacco Holdings’, results of operations, cash flows and financial condition, the ability of RJR Tobacco Holdings to make payments on the notes and the ability of RJR Tobacco Company to make payments pursuant to its guarantee. See “Business—Litigation Affecting the Cigarette Industry.”

RJR Tobacco Company is dependent on the U.S. cigarette business, which it expects to continue to decline.

RJR Tobacco Company’s U.S. cigarette business is currently its only significant business. The international rights to substantially all of RJR Tobacco Company’s brands were sold to Japan Tobacco Inc. in 1999. As a result of price increases, restrictions on advertising and promotions, funding by U.S. manufacturers, including RJR Tobacco Company, of smoking prevention campaigns, increases in regulation and excise taxes, health concerns, a decline in the social acceptability of smoking, increased pressure from anti-tobacco groups, and other factors, the U.S. cigarette market has generally been declining, and it is expected to continue to decline.

RJR Tobacco Company is subject to important limitations on advertising and marketing cigarettes that could harm its competitive position.

Television and radio advertisements of tobacco products have been prohibited since 1971. Under the MSA and other state settlement agreements, RJR Tobacco Company generally cannot use billboard advertising, cartoon characters, sponsorship of concerts, non-tobacco merchandise bearing its brand names and various other advertising and marketing techniques. In addition, the MSA prohibits the targeting of youth in advertising, promotion or marketing of tobacco products. Accordingly, RJR Tobacco Company has determined not to advertise its cigarettes in magazines with large readership among people under the age of 18. Additional restrictions may be legislatively imposed or agreed to in the future. Recent proposals have included limiting tobacco advertising to black-and-white, text-only advertisements. These limitations may make it difficult to maintain the value of an existing brand if sales or market share decline for any reason. Moreover, these limitations significantly impair the ability of cigarette manufacturers, including RJR Tobacco Company, to launch new premium brands.

The cigarette industry is subject to substantial and increasing regulation and taxation.

A wide variety of federal, state and local laws limits the advertising, sale and use of cigarettes, and these laws have proliferated in recent years. For example, many local laws prohibit smoking in restaurants and other public places. This trend has had, and is likely to continue to have, a material adverse effect on the competitive position, sales, volumes, operating income and cash flows of RJR Tobacco Company. Private businesses have also adopted regulations which prohibit or restrict, or are intended to discourage, smoking. In addition, cigarettes are subject to substantial and increasing excise taxes. On January 1, 2002, the federal excise tax included in the price of cigarettes increased by $2.50 to $19.50 per thousand cigarettes ($0.39 per pack of 20 cigarettes). Additional excise taxes, which are levied upon and paid by the distributors, are also in effect in the 50 states, the District of Columbia and many municipalities. Various states have proposed, and certain states have recently passed, increases in their state tobacco excise taxes. The state taxes generally range from $.025 to $1.50 per package of 20 cigarettes. Increased excise taxes are likely to result in declines in overall sales volume and shifts by consumers to less expensive brands. Both of these results could have a material adverse effect on RJR Tobacco Company’s, and consequently RJR Tobacco Holdings’, results of operations, cash flows and financial condition, the ability of RJR Tobacco Holdings to make payments on the notes and the ability of RJR Tobacco Company to make payments pursuant to its guarantee.

In 1996, the U.S. Food and Drug Administration published regulations that would have severely restricted cigarette advertising and promotion and limited the manner in which tobacco products could be sold. On March 21, 2000, the U.S. Supreme Court held that Congress did not give the FDA authority to regulate tobacco products under the Federal Food, Drug, and Cosmetic Act and, accordingly, the FDA’s assertion of jurisdiction over tobacco products was impermissible under that Act. Since the Supreme Court decision, various proposals have been made for federal and state legislation to regulate cigarette manufacturers. Recently, a Presidential commission appointed by former President Clinton issued a final report recommending that the FDA be given authority by Congress to regulate the manufacture, sale, distribution and labeling of tobacco products to protect public health. In addition, Congressional advocates of FDA regulation have introduced legislation for consideration by the 107th Congress. Additional federal or state regulation relating to the manufacture, sale, distribution, advertising, labeling and mandatory ingredients disclosure of tobacco products could reduce sales, increase costs and have a material adverse effect on the business of RJR Tobacco Company. Extensive and inconsistent regulation by multiple states could prove to be particularly disruptive to the business of RJR Tobacco Company. These factors could have a material adverse effect on RJR Tobacco Company’s, and consequently RJR Tobacco Holdings’, results of operations, cash flows and financial condition, the ability of RJR Tobacco Holdings to make payments on the notes and the ability of RJR Tobacco Company to make payments pursuant to its guarantee.

Various state governments have adopted or are considering adopting legislation establishing fire safety standards for cigarettes; compliance with this legislation could be burdensome.

In June 2000, the New York State legislature passed legislation charging the state’s Office of Fire Prevention and Control with developing standards for “fire-safe” or self-extinguishing cigarettes. The OFPC has until January 1, 2003 to issue final regulations. Six months from the issuance of the standards, but no later than July 1, 2003, all cigarettes offered for sale in New York state will be required to be manufactured to those standards. RJR Tobacco Company is unable to predict what design or manufacturing changes will be necessary for cigarettes manufactured for sale in New York until the standards are published. Similar legislation is being considered by other state legislatures. Compliance with such legislation could harm the business of RJR Tobacco Company.

The market for tobacco products is highly competitive.

The cigarette industry is highly competitive, characterized by brand recognition and loyalty, with product quality, price, marketing and packaging constituting the significant methods of competition. Substantial marketing support, merchandising display, competitive pricing and other financial incentives generally are required to maintain and improve a brand’s market position or introduce a new brand. Increased selling prices and higher cigarette taxes have resulted in increased competitive discounting and the proliferation of deep-discount brands.

In recent years, small manufacturers of deep-discount cigarettes have proliferated and have increased their combined retail market share to approximately 8.0% of U.S. industry unit sales in the first quarter of 2002. Because some of these small manufacturers are not obligated to make significant payments under the MSA and other state settlement agreements, these manufacturers have a substantial cost advantage in the discount segment of the U.S. cigarette market. These factors could have a material adverse effect on RJR Tobacco Company’s, and consequently RJR Tobacco Holdings’, results of operations, cash flows and financial condition, the ability of RJR Tobacco Holdings to make payments on the notes and the ability of RJR Tobacco Company to make payments pursuant to its guarantee.

RJR Tobacco Company’s retail market share has declined in recent years.

In 2001, RJR Tobacco Company’s share of the U.S. cigarette retail market declined to approximately 23.42% from approximately 23.58% in 2000. For the first quarter of 2002, this share declined to approximately 22.66%. This trend has continued for several years. If this trend continues, it could adversely affect RJR Tobacco Company’s, and consequently RJR Tobacco Holdings’, results of operations, cash flows and financial condition, the ability of RJR Tobacco Holdings to make payments on the notes and the ability of RJR Tobacco Company to make payments pursuant to its guarantee.

RJR Tobacco Company may not be able to develop, produce or commercialize competitive new products and technologies required by regulatory changes or changes in adult consumer preferences.

Consumer health concerns and changes in regulations are likely to require RJR Tobacco Company to introduce new products or make substantial changes to existing products. RJR Tobacco Company cannot assure you that RJR Tobacco Company will be able to meet the requisite standards without adversely affecting its profitability and without adversely affecting the taste of its cigarettes, or otherwise reducing adult consumer acceptance.

Similarly, RJR Tobacco Company believes that there will be increasing pressure from public health authorities and consumers to develop a conventional cigarette or an alternative cigarette that provides a demonstrable reduced risk of adverse health effects. RJR Tobacco Company may not be able to develop a reduced risk product that is broadly acceptable to adult consumers in a cost-effective manner. The costs associated with developing new products and technologies, as well as the inability to develop acceptable products in response to competitive conditions or regulatory requirements, may have a material adverse effect on RJR Tobacco Company’s, and consequently RJR Tobacco Holdings’, results of operations, cash flows and financial condition, the ability of RJR Tobacco Holdings to make payments on the notes and the ability of RJR Tobacco Company to make payments pursuant to its guarantee.

Risks Related to the Notes

RJR Tobacco Holdings is a holding company; this structure may impair its ability to pay the notes.

RJR Tobacco Holdings is a holding company; substantially all of its operations are conducted through its subsidiaries. Consequently, the company relies principally on dividends or advances from its subsidiaries for the funds necessary for, among other things, the payment of principal of and interest on the notes and the other indebtedness of the company. The ability of the subsidiaries to pay dividends is subject to applicable state law and certain other restrictions. Any right of the holders of the notes to participate in the assets of any of the subsidiaries upon the subsidiary’s liquidation or recapitalization will be effectively subordinated to the claims of the subsidiary’s creditors and preferred stockholders (if any), except to the extent that the company is itself recognized as a creditor of such subsidiary. RJR Tobacco Company and RJR Acquisition Corp., as well as any other subsidiary that guarantees the revolving credit facility of RJR Tobacco Holdings in the future, will guarantee the payment of principal and interest on the notes. In addition, these subsidiaries guarantee the publicly registered notes of RJR Tobacco Holdings, which approximated $1.25 billion at March 31, 2002.

The notes are unsecured obligations.

The notes are the unsecured and unsubordinated obligations of RJR Tobacco Holdings and rank equally in right of payment with all other existing and future unsecured and unsubordinated obligations of RJR Tobacco Holdings. The guarantees by its subsidiaries, RJR Tobacco Company and RJR Acquisition Corp., are unsecured obligations of the relevant guarantor and will rank equally with all other existing and future unsecured obligations of each such guarantor. Neither the notes nor the guarantees are secured by any assets of RJR Tobacco Holdings or the guarantors. Notwithstanding the foregoing, if the publicly registered notes of RJR Tobacco Holdings are rated below BBB- by Standard & Poor’s Rating Services, a division of McGraw-Hill, Inc., and below Baa3 by Moody’s Investors Service, Inc., or two levels below these thresholds for either of these rating agencies, RJR Tobacco Holdings, RJR Tobacco Company and RJR Acquisition Corp. will be required to pledge their assets to secure their obligations under these notes, including the notes offered hereby, as well as under RJR Tobacco Holdings’ revolving credit facility. In such event, all of the assets of these entities will secure the revolving credit facility of RJR Tobacco Holdings while only certain categories of assets, which do not include, among other assets, intellectual property, inventory or accounts receivable, will secure the outstanding publicly registered notes. If RJR Tobacco Holdings or a guarantor becomes insolvent or is liquidated, or if payment under any secured obligation is accelerated, the lenders under that secured obligation will be entitled to exercise the remedies available to a secured lender under applicable law and pursuant to the terms of the agreement securing that obligation. Any claims of secured lenders with respect to assets securing their loans will be prior to any claim of the holders of the notes with respect to those assets. Accordingly, it is possible that there would be insufficient assets remaining to satisfy noteholders’ claims fully. Assuming the notes were sold as of March 31, 2002, RJR Tobacco Holdings would have had approximately $2.425 billion of total consolidated indebtedness outstanding, including $750 million outstanding under the notes and approximately $1.675 billion of other unsubordinated debt, $98 million of which would have been cash collateralized and the remainder of which would have been unsecured. As of March 31, 2002, neither RJR Tobacco Company nor RJR Acquisition Corp. had any third-party debt.

Redemption of the notes may adversely affect your return on the notes.

The notes are redeemable at the option of RJR Tobacco Holdings as described under “Description of the Notes—Optional Redemption” in this prospectus supplement. RJR Tobacco Holdings may choose to redeem the notes at times when prevailing interest rates are relatively low. At those times, you generally will not be able to reinvest the redemption proceeds in a comparable security at an effective interest rate as high as the notes being redeemed.

The credit ratings assigned to the notes may not reflect all risks of an investment in the notes.

The credit ratings assigned to the notes reflect the rating agencies’ assessments of the ability of RJR Tobacco Holdings to make payments on the notes when due. Consequently, real or anticipated changes in these credit ratings will generally affect the market value of the notes. These credit ratings, however, may not reflect the potential impact of risks related to structure, market or other factors related to the value of the notes.

The guarantees may be terminated without the consent of the noteholders.

If RJR Tobacco Company or RJR Acquisition Corp. ceases to be a guarantor of RJR Tobacco Holdings’ obligations under its revolving credit facility, that guarantor subsidiary will be automatically and unconditionally released from all of its obligations under the indenture and its guarantee of the notes, and that guarantee will terminate. Because RJR Tobacco Holdings’ current or future lenders may terminate the guarantees under its revolving credit facility, we cannot assure you that the notes will continue to be guaranteed as they will be upon issuance or at all.

There may not be any trading market for the notes; many factors affect the trading and market value of the notes.

Upon issuance, the notes will not have an established trading market. We cannot assure you a trading market for the notes will ever develop or be maintained if developed. In addition to the creditworthiness of RJR Tobacco Holdings, many factors affect the trading market for, and trading value of, the notes. These factors include:

• the method of calculating the principal, premium and interest in respect of the notes;

• the time remaining to the maturity of the notes;

• the outstanding amount of notes;

• the redemption features of the notes; and

• the level, direction and volatility of market interest rates generally.

There may be a limited number of buyers when you decide to sell your notes. This may affect the price you receive for your notes or your ability to sell your notes at all. You should not purchase notes unless you understand and know you can bear all of the investment risks involving the notes.

Fraudulent transfer laws may limit your rights as a noteholder.

Federal or state fraudulent transfer laws permit a court, if it makes certain findings, to:

• avoid all or a portion of the guarantors’ obligations under the guarantees;

• subordinate all or a portion of the guarantees to other obligations of the guarantors, entitling other creditors to be paid in full before any payment is made on the guarantees; and

• take other action detrimental to noteholders, including invalidating the guarantees under some circumstances.

Under federal and state fraudulent transfer laws, in order to take any of those actions, courts will typically need to find that, when a subsidiary became a guarantor, the relevant guarantor:

(1) issued the guarantee with the intent of hindering, delaying or defrauding the debt represented by the guarantee; or

(2) received less than fair consideration or reasonably equivalent value for incurring the debt represented by the guarantee; and

• was insolvent or was rendered insolvent by reason of the issuance of the guarantee;

• was engaged, or about to engage, in a business or transaction for which its assets were unreasonably small; or

• intended to incur, or believed (or should have believed) it would incur, debts beyond its ability to pay as such debts mature.

Different jurisdictions define “insolvency” differently. However, a guarantor generally would be considered insolvent at the time it issued its guarantee if:

• the fair market value (or fair saleable value) of its assets is less than the amount required to pay its total existing debts and liabilities (including the probable liability for contingent liabilities) as they become absolute or matured or

• it was incurring debts beyond its ability to pay as such debts mature.

We cannot assure you what standard a court would apply in order to determine whether a particular guarantor was “insolvent” as of the date its guarantee is issued. There is a litigation risk that a court might also determine, regardless of whether the guarantor was insolvent on the date the guarantee was issued, that payments under the guarantee constituted fraudulent transfers on another ground.

INCORPORATION BY REFERENCE

The SEC allows the “incorporation by reference” of the information filed with them by RJR Tobacco Holdings, which means that important information can be disclosed to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus supplement, and information that RJR Tobacco Holdings files later with the SEC will automatically update and supersede this information. Any statement, including financial statements, in the incorporated documents shall be deemed to be modified or superseded to the extent that a statement contained in this prospectus supplement or in any other later incorporated document modifies or supersedes that statement. The documents listed below and any future filings made with the SEC by RJR Tobacco Holdings before all the notes described in this prospectus supplement are sold under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, are incorporated by reference in this prospectus supplement:

• Annual Report on Form 10-K for the year ended December 31, 2001 and

• Quarterly Report on Form 10-Q for the quarter ended March 31, 2002.

You may request a copy of these filings at no cost, by writing or telephoning the office of:

Corporate Secretary

R.J. Reynolds Tobacco Holdings, Inc.
P.O. Box 2866
401 North Main Street
Winston-Salem, North Carolina 27102-2866
Telephone: 336-741-5162

SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus and the documents incorporated by reference contain certain “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. The words “believes,” “expects,” “intends,” “anticipates,” “estimates” and similar expressions are intended to identify forward-looking statements. These statements inherently are subject to a variety of risks and uncertainties, many of which are beyond the control of RJR Tobacco Holdings, that could cause actual results to differ materially from those set forth in the forward-looking statements. These risks and uncertainties include, among others:

• the substantial and increasing regulation and taxation of the cigarette industry;

• various legal actions, proceedings and claims arising out of the tobacco business and claimed health effects of cigarettes that are pending or may be instituted against RJR Tobacco Holdings or its subsidiaries;

• the substantial payment obligations and limitations on the advertising and marketing of cigarettes, under various litigation settlement agreements;

• the continuing decline in volume in the domestic cigarette industry;

• competition from other cigarette manufacturers;

• the success of new product innovations and acquisitions;

• the effect of market conditions on the performance of pension assets and the return on corporate cash; and

• the ratings of RJR Tobacco Holdings’ securities.

These forward-looking statements speak only as of the date of this prospectus supplement. Except as required by law, we expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement to reflect any change in our expectations or any change in events, conditions or circumstances on which any statement is based.

USE OF PROCEEDS

The net proceeds to RJR Tobacco Holdings from the notes offering will be approximately $740.2 million, after deducting underwriting discounts and estimated expenses. RJR Tobacco Holdings intends to use $550 million of the net proceeds to repay the principal on its 7 3/8% notes due May 15, 2003. RJR Tobacco Holdings intends to use the balance of the net proceeds for general corporate purposes. Pending those uses, RJR Tobacco Holdings intends to invest the net proceeds in interest bearing accounts or interest bearing securities.

CAPITALIZATION

The following table sets forth the capitalization of RJR Tobacco Holdings as of March 31, 2002 on an actual basis and as adjusted to reflect the sale of the notes prior to the application of the estimated net proceeds therefrom as described under “Use of Proceeds.” This table should be read in conjunction with the information under “Selected Financial Data” and the consolidated financial statements of RJR Tobacco Holdings and the notes thereto incorporated by reference herein.

	As of March 31, 2002

	Actual	As Adjusted

	(dollars in millions)
Long-term Debt, including current maturities:
Notes offered hereby	$—	$750
Other long-term debt	1,675	1,675

Total long-term debt, including current maturities	1,675	2,425
Stockholders’ Equity:
Common stock, par value $.01 per share; 290,000,000 shares authorized; 114,388,060 shares issued	1	1
Paid-in capital	7,391	7,391
Retained earnings	1,177	1,177
Accumulated other comprehensive loss—cumulative minimum pension liability adjustments	(121)	(121)
Unamortized restricted stock	(39)	(39)

	8,409	8,409
Treasury stock, at cost; 21,939,318 shares	(905)	(905)

Total stockholders’ equity	7,504	7,504

Total capitalization	$9,179	$9,929

SELECTED FINANCIAL DATA

The selected historical consolidated financial data as of December 31, 2001 and 2000 and for each of the years in the three-year period ended December 31, 2001 are derived from the consolidated financial statements and accompanying notes, which have been audited by RJR Tobacco Holdings’ independent auditors, included in RJR Tobacco Holdings’ Form 10-K for the year ended December 31, 2001 incorporated by reference herein. The selected historical consolidated financial data as of December 31, 1999, 1998 and 1997 and for the years ended December 31, 1998 and 1997 are derived from audited consolidated financial statements not presented or incorporated by reference. The selected historical consolidated financial data as of March 31, 2002 and 2001 and for each of the three months then ended are derived from, and are qualified by reference to, RJR Tobacco Holdings’ unaudited financial statements included in RJR Tobacco Holdings’ Form 10-Q for the quarter ended March 31, 2002 incorporated by reference herein. The unaudited financial statements have been prepared on the same basis as the audited financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation. You should read the selected consolidated financial data in conjunction with the consolidated financial statements and notes thereto incorporated by reference herein.

	Three Months
	Ended March 31,		Years Ended December 31,

	2002	2001	2001	2000	1999(1)	1998(1)	1997(1)

	(unaudited)		(audited)

	(dollars in millions)
Results of Operations:
Net sales(2)(3)	$1,515	$1,456	$8,585	$8,058	$7,468	$5,685	$4,975
Income (loss) from continuing operations(4)	167	100	444	352	195	(519)	19
Income (loss) from discontinued operations	—	—	(9)	—	2,398	3	414
Extraordinary items—gains (loss)	—	—	—	1,475	(250)	—	—
Cumulative effect of accounting change, net of income taxes(4)	(502)	—	—	—	—	—	—
Net income (loss)	(335)	100	435	1,827	2,343	(516)	433
Cash Flow Data:
Net cash from operating activities	81	66	626	590	929	367	628
Net cash from (used in) investing activities	(348)	(214)	(307)	1,573	7,576	(43)	(46)
Net cash used in financing activities	(201)	(92)	(842)	(881)	(5,359)	(611)	(848)
Balance Sheet Data:
Cash, cash equivalents and short-term investments	1,759	2,504	2,227	2,543	1,287	—	85
Total current assets	3,363	3,815	3,856	3,871	2,468	6,994	1,935
Property, plant and equipment, net	1,059	1,036	1,050	1,048	1,080	1,115	1,415
Trademarks, net	2,451	2,849	2,773	2,875	3,070	3,176	3,281
Goodwill, net	6,875	7,238	6,875	7,303	7,563	7,823	8,086
Total assets	14,241	15,388	15,050	15,554	14,377	19,310	20,251
Tobacco settlement and related accruals	1,483	1,309	1,520	1,394	1,278	610	177
Total current liabilities	2,622	2,589	2,792	2,776	3,068	1,729	1,256
Long-term debt, less current maturities	1,632	1,674	1,631	1,674	1,653	4,861	4,944
Total liabilities	6,737	6,930	7,024	7,118	7,313	9,424	9,172
Stockholders’ equity	7,504	8,458	8,026	8,436	7,064	9,886	11,079
Other Data:
EBITDA(5)	333	320	1,409	1,399	1,368	1,715	1,616
Ratio of EBITDA to interest expense(5)	9.3	8.4	9.4	8.3	5.1	4.0	3.7

(1) The consolidated financial statements of RJR Tobacco Holdings prior to 2000 segregate the account balances and activities of the international tobacco business and Nabisco.

(2) Net sales excludes excise taxes of $428 million and $362 million for the three months ended March 31, 2002 and 2001, respectively, and $1.529 billion, $1.631 billion, $1.173 billion, $1.292 billion and $1.369 billion for the years ended December 31, 2001, 2000, 1999, 1998 and 1997, respectively.

(3) On January 1, 2002, RJR Tobacco Holdings adopted Emerging Issues Task Force Issue No. 00-25. Accordingly, certain sales incentives historically included in selling, general and administrative expenses are now included as reductions of revenue. These amounts have been reclassified for the quarter ended March 31, 2001 for comparative purposes. On January 1, 2001, RJR Tobacco Holdings adopted EITF No. 00-14. Accordingly, certain sales incentives historically included in selling, general and administrative expenses are now included in cost of products sold or as reductions of revenue. These amounts have been reclassified during prior years for comparative purposes.

(4) On January 1, 2002, RJR Tobacco Holdings adopted Statement of Financial Accounting Standards No. 142, which eliminates amortization of goodwill and trademarks. Additionally, SFAS No. 142 provides new guidance for the testing of impairment of trademarks and goodwill. The adoption of SFAS No. 142 resulted in an impairment of certain brands’ trademark values, presented as a cumulative effect of accounting change.

(5) EBITDA represents income before income taxes plus net interest expense, depreciation, amortization, nonrecurring charges and extraordinary items. While EBITDA should not be considered a substitute for operating income or a better indicator of liquidity than cash flow from operating activities, which are determined in accordance with generally accepted accounting principles, it is provided to give additional information with respect to RJR Tobacco Holdings’ ability to meet its future debt service, capital expenditures and working capital requirements. In addition, RJR Tobacco Holdings believes that certain investors find EBITDA to be a useful measure of its ability to service its debt. EBITDA is not necessarily a measure of the ability of RJR Tobacco Holdings to fund cash needs.

BUSINESS

Introduction

R.J. Reynolds Tobacco Holdings, Inc. was incorporated as R.J. Reynolds Industries, Inc. in 1970. RJR Tobacco Holdings’ wholly owned subsidiaries include its operating subsidiaries, R. J. Reynolds Tobacco Company and Santa Fe Natural Tobacco Company, Inc. RJR Tobacco Holdings also wholly owns RJR Acquisition Corp.

RJR Tobacco Holdings has one reportable operating segment, RJR Tobacco Company, which is the second largest cigarette manufacturer in the United States. RJR Tobacco Company’s largest selling cigarette brands, CAMEL, WINSTON, SALEM and DORAL, were four of the top ten best-selling brands of cigarettes in the United States in 2001. Those brands, and its other brands, including VANTAGE, MORE, NOW, MONARCH and BEST VALUE, are manufactured in a variety of styles and marketed in the United States to meet a range of adult smoker preferences.

During 1999, RJR Tobacco Holdings and NGH completed a series of transactions to reorganize their businesses and capital structures. In May 1999, RJR Tobacco Holdings and RJR Tobacco Company sold the international tobacco business to Japan Tobacco Inc. As a result of this sale, RJR Tobacco Company’s business consists exclusively of the manufacture and sale of cigarettes in the United States and its territories, commonwealths, protectorates and possessions. A portion of the proceeds from the sale of the international tobacco business was used by RJR Tobacco Holdings to repurchase $4 billion of its debt. Additionally, RJR Tobacco Holdings transferred $1.6 billion in cash proceeds, together with its 80.5% interest in Nabisco to NGH through a merger transaction. In June 1999, NGH distributed all of the outstanding shares of RJR Tobacco Holdings common stock to NGH common stockholders of record as of May 27, 1999. Shares of RJR Tobacco Holdings began trading separately on June 15, 1999.

On December 11, 2000, RJR Tobacco Holdings acquired its former parent, NGH, a non-operating public shell company with no material assets or liabilities other than $11.8 billion in cash. RJR Acquisition Corp. paid $30 for each outstanding share of NGH, or $9.8 billion in the aggregate, and was merged into NGH, with NGH being the surviving corporation. After the merger, NGH changed its name to RJR Acquisition Corp. Net cash proceeds to RJR Acquisition Corp. were $1.5 billion, after transaction costs and payments to NGH stockholders.

On January 16, 2002, RJR Tobacco Holdings acquired 100% of the voting stock of privately held Santa Fe for $344 million, subject to post-closing adjustments. Fiesta Acquisition Corp., a wholly owned subsidiary of RJR Tobacco Holdings, merged with and into Santa Fe, and Santa Fe, being the surviving corporation, became a wholly owned operating subsidiary of RJR Tobacco Holdings.

Santa Fe manufactures cigarettes, under the NATURAL AMERICAN SPIRIT brand, and other tobacco products in the United States and currently markets its products primarily in the United States. The financial condition and results of operations of Santa Fe do not meet the criteria as a reportable operating segment. As a result, information related to Santa Fe generally is not disclosed separately in this document.

Industry Overview

U.S. cigarette shipments decreased at a compound annual rate of 1.6% from 1987 through 1997. After declining 4.6% in 1998 and 9% in 1999, shipments remained relatively stable in 2000 and declined 3.2%, to 406.4 billion units in 2001. From December 1999 to December 2001, wholesale cigarette prices of the major manufacturers increased $.52 per pack overall.

Competition

RJR Tobacco Holdings’ operating subsidiaries primarily conduct business in the highly competitive U.S. market with several large participants. Based on data collected by Information Resources Inc./Capstone, during the first quarter of 2002 and the years 2001, 2000 and 1999, Philip Morris Incorporated had an overall share of the retail market of 50.38%, 50.45%, 50.37% and 49.58%, respectively. During these same periods, RJR Tobacco Company had an overall share of the retail market of 22.66%, 23.42%, 23.58% and 23.92%, respectively, and the remaining participants held lesser shares.

Competition is primarily based on a brand’s products, positioning, consumer loyalty, retail display and promotion and price. Substantial marketing support, merchandising display, competitive pricing and other financial incentives generally are required to maintain or improve a brand’s market position or to introduce a new brand. Increased selling prices and higher cigarette taxes have resulted in increased competitive discounting and the proliferation of deep-discount brands. The cost structures of manufacturers of these brands are less impacted by the Master Settlement Agreement and other state settlement agreements than larger manufacturers.

Anti-smoking groups have attempted to restrict cigarette sales, cigarette advertising and the testing and introduction of new cigarette products. The MSA, signed in late 1998, contains provisions restricting the marketing of cigarettes. See “—Litigation Affecting the Cigarette Industry” for more discussion of the MSA.

Established cigarette brands usually have a competitive advantage in the United States because of significant cigarette marketing restrictions. RJR Tobacco Company has repositioned or introduced brands designed to appeal to adult smokers of competing brands in the United States, but there can be no assurance that such efforts will be successful. See “—Marketing” for more discussion of RJR Tobacco Company’s marketing efforts.

Strategy

RJR Tobacco Holdings’ goals are to:

• stabilize, then grow earnings and cash flow;

• deliver an attractive return to stockholders;

• stabilize, then grow share of market for RJR Tobacco Company’s four key brands: CAMEL, WINSTON, SALEM and DORAL; and

• continue the growth trend of Santa Fe’s NATURAL AMERICAN SPIRIT products.

Marketing

RJR Tobacco Holdings’ operating subsidiaries are committed to providing unique products and increased value to adult smokers. RJR Tobacco Company’s marketing programs are designed to strengthen each brand’s image, build brand awareness and loyalty and attract adult smokers of competing brands, primarily in an effort to stabilize, then grow share of market on RJR Tobacco Company’s four key brands. RJR Tobacco Company utilizes a two-fold approach to market its key brands: build strong brand equity while maintaining a competitive price. In 2001, RJR Tobacco Company introduced many new programs and products to build each brand’s equity and attract adult smokers of competitive brands.

CAMEL, RJR Tobacco Company’s largest brand, continued to deliver strong retail share of market growth in 2001. The brand’s “Pleasure to Burn” positioning and new equity programs like the “Seven Pleasures of the Exotic” continued to appeal to competitive adult smokers. New products also enhanced CAMEL’s performance in 2001. Following the successful launch of Turkish Gold in 2000, the brand introduced Turkish Jade, a menthol line extension, in the third quarter of 2001.

WINSTON’s share performance in 2001 benefited from the launch of new programs and products to modernize the brand’s positioning. Contributing to WINSTON’s share increase was the introduction of the “No Boundaries, No Bull” promotion offering adult smokers the chance to win a unique adventure. Beginning in the second quarter, WINSTON introduced two new styles, S2 and S200’s, that feature a new blend and high impact silver packaging. Silver highlights were added to the packaging on the brand’s other styles, extending the modernization of WINSTON’s image.

SALEM’s marketing efforts have been concentrated in its emphasis markets. In these markets, SALEM offers unique programs and products like the Slide Box styles, which are blended to offer a richer tobacco taste than other SALEM products. Although the results in the ten emphasis markets have been better than in the balance of the country, the brand is evaluating opportunities to strengthen its performance.

DORAL’s marketing program continues to focus on exceeding adult smokers’ expectations with its “Imagine Getting More” positioning. DORAL, the largest savings brand in the country, offers savings-conscious adult smokers added value at a competitive price. Due to pricing pressure and the growth of deep-discount brands, DORAL’s share started to decline in the second quarter of 2001 after holding steady for several quarters. To improve its performance, DORAL has recently launched a comprehensive upgrade of its products and packaging with unique advertising to communicate the improvements.

In addition to its marketing programs discussed above, RJR Tobacco Company utilizes a defensive retail pricing strategy, including discounting at retail, to defend its brands’ share of market against competitive pricing pressure. RJR Tobacco Company continued to enhance its retail strategy during 2001, gaining increased promotional coverage, broader retail presence and more competitive pricing.

On a combined basis, RJR Tobacco Company’s four key brands represent over 80% of its volume and share of market. Additional RJR Tobacco Company full-price and savings products are offered to meet the diverse preferences of adult smokers. Other full-price brands include VANTAGE, MORE and NOW. In the savings category, MONARCH, BEST VALUE and various private label brands are available for cost-conscious adult smokers.

RJR Tobacco Company also is committed to finding ways to develop and market consumer-acceptable cigarettes that may present less risk associated with smoking. In April 2000, RJR Tobacco Company launched a new test market of ECLIPSE in the Dallas/Fort Worth area through direct mail and Internet sales to age-verified, adult smokers. The Dallas/Fort Worth test market was expanded to include retail sales in January 2001. ECLIPSE is a cigarette that primarily heats rather than burns tobacco. Although RJR Tobacco Company does not claim that ECLIPSE presents smokers with less risk of cardiovascular disease or complications with pregnancy, ECLIPSE may present less risk of cancer, chronic bronchitis and possibly emphysema when compared with tobacco-burning cigarettes.

RJR Tobacco Company continues to use advertisements in magazines read primarily by adults, direct mailings to age-verified adult smokers and other means to market its brands and enhance their appeal among adult smokers. RJR Tobacco Company continues to advertise and promote at retail cigarette locations and in other adult venues where permitted. As a result of the MSA and other federal, state and local legislative and regulatory restrictions, RJR Tobacco Company does not utilize television, radio or billboard advertising or certain other marketing and promotional tools for cigarettes.

Manufacturing and Distribution

RJR Tobacco Company owns both of its cigarette manufacturing facilities, which are located in the Winston-Salem, North Carolina area: Tobaccoville, a two-million-square-foot facility constructed in 1985; and the Whitaker Park complex, which includes a one-and-one-half-million-square-foot plant, RJR Tobacco Company’s Central Distribution Center and a pilot plant for trial manufacturing of new products. RJR Tobacco Company has a combined production capacity of approximately 150 billion cigarettes per year, and believes its cigarette manufacturing facilities are among the most technologically advanced in the United States.

RJR Tobacco Company sells its cigarettes primarily to distributors and wholesalers and to certain large retail stores, which buy on a spot basis. RJR Tobacco Company distributes its cigarettes primarily to public warehouses located throughout the United States that serve as local distribution centers for its customers. No significant backlog of orders existed at December 31, 2001 or 2000.

During 2001, 2000 and 1999, sales made by RJR Tobacco Company to McLane Company, Inc. and its affiliate, Wal-Mart Stores, Inc., comprised 20%, 19% and 17%, respectively, of RJR Tobacco Holdings’ consolidated revenue. No other customer accounted for 10% or more of RJR Tobacco Holdings’ revenue during those years.

Raw Materials

In its production of cigarettes, RJR Tobacco Company uses domestic burley and flue-cured leaf tobaccos, as well as oriental tobaccos grown primarily in Turkey and Greece, and certain other non-domestic tobaccos. RJR Tobacco Company believes there is a sufficient supply in the worldwide tobacco market to satisfy its current and anticipated production requirements.

During 2001, RJR Tobacco Company primarily contracted directly with U.S. tobacco growers to purchase flue-cured and burley leaf. The cost of tobacco purchased by contract from growers has not differed materially from that purchased through the auction process.

RJR Tobacco Company has developed a simple, practical way to reduce tobacco-specific nitrosamines, or TSNAs, by approximately 90% in flue-cured tobacco, and is converting to the use of low-TSNA flue-cured tobacco in its cigarette blends.

Tobacco leaf is an agricultural product subject in the United States to government production controls and price supports that can affect market prices substantially. The tobacco leaf price support program is subject to congressional review and may be changed at any time. In December 1994, Congress enacted the Uruguay Round Agreements Act to replace a domestic content requirement with a tariff rate quota system that bases tariffs on import volumes. The tariff rate quotas have been established by the United States with overseas tobacco producers and became effective on September 13, 1995.

Research and Development

RJR Tobacco Company’s research and development activities are located in its technologically advanced Bowman Gray Technical Center in Whitaker Park. Scientists and engineers continue to create more efficient methods of preparing tobacco blends and new products, as well as develop product enhancements and packaging that differentiate CAMEL, WINSTON, SALEM, DORAL and other RJR Tobacco Company brands from competitive brands. A major focus for research and development activity is the development of products that may present less risk associated with smoking. RJR Tobacco Company’s research and development expense for the years ended December 31, 2001, 2000 and 1999 was $64 million, $58 million and $59 million, respectively.

Intellectual Property

RJR Tobacco Holdings’ operating subsidiaries own numerous trademarks, including the brand names of their cigarettes and the distinctive elements of their packaging and displays. RJR Tobacco Holdings’ operating subsidiaries’ material trademarks are registered with the U.S. Patent and Trademark Office. Rights in these trademarks in the United States will last as long as they continue to use the trademarks. The operating subsidiaries consider the blends and recipes used to make each of their brands distinctive to be trade secrets. These trade secrets are not patented.

RJR Tobacco Company sold most of its trademarks and patents outside the United States in connection with the sale of the international tobacco business to Japan Tobacco Inc.

Legislation and Other Matters Affecting the Cigarette Industry

The tobacco industry is subject to a wide range of laws and regulations regarding the advertising, sale, taxation and use of tobacco products imposed by local, state, federal and foreign governments. Various state governments have adopted or are considering, among other things, legislation and regulations increasing their excise taxes on cigarettes, restricting displays and advertising of tobacco products, establishing “fire safety” standards for cigarettes, raising the minimum age to possess or purchase tobacco products, requiring the disclosure of ingredients used in the manufacture of tobacco products, imposing restrictions on public smoking and restricting the sale of tobacco products directly to consumers or other unlicensed recipients or over the Internet. In addition, in 2002, the U.S. Congress may consider legislation regarding further increases in the federal excise tax, regulation of cigarette manufacturing and sale by the U.S. Food and Drug Administration, implementation of a national standard for “fire-safe” cigarettes and changes to the tobacco price support program. Together with manufacturers’ price increases in recent years and substantial increases in state and federal excise taxes on cigarettes, these developments have had and will likely continue to have an adverse effect on cigarette sales. For further discussion of the regulatory and legislative environment applicable to the cigarette business, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Governmental Activity.”

Litigation Affecting the Cigarette Industry

Overview

Various legal actions, proceedings and claims, including legal actions claiming that lung cancer and other diseases, as well as addiction, have resulted from the use of, or exposure to, RJR Tobacco Holdings’ operating subsidiaries’ products, are pending or may be instituted. During the first quarter of 2002, 58 new cases were served against RJR Tobacco Holdings or its affiliates, including RJR Tobacco Company, or indemnitees, and 34 cases were dismissed or otherwise resolved without trial in favor of RJR Tobacco Company. In addition, 47 individual smoker cases were severed from existing cases in New York County (New York). On March 31, 2002, there were 1,710 active cases pending, including approximately 1,237 individual smoker cases pending in West Virginia state court as a consolidated action, as compared with 1,662 on March 31, 2001 and 536 on March 31, 2000. As of May 10, 2002, 1,681 active tobacco-related cases were pending against RJR Tobacco Company and/or its affiliates or indemnitees: 1,675 in the United States; 1 in Canada; 1 in the

Marshall Islands; and 2 in each of Israel and Puerto Rico. The U.S. case number does not include the 2,823 Broin II cases pending as of May 10, 2002, discussed below.

The U.S. cases, exclusive of the Broin II cases, are pending in 33 states and the District of Columbia: 1,237 in West Virginia; 112 in New York; 61 in Florida; 56 in California; 30 in Mississippi; 28 in the District of Columbia; 26 in Louisiana; 12 in each of Alabama, Iowa and Missouri; 10 in Massachusetts; 9 in New Jersey; 7 in each of Georgia, Maryland and Texas; 6 in Tennessee; 5 in Illinois; 4 in each of Minnesota, Nevada and Ohio; 3 in each of Arizona, Connecticut, New Hampshire and Pennsylvania; 2 in each of Michigan, North Carolina, New Mexico and South Dakota; and 1 in each of Indiana, Kansas, Maine, North Dakota, Utah and Wisconsin. Of the 1,675 active U.S. cases, 138 are pending in federal court, 1,534 in state court and 3 in tribal court.

Theories of Recovery

The plaintiffs seek recovery on a variety of legal theories, including negligence, strict liability in tort, design defect, special duty, voluntary undertaking, breach of warranty, failure to warn, fraud, misrepresentation, unfair trade practices, conspiracy, unjust enrichment, medical monitoring, public nuisance and violations of state and federal antitrust and RICO laws. Punitive damages, often in amounts ranging into the hundreds of millions or even billions of dollars, are specifically pleaded in a number of cases, in addition to compensatory and other damages. Of the 1,675 active U.S. cases, 6, plus the 2,823 Broin II cases, involve alleged nonsmokers claiming injuries resulting from exposure to environmental tobacco smoke. Twenty-five class-action cases have been filed on behalf of thousands of individuals. Purported classes include individuals claiming to be addicted to cigarettes, individuals and their estates claiming illness and death from cigarette smoking, persons making claims based on alleged exposure to environmental tobacco smoke, current smokers who have no tobacco-related disease but are seeking to recover the costs of medical monitoring, purchasers of “light” and “ultra light” cigarettes claiming to have been defrauded and seeking to recover the costs of their cigarette purchases and Blue Cross and Blue Shield subscribers seeking reimbursement for premiums paid. Fifty-eight cases seek recovery of the cost of Medicaid/Medicare payments or other health-related costs paid for treatment of individuals suffering from diseases or conditions allegedly related to tobacco use. Eleven cases, brought by entities administering asbestos liability, seek contribution for the costs of settlements and judgments.

Defenses

The defenses raised by RJR Tobacco Company and/or its affiliates, including RJR Tobacco Holdings, include, where applicable, preemption by the Federal Cigarette Labeling and Advertising Act of some or all claims arising after 1969, the lack of any defect in the product, assumption of the risk, contributory or comparative fault, lack of proximate cause and statutes of limitations or repose. RJR Tobacco Holdings has asserted additional defenses, including jurisdictional defenses, in many of the cases in which it is named.

Industry Trial Results in Individual Smoker Cases

The tobacco industry continues to win most individual smoking and health cases. In Nunnally v. R.J. Reynolds Tobacco Co., a Mississippi state court jury found RJR Tobacco Company not liable on July 12, 2000. Plaintiff’s appeal to the Mississippi Supreme Court is pending. On January 16, 2001, a Brooklyn, New York state court jury returned a verdict in favor of RJR Tobacco Company and other cigarette manufacturers in Apostolou v. American Tobacco Co. The plaintiff has appealed the final judgment. On October 5, 2001, an Ohio federal court jury returned a unanimous verdict in favor of Philip Morris, Brown & Williamson and Lorillard in Tompkin v. American Tobacco Co. The plaintiff is appealing the judgment to the United States Court of Appeals for the Sixth Circuit. On November 13, 2001, a state court judge in Connecticut granted Brown & Williamson’s motion for a directed verdict in DuJack v. Brown & Williamson Tobacco Co. Most recently, on January 22, 2002, in Hyde v. Philip Morris, a state court jury in Rhode Island found in favor of Philip Morris. The plaintiff has filed a motion for a new trial.

RJR Tobacco Company has prevailed in most individual smoker cases that have gone to trial. However, in Whiteley v. Raybestos-Manhattan, Inc., a tobacco-asbestos synergy case brought in San Francisco Superior Court, the jury found against RJR Tobacco Company and Philip Morris on March 20, 2000, and awarded $1.7 million in compensatory damages. On March 27, 2000, the same jury awarded $20 million in punitive damages, $10 million against RJR Tobacco Company and $10 million against Philip Morris. RJR Tobacco Company and Philip Morris have appealed. In Jones v. R.J. Reynolds Tobacco Co., a wrongful death case, a Tampa state court jury found against RJR Tobacco Company on October 12, 2000. Although the jury found that RJR Tobacco Company was negligent and liable, it refused to find that RJR Tobacco Company was part of a conspiracy to defraud. The jury awarded approximately $200,000 in compensatory damages but refused to award punitive damages. On December 28, 2000, the trial judge granted RJR Tobacco Company’s motion for a new trial. The plaintiff has appealed the new trial ruling to the Florida Second District Court of Appeal. On December 12, 2001, in Kenyon v. R.J. Reynolds Tobacco Co., a Tampa state court jury determined that Floyd Kenyon had been adequately warned about the risks of smoking and that RJR Tobacco Company was not negligent in designing its products. The jury did find, however, that some of RJR Tobacco Company’s products were defective and awarded the plaintiff $165,000 in compensatory damages. RJR Tobacco Company is appealing the final judgment to the Florida Second District Court of Appeal. On February 22, 2002, in Burton v. R.J. Reynolds Tobacco Co., a federal district court jury in Kansas found in favor of RJR Tobacco Company and Brown & Williamson on product defect and conspiracy claims, but found for the plaintiff on failure to warn and fraudulent concealment claims. The jury apportioned 99 percent of the fault to RJR Tobacco Company and 1 percent to Brown & Williamson. It awarded the plaintiff $198,400 in compensatory damages. According to the verdict, the plaintiff may be entitled to punitive damages from RJR Tobacco Company, but not from Brown & Williamson. A hearing on punitive damages is scheduled for May 16, 2002.

Juries have found for plaintiffs in seven smoking and health cases in which RJR Tobacco Company was not a defendant. Two of the verdicts were overturned on appeal and dismissed; damages have been paid in one case; and four others are on appeal or in the post-verdict motion stage. In February 1999, in Henley v. Philip Morris, Inc., a San Francisco state court jury awarded an individual smoker $1.5 million in compensatory damages and $50 million in punitive damages. In April 1999, the trial judge reduced the punitive damages award to $25 million, but otherwise denied Philip Morris’ post-trial motions challenging the verdict. On November 7, 2001, a California appellate court upheld the jury’s 1999 verdict against Philip Morris. Philip Morris has appealed that decision to the California Supreme Court, which accepted the appeal on a “grant and hold” basis (another appeal has to be decided prior to ruling on the Henley petition). In Williams v. Philip Morris, Inc., an Oregon state court jury awarded the plaintiff $800,000 in actual damages, $21,500 in medical expenses and $79 million in punitive damages. The judge reduced the punitive damages to $32 million. Philip Morris’ appeal is pending. On June 6, 2001, in Boeken v. Philip Morris, Inc., a California state court jury found in favor of the plaintiff and awarded approximately $5.5 million in compensatory damages and $3 billion in punitive damages. On August 9, 2001, plaintiff agreed to the court’s recommendation that the $3 billion punitive damages award be reduced to $100 million. On September 7, 2001, Philip Morris filed its notice of appeal to the California Court of Appeals. Most recently, in Schwarz v. Philip Morris, Inc., an Oregon state court jury found in favor of the plaintiff on March 22, 2002, and awarded plaintiff $118,514 in economic damages,

$50,000 in non-economic damages, and $150 million in punitive damages. On May 9, 2002, the trial court reduced the punitive damages award to $100 million. Philip Morris has indicated it will appeal the judgment.

Broin II Cases

As of May 10, 2002, approximately 2,823 lawsuits brought by individual flight attendants for personal injury as a result of illness allegedly caused by exposure to secondhand tobacco smoke in airplane cabins, referred to as the Broin II cases, are pending in Florida. In these lawsuits, filed pursuant to the terms of the settlement of the Broin v. Philip Morris, Inc. class action, discussed below, each individual flight attendant will be required to prove that he or she has a disease caused by exposure to secondhand smoke in airplane cabins.

On October 5, 2000, Judge Robert Kaye entered an order applicable to all Broin II cases that the terms of the Broin settlement agreement do not require the individual Broin II plaintiffs to prove the elements of strict liability, breach of warranty or negligence. Under this order, there is a rebuttable presumption in plaintiffs’ favor on those elements, and plaintiffs bear the burden of proving that their alleged adverse health effects actually were caused by exposure to environmental tobacco smoke. Although defendants still may prevail on causation and other theories, RJR Tobacco Company does not believe that the order is correct under Florida law or that it accurately reflects the intent of the Broin settlement agreement. RJR Tobacco Company, along with the other defendants, appealed this order in Jett v. Philip Morris, Inc. In October 2001, the intermediate appellate court dismissed the appeal. On January 23, 2002, the defendants asked the Florida Supreme Court to review the order. That request is pending.

On April 5, 2001, in the first Broin II flight attendant case to go to trial, Fontana v. Philip Morris, Inc., a Florida state court jury returned a verdict in favor of the defendants, including RJR Tobacco Company. On April 16, 2001, plaintiff filed motions for a mistrial, judgment notwithstanding the verdict or for a new trial. On October 1, 2001, the trial judge denied plaintiff’s post-trial motions. Plaintiff appealed to the Florida Third District Court of Appeal. Defendants cross-appealed on November 8, 2001, raising objections to the Judge Kaye order described above.

Class-Action Suits

In May 1996, in Castano v. American Tobacco Co., the Fifth Circuit Court of Appeals overturned the certification of a nationwide class of persons whose claims related to alleged addiction to tobacco. Since this ruling by the Fifth Circuit, most class-action suits have sought certification of statewide, rather than nationwide, classes.

Class-action suits based on claims similar to those asserted in Castano are pending against RJR Tobacco Company, and in some cases RJR Tobacco Holdings, in state or federal courts in Alabama, California, the District of Columbia, Florida, Illinois, Indiana, Louisiana, Michigan, Missouri, New Jersey, New York, North Carolina, Ohio, Tennessee, Texas, Utah and West Virginia. In addition, a class action filed in Tennessee seeks reimbursement of Blue Cross and Blue Shield premiums paid by subscribers throughout the United States, and class-action suits in Illinois, Missouri and New Jersey claim that the marketing of “light” and “ultralight” cigarettes is deceptive. Plaintiffs have made similar claims in other lawsuits elsewhere.

Other types of class-action suits also are pending in additional jurisdictions. Most of these suits assert claims on behalf of classes of individuals who claim to be addicted, injured or at greater risk of injury by the use of tobacco or exposure to environmental tobacco smoke, or the legal survivors of such persons. A number of unions and other third-party payors have filed health-care cost recovery actions in the form of class actions. These cases are discussed separately below. Class certification motions are pending in several state and federal courts.

Few smoker class-action complaints have been certified or, if certified, have survived on appeal. All 16 federal courts that have considered the issue, including two courts of appeals, and most state courts have rejected class certification in smoker cases.

However, classes have been certified in several state court class-action cases in which RJR Tobacco Company is a defendant. On November 5, 1998, in Scott v. American Tobacco Co., a Louisiana state appeals court affirmed the certification of a medical monitoring and/or smoking cessation class of Louisiana residents who were smokers on or before May 24, 1996. On February 26, 1999, the Louisiana Supreme Court denied the defendants’ petition for writ of certiorari and/or review. Jury selection began on June 18, 2001. The original jury selection process ended on July 16, 2001. Since that time, the defendants, including RJR Tobacco Company, have challenged the jury selection process on two separate occasions. Both times, the Louisiana Supreme Court removed a number of jurors and alternate jurors that the trial court had allowed to be seated. The jury selection process remains incomplete.

On November 30, 2000, in Daniels v. Philip Morris Cos., Inc., a San Diego Superior Court judge reversed a prior ruling and, based on a California unfair business practices statute, certified a class consisting of all persons who, as California resident minors, smoked one or more cigarettes in California between April 2, 1994 and December 1, 1999. Trial has been scheduled for July 1, 2002.

On April 11, 2001, in Brown v. American Tobacco Co., Inc., the same judge granted in part plaintiffs’ motion for class certification. The class is composed of adult residents of California who smoked at least one of defendants’ cigarettes from 1993 through 2000, and who were exposed to defendants’ marketing and advertising activities in California. Certification was granted as to plaintiffs’ claims that defendants violated §17200 of the California Business and Professions Code. The court, however, refused to certify the class under the California Legal Remedies Act. Class certification on plaintiffs’ common law claims was denied on April 10, 2000. Defendants petitioned the California Supreme Court to review the trial court’s class certification ruling, but the Supreme Court denied the petition on January 16, 2002. The trial has been scheduled for October 11, 2002.

Most recently, on November 14, 2001, in Turner v. R.J. Reynolds Tobacco Co., an Illinois state court judge certified a class defined as “[a]ll persons who purchased defendants’ Doral Lights, Winston Lights, Salem Lights and Camel Lights, in Illinois, for personal consumption, between the first date that defendants sold Doral Lights, Winston Lights, Salem Lights and Camel Lights through the date the court certifies this suit as a class action .. . . .” Trial is scheduled for March 17, 2003. This case currently includes both RJR Tobacco Holdings and RJR Tobacco Company as defendants. Similar class-action cases in the same jurisdiction have been certified against Philip Morris and Brown & Williamson.

Defendants, including RJR Tobacco Company, settled one class-action suit, Broin v. Philip Morris, Inc., in October 1997. The Florida Court of Appeal denied challenges to this settlement on March 24, 1999, and subsequently denied motions to reconsider. On September 7, 1999, the Florida Supreme Court dismissed all proceedings, and the settlement and judgment became final. The Broin II cases, discussed above, arose out of the settlement of this case.

Trial began in July 1998 in Florida state court in Engle v. R.J. Reynolds Tobacco Co., in which a class consisting of Florida residents, or their survivors on their behalf, claim to have diseases or medical conditions caused by their alleged “addiction” to cigarettes. On July 7, 1999, the jury found against RJR Tobacco Company and the other cigarette manufacturer defendants in the initial phase, which included common issues related to certain elements of liability, general causation and a potential award of or entitlement to punitive damages.

The second phase of the trial, which consisted of the claims of three of the named class representatives, began on November 1, 1999. On April 7, 2000, the jury returned a verdict against all defendants. They awarded plaintiff Mary Farnan $2.85 million, the estate of plaintiff Angie Della Vecchia $4.023 million and plaintiff Frank Amodeo $5.831 million. The jury also found, however, that Frank Amodeo knew or should have known of his claim prior to May 5, 1990. The legal effect of that finding should be to bar his claim based on the applicable statute of limitations.

The trial court also ordered the jury in the second phase of the trial to determine punitive damages, if any, on a class-wide basis. On July 14, 2000, the jury returned a punitive damages verdict in favor of the “Florida class” of approximately $145 billion against all the defendants, with approximately $36.3 billion being assigned to RJR Tobacco Company.

On July 24, 2000, the defendants, including RJR Tobacco Company, filed numerous post-verdict motions, including motions for a new trial and to reduce the amount of the punitive damages verdict. On November 6, 2000, the trial judge denied the post-trial motions and entered judgment. On November 7, 2000, RJR Tobacco Company posted an appeal bond in the amount of $100 million, pursuant to a Florida statute enacted on May 9, 2000, and intended to apply to the Engle case, and initiated the appeals process. The opening appellate brief of certain defendants, including RJR Tobacco Company, was filed on November 26, 2001. RJR Tobacco Company believes it has numerous bases for a successful appeal, although it cannot predict the outcome of the appellate process.

On May 7, 2001, three of the defendants entered into agreements with the Engle class to deposit an additional $1.86 billion into separate escrow accounts to ensure that the stay of execution in effect pursuant to the Florida bond statute will remain in effect as to these three defendants throughout the appellate process, regardless of the results of a challenge, if any, to the Florida bond statute. Approximately $700 million of the total amount deposited by these three defendants is non-refundable and will go to the trial court to be distributed, regardless of the result of the appeal. RJR Tobacco Company has not entered into a similar agreement with the Engle class. Although RJR Tobacco Company cannot predict the outcome of any possible challenges to the Florida bond statute, RJR Tobacco Company remains confident of the applicability and validity of the statute in the Engle case. In addition, nine other states, Georgia, Kentucky, Louisiana, Nevada, North Carolina, Oklahoma, South Carolina, Virginia and West Virginia, have enacted legislation similar to the Florida bond statute. The Mississippi Supreme Court also has placed limits on appeal bonds by court rule.

Governmental Health-Care Cost Recovery Cases

In June 1994, the Mississippi attorney general brought an action, Moore v. American Tobacco Co., against various industry members, including RJR Tobacco Company. This case was brought on behalf of the state to recover state funds paid for health care and medical and other assistance to state citizens suffering from diseases and conditions allegedly related to tobacco use. By making the state the plaintiff in the case and basing its claims on economic loss rather than personal injury, the state sought to avoid the defenses otherwise available against an individual plaintiff. Most other states, through their attorneys general or other state agencies, sued RJR Tobacco Company and other U.S. cigarette manufacturers based on similar theories. The cigarette manufacturer defendants, including RJR Tobacco Company, settled the first four of these cases scheduled to come to trial, those of Mississippi, Florida, Texas and Minnesota, by separate agreements between each state and those manufacturers in each case.

On November 23, 1998, the major U.S. cigarette manufacturers, including RJR Tobacco Company, entered into the Master Settlement Agreement with attorneys general representing the remaining 46 states, the District of Columbia, Puerto Rico, Guam, the Virgin Islands, American Samoa and the Northern Marianas. The MSA became effective on November 12, 1999, and settled all the health-care cost recovery actions brought by, or on behalf of, the settling jurisdictions and contained releases of various additional present and future claims.

In the settling jurisdictions, the MSA released RJR Tobacco Company, its indemnitees and RJR Tobacco Holdings from: (1) all claims of the settling states and their respective political subdivisions and other recipients of state health-care funds, relating to past conduct arising out of the use, sale, distribution, manufacture, development, advertising, marketing or health effects of, the exposure to, or research, statements or warnings about, tobacco products and (2) all monetary claims relating to future conduct arising out of the use of, or exposure to, tobacco products that have been manufactured in the ordinary course of business.

• Monetary liabilities. In addition to payments already made, the MSA calls for additional initial industry payments of approximately $2.6 billion and $2.7 billion in 2002 and 2003, respectively. A substantial portion of the payment due in 2002 was prepaid in 2001 to obtain the tax benefit of the early payment. The MSA also requires perpetual annual industry payments, which started in 2000. The unadjusted annual payment currently is $6.5 billion and increases to $8 billion in 2004, to $8.14 billion in 2008 and finally to $9 billion in 2018 and thereafter. Ten additional payments of $861 million are due annually beginning in April 2008. All payments are to be allocated among the companies on the basis of relative market share and most are subject to adjustments for changes in sales volume, inflation and other factors. RJR Tobacco Company records its allocation of charges in cost of goods sold as products are shipped.

The tobacco companies also agreed to (1) make a one-time payment of $50 million on March 31, 1999, to establish a fund for enforcement of the MSA and laws relating to tobacco products and (2) fund activities of the National Association of Attorneys General relating to the MSA at the cost of $150,000 per year for ten years.

In addition, the MSA calls for the creation of a national foundation to support the study of, and programs to reduce, youth tobacco product usage and youth substance abuse, and the study of educational programs to prevent diseases associated with tobacco product use. The tobacco companies agreed to fund the foundation with (1) ten annual payments of $25 million, which began on March 31, 1999, (2) further payments of $250 million, which began on March 31, 1999, and $300 million annually thereafter for four years, and (3) additional annual payments of $300 million beginning in 2004 if, during the year preceding the year when payment is due, participating manufacturers collectively accounted for at least 99.05% of the cigarette market. Each of these payments is to be allocated among the companies on the basis of relative market share. Other than the $25 million annual payments and the $250 million payment made on March 31, 1999, the payments for the foundation are subject to adjustments for changes in sales volume, inflation and other factors.

The manufacturers also agreed to pay the litigation costs, including government attorneys’ fees, of the offices of the attorneys general relating to the settled cases and, subject to certain quarterly and annual payment caps, the costs and fees of outside counsel to the jurisdictions. Outside counsel fees have been determined either by arbitration or in accordance with a negotiated fee procedure. Awards determined by arbitration will be paid subject to an aggregate annual cap on arbitrated attorneys’ fees for all these and certain other settled cases of $500 million. Fees set by the negotiated fee procedure are subject to an annual cap of $250 million, and will not exceed a total of $1.25 billion. As of February 7, 2002, publicly announced awards determined by arbitration totaled approximately $11.7 billion, and awards determined in accordance with a negotiated fee procedure totaled approximately $626 million. Reimbursement of costs is capped at $150 million for litigation costs, including government attorneys’ fees, of the attorneys’ general offices and at $75 million annually for outside counsels’ costs. Payments for attorneys’ fees and costs are to be allocated on a relative market share basis.

• Growers’ trust. As part of the MSA, the tobacco companies agreed to work with U.S. tobacco growers to address the possible adverse economic impact of the MSA on growers. As a result, RJR Tobacco Company and the three other major manufacturers agreed to participate in funding a $5.2 billion trust fund to be administered by a trustee, in conjunction with a certification entity from each of the tobacco growing states. The trust agreement provides for a schedule of aggregate annual payments, subject to various adjustments, that are payable in quarterly installments each year from 1999 through 2010. The aggregate annual payment by all participating manufacturers is adjusted each year for inflation and any change in the total domestic cigarette volume of all participating manufacturers. In general, the annual payment by each participating manufacturer, including RJR Tobacco Company, is based on each manufacturer’s relative market share of total domestic cigarette shipments during the preceding calendar year. Each manufacturer’s annual payment is also subject to a tax offset adjustment.

• Other MSA obligations. The MSA also contains provisions restricting the marketing of cigarettes. Among these are restrictions or prohibitions on the use of cartoon characters, brand name sponsorships, brand name non-tobacco products, outdoor and transit brand advertising, payments for product placement, free sampling and lobbying. The MSA also required the dissolution of three industry-sponsored research and advocacy organizations.

The cash payments made by RJR Tobacco Company under the MSA and other existing settlement agreements were $631 million and $676 million during the three months ended March 31, 2001 and 2000, respectively, and $2.4 billion, $2.2 billion and $1.6 billion under these agreements in 2001, 2000 and 1999, respectively. RJR Tobacco Company estimates that total payments will be $2.4 billion in 2002 and will exceed $2 billion per year thereafter. However, these payments will be subject to adjustments for, among other things, the volume of cigarettes sold by RJR Tobacco Company, RJR Tobacco Company’s market share and inflation. RJR Tobacco Company records its allocation of ongoing settlement charges in cost of products sold as products are shipped.

Certain litigation challenging the validity of the MSA, including claims that the MSA violates antitrust laws, has arisen. These cases generally have not been successful. See discussion of A.D. Bedell Wholesale Co. v. Philip Morris, Inc. below.

Six actions are pending against RJR Tobacco Company alleging various violations of the MSA. RJR Tobacco Company believes it has meritorious defenses to each of these actions. Arizona, California, New York and Washington have alleged that the posting of signage advertising RJR Tobacco Company’s brand name sponsorships violates a provision of the MSA governing the times during which such signs may be posted. Courts in Arizona, on November 16, 2001, and in California, on November 27, 2001, ruled against RJR Tobacco Company. On February 1, 2002, a New York trial court ruled in favor of RJR Tobacco Company. Appeals of all of these decisions are pending or anticipated. The Washington matter has been rendered moot and has been dismissed.

The State of Ohio has alleged that RJR Tobacco Company’s purchase of advertising space on matchbooks distributed by an independent third party violates a provision of the MSA governing brand name merchandise. In November 2001, the trial court heard arguments on the parties’ cross-motions for summary judgment. On April 25, 2002, the Ohio court ruled in favor of RJR Tobacco Company.

Finally, the State of California has alleged, in the context of print advertising, that RJR Tobacco Company is in violation of the prohibition in the MSA against taking any action, directly or indirectly, “to target” youth. The trial, which is non-jury, began on April 22, 2002.

On April 20, 1999, the Canadian Province of British Columbia brought a case in British Columbia Provincial Court, similar to the U.S. attorneys’ general cases discussed above, against RJR Tobacco Company and certain other Canadian and U.S. tobacco companies and their parent companies, including RJR Tobacco Holdings. This lawsuit relied heavily upon special legislation enacted in British Columbia that was separately challenged by various Canadian tobacco companies. An agreement was reached with the government in British Columbia to litigate the separate constitutional challenges prior to the health-care cost recovery action. On February 21, 2000, the British Columbia Supreme Court declared the Cost Recovery Act unconstitutional and dismissed the action. This decision was not appealed by the government. On January 24, 2001, the Canadian Province of British Columbia brought a second action in British Columbia Provincial Court. A trial is likely to occur in October 2002.

On September 22, 1999, the U.S. Department of Justice brought an action in the United States District Court for the District of Columbia against various industry members, including RJR Tobacco Company. The government sought to recover federal funds expended in providing health care to smokers who have developed diseases and injuries alleged to be smoking-related, and, in addition, seeks, pursuant to the federal RICO statute, disgorgement of profits the government contends were earned as a consequence of a RICO racketeering “enterprise.” On December 27, 1999, defendants filed a motion to dismiss challenging all counts included in the action brought by the DOJ. On June 6, 2000, the trial court heard oral argument on the motion. On September 28, 2000, federal court Judge Gladys Kessler of the United States District Court for the District of Columbia granted the non-Liggett defendants’ motion to dismiss the following counts of plaintiff’s complaint: (1) Medical Care Recovery Act claim, and (2) Medicare Secondary Payer claim. The court, however, denied the motion with respect to the RICO claims. Discovery in the DOJ lawsuit is ongoing, and trial has been scheduled for July 15, 2003.

In June 2001, the United States Attorney General assembled a team of three DOJ lawyers to work on a possible settlement of the federal lawsuit. The DOJ lawyers met with representatives of the tobacco industry, including RJR Tobacco Company, on July 18, 2001. No settlement was reached and no further meetings are planned.

Union Cases

Although the MSA settled some of the most potentially burdensome health-care cost recovery actions, many other such cases have been brought by other types of plaintiffs. As of April 18, 2002, approximately 14 lawsuits by union trust funds against cigarette manufacturers and others are pending. The funds seek recovery of payments made by them for medical expenses of their participant union members and their dependents allegedly injured by cigarettes. The claims in these cases are almost identical, and several of these cases purport to be class actions on behalf of all union trust funds in a particular state. The defendants in these actions argue, among other things, that one who pays an injured person’s medical expenses is legally too remote to maintain an action against the person allegedly responsible for the injury.

Numerous trial court judges have dismissed union trust fund cases on remoteness grounds. The first and only union case to go to trial to date was Iron Workers Local No. 17 v. Philip Morris, Inc., which was tried in federal court in Ohio. On March 18, 1999, the jury returned a unanimous verdict for the defendants, including RJR Tobacco Company. The plaintiffs dismissed their appeal of the verdict.

Since March 1999, the United States Courts of Appeals for the Second, Third, Fifth, Seventh, Eighth, Ninth, Eleventh and District of Columbia Circuits have all ruled in favor of the industry in similar union cases. The United States Supreme Court has denied petitions for certiorari filed by unions in cases from the Second, Third, Ninth and District of Columbia Circuits.

On March 3, 2000, a New York state court granted motions to dismiss ten union cases, brought by 14 union trust funds, Eastern States Health & Welfare Fund v. Philip Morris, Inc. This group of cases is on appeal to the Appellate Division of the Supreme Court of New York. Most recently, on January 25, 2002, in Motion Picture Industry Health Plan v. Philip Morris, Inc., the California Supreme Court granted plaintiffs’ petition for review (on a grant and hold basis) or pending further order of the court. On October 25, 2001, the California Court of Appeals affirmed an April 10, 2000, trial court order granting voluntary dismissal of the case with prejudice as to all defendants.

Other Health-Care Cost Recovery and Aggregated Claims Plaintiffs

Groups of health-care insurers, a private entity that purported to self-insure its employee health-care programs, Native American tribes, local government jurisdictions, hospitals, universities, taxpayers, and even foreign countries have advanced claims similar to those found in the union health-care cost recovery actions. These cases largely have been unsuccessful on the same remoteness grounds as the union cases.

In Group Health Plan, Inc. v. Philip Morris, Inc. and Medica v. Philip Morris, Inc., a federal district judge in Minnesota dismissed all claims, except a state antitrust claim and a state conspiracy claim. The federal court certified to the Minnesota Supreme Court the question of whether these two claims could be pursued under Minnesota law by Group Health Plan. On January 11, 2001, the Minnesota Supreme Court ruled that the plaintiff could pursue these claims. Certain defendants, including RJR Tobacco Company, filed motions for summary judgment based on (1) the statutes of limitation and (2) causation, injury and damages. On January 31, 2002, summary judgment was granted in favor of certain defendants, including RJR Tobacco Company, on all causes of action. In March 2002, plaintiffs appealed the summary judgment rulings to the United States Court of Appeals for the Eighth Circuit.

On June 6, 2001, in Blue Cross and Blue Shield of New Jersey, Inc. v. Philip Morris, Inc., a federal court jury in Brooklyn returned a verdict in favor of RJR Tobacco Company and other tobacco defendants on common law fraud and civil RICO claims, but found for the plaintiff, Empire Blue Cross and Blue Shield, on a claim under a New York state deceptive business practices statute. Empire pursued its claims against the defendants on behalf of itself directly, as well as on the behalf of its insureds, under a theory of subrogation. The jury verdict on the direct claim was approximately $17.8 million, and the verdict on the subrogated claim was approximately $11.8 million. RJR Tobacco Company’s portion of these amounts is $6.6 million and $4.4 million, respectively. Empire is not entitled to recover under both direct and subrogated claims; Empire must elect one claim, and thus one jury verdict. The New York statute under which Empire recovered does not provide for punitive damages, but does allow for recovery of reasonable attorneys’ fees. On February 28, 2002, Judge Weinstein awarded plaintiffs’ counsel approximately $38 million in attorneys’ fees. RJR Tobacco Company and the other tobacco defendants are appealing both the final judgment and the attorneys’ fees award to the United States Court of Appeals for the Second Circuit. All remaining claims of Blue Cross Blue Shield plans pending before the court are stayed pending the appeal.

On August 31, 2001, in Alabama Coushatta Tribe of Texas v. American Tobacco Co., the United States District Court for the Eastern District of Texas (Beaumont Division) dismissed plaintiffs’ complaint. Plaintiffs appealed to the United States Court of Appeals for the Fifth Circuit on October 1, 2001. Most recently, on January 25, 2002, in the Navajo Nation v. Philip Morris, Inc., the District Court of Navajo Nation granted defendants’ motion to dismiss conspiracy, deceptive acts and restraint of trade claims. The court refused to dismiss plaintiff’s product liability claim. Three other Native American tribal cases remain pending before tribal courts.

On August 8, 2001, in County of Cook v. Philip Morris, Inc., the Circuit Court of Cook County granted defendants’ motion for judgment on the pleadings based on remoteness grounds and dismissed plaintiffs’ complaint in its entirety. Plaintiffs appealed the dismissal to the Illinois Appellate Court, First District, on September 5, 2001. Defendants noticed a cross-appeal to the appellate court on September 17, 2001, from the trial court’s prior adverse rulings on defendants’ motions to dismiss on the grounds of MSA release and lack of standing. The appellate court has not yet ruled.

On May 30, 2000, in A.O. Fox Memorial Hospital v. American Tobacco Co., Inc., pending in state court in Nassau County, New York, a group of approximately 175 hospitals filed suit against the tobacco industry seeking at least $3.6 billion for costs expended to treat smoking-related illnesses. Defendants’ motion to dismiss was granted on December 14, 2001. On January 17, 2002, plaintiffs appealed to the Appellate Division of New York’s Supreme Court.

A number of foreign countries have filed suit in state and federal courts in the United States against RJR Tobacco Company and other tobacco industry defendants to recover funds for health care, medical and other assistance paid by those foreign governments to their citizens. Of the 33 cases currently pending, 6 are pending in state court and 27 are pending in federal court. Eleven of these cases have been transferred to, and are still pending before, the Judicial Panel on Multi-District Litigation in the United States District Court for the District of Columbia. Other foreign governments and entities have stated that they are considering filing such actions in the United States. In addition, in the Marshall Islands v. American Tobacco Co., the Republic of the Marshall Islands brought a health-care cost recovery suit against RJR Tobacco Company and other cigarette manufacturers. All claims have been dismissed, and on May 9, 2002, the Supreme Court of the Marshall Islands affirmed the dismissal.

Pursuant to the terms of the 1999 sale of RJR Tobacco Holdings’ international tobacco business, Japan Tobacco Inc. assumed RJR Tobacco Company’s liability, if any, in the health-care cost recovery cases brought by foreign countries.

Finally, 12 lawsuits are pending against RJR Tobacco Company in which asbestos companies and/or asbestos-related trust funds allege that they “overpaid” claims brought against them to the extent that tobacco use, not asbestos exposure, was the cause of the alleged personal injuries for which they paid compensation. On May 24, 2001, a Mississippi state court judge dismissed all such claims by Owens-Corning. Owens-Corning appealed the dismissal to the Mississippi Supreme Court on August 15, 2001. A similar case, H. K. Porter Co., Inc. v. American Tobacco Co., is pending in the United States District Court for the Eastern District of New York (Weinstein, J.). In Fibreboard Corp. v. R.J. Reynolds Tobacco Co., a case pending in state court in California, Owens-Corning and Fibreboard asserted the same claims as those asserted in the Mississippi case. Motions to dismiss those claims have been held in abeyance pending the final determination of the Mississippi case.

Antitrust Cases

A number of tobacco wholesalers, or indirect purchasers, have sued United States cigarette manufacturers, including RJR Tobacco Company, and its parent company, RJR Tobacco Holdings, alleging that cigarette manufacturers combined and conspired to set the price of cigarettes, in violation of antitrust statutes and various state unfair business practices statutes. Thirty cases are pending in state court, and nine cases are pending in federal court. Plaintiffs are asking the court to certify the lawsuits as class actions on behalf of other persons that purchased cigarettes directly from one or more of the defendants. The federal cases have been consolidated and sent by the Judicial Panel on Multidistrict Litigation for pretrial proceedings in the United States District Court for the Northern District of Georgia. On November 30, 2000, the court dismissed plaintiffs’ claims of fraudulent concealment, claims concerning conduct outside the United States and allegations relating to non-price conduct. A class of direct purchasers was certified by the court on January 27, 2001. The defendants’ motion for summary judgment in the consolidated federal cases was argued on April 23, 2002. State court cases on behalf of indirect purchasers have been dismissed in Arizona, which is currently on appeal, and New York. A Minnesota court denied class certification on November 21, 2001. A Kansas court granted class certification on November 15, 2001.

In A.D. Bedell Wholesale Co. v. Philip Morris, Inc., filed on April 13, 1999, in the United States District Court for the Western District of Pennsylvania, a cigarette wholesaler alleged that the MSA restricts cigarette output and otherwise restrains trade in violation of the Sherman Act. On March 22, 2000, the district court entered an order granting defendants’ motion to dismiss counts I and II of the complaint, denying defendants’ motion to dismiss count III, and denying as moot, plaintiffs’ motion for partial summary judgment. On April 11, 2000, the plaintiffs and defendant Philip Morris, the only defendant to which count III applied, filed a consent order dismissing count III of the amended complaint. On April 18, 2000, plaintiffs appealed the dismissal of counts I and II to the United States Court of Appeals for the Third Circuit. On June 19, 2001, the Third Circuit affirmed the district court’s dismissal of counts I and II, ruling that tobacco companies that entered into the MSA, including RJR Tobacco Company, were immune from potential antitrust liability that was alleged to arise out of the MSA. The finding of antitrust immunity is consistent with that of all other federal courts that have considered antitrust challenges to the MSA. The plaintiffs filed a petition for rehearing before the entire Third Circuit on July 2, 2001. This petition was denied on July 24, 2001. On October 19, 2001, the plaintiffs filed a petition for a writ of certiorari with the U.S. Supreme Court, which was denied on January 7, 2002.

On July 30, 1999, Cigarettes Cheaper!, a retailer, filed an antitrust counterclaim against RJR Tobacco Company in a gray market trademark suit originally brought by RJR Tobacco Company in the United States District Court for the Northern District of Illinois. Cigarettes Cheaper! alleges that it was denied promotional resources in violation of the Robinson-Patman Act. The district court declined to dismiss the counterclaim. On January 23, 2001, the court granted Cigarettes Cheaper!’s motion to amend its counterclaim to include a violation of the Sherman Act §1, claiming that RJR Tobacco Company conspired with other retailers to deny promotions to Cigarettes Cheaper!, an allegation that RJR Tobacco Company denies. On March 21, 2001, RJR Tobacco Company’s motion to add a trademark dilution claim against Cigarettes Cheaper! was granted. On June 28, 2001, the court granted RJR Tobacco Company’s motion to strike with prejudice several of Cigarettes Cheaper!’s affirmative defenses. These defenses related to: (1) alleged misrepresentations caused by the packaging of cigarettes manufactured by RJR Tobacco Company for export; (2) RJR Tobacco Company’s “No Bull” advertising campaign for its WINSTON cigarettes; (3) antitrust trademark misuse; (4) nominative fair use; and (5) the first sale doctrine. Fact discovery closed on October 18, 2001. Expert discovery is presently underway, and dispositive motions likely will be filed by midyear 2002. No trial date is set.

Tobacco Growers’ Case

On February 16, 2000, a class action complaint, Deloach v. Philip Morris Cos., Inc., was brought against RJR Tobacco Company, other cigarette manufacturers and others, in the United States District Court for the District of Columbia on behalf of a putative class of all tobacco growers and tobacco allotment holders. Plaintiffs assert that the defendants, Philip Morris, Inc., RJR Tobacco Company, Brown & Williamson Tobacco Corp. and Lorillard Tobacco Co., engaged in bid-rigging of American burley and flue-cured tobacco auctions beginning at least by 1996 and continuing to present. Defendants’ actions are alleged to have held the auction prices of tobacco at artificially low prices resulting in damage to tobacco growers and allotment holders. In addition, plaintiffs allege that defendants have engaged in a conspiracy to force the elimination or destruction of the federal government’s tobacco quota and price support program through an alleged illegal group boycott. On October 9, 2000, defendants filed a motion to dismiss the second amended complaint and a motion to transfer venue to the United States District Court for the Middle District of North Carolina. On November 30, 2000, the court granted the motion to transfer the case. On December 20, 2000, plaintiffs moved to amend the complaint to add leaf-buying companies as defendants. Plaintiffs’ motion to certify the class was granted on April 3, 2002. On April 16, 2002, RJR Tobacco Company and the other defendants petitioned the U.S. Court of Appeals for the Fourth Circuit to review the class certification ruling.

Scheduled Trials

As of May 10, 2002, RJR Tobacco Company is a defendant in two cases currently being tried: Scott v. American Tobacco Co., a medical monitoring class action in state court in New Orleans, and the print placement MSA enforcement case in state court in California. As discussed above, the jury selection process in Scott remains underway. A Broin II case, Quiepo v. Philip Morris, Inc., is scheduled to begin in Florida on May 20, 2002. In addition, Harvey v. Philip Morris, Inc. and R. J. Reynolds Tobacco Co. is scheduled to begin in state court in California on June 18, 2002. In addition, the California Supreme Court heard oral argument in the Naegele v. Raybestos-Manhattan, Inc. and Myers v. Philip Morris, Inc. cases on May 7, 2002. The court is assessing the retroactive effect of California’s amended Civil Code Section 1714.45, which repealed the California immunity statute. A decision is expected within the next three months.

Although trial schedules are subject to change, and many cases are dismissed before trial, it is likely that there will be an increased number of tobacco cases, some involving claims for possibly billions of dollars, against RJR Tobacco Holdings and RJR Tobacco Company, coming to trial during 2002. As of May 10, 2002, there are 19 cases scheduled for trial. Seventeen Broin II cases also are scheduled to be tried in 2002.

Other Developments

RJR Tobacco Company is aware of a grand jury investigation in North Carolina that relates to the cigarette business of certain of its former affiliates. In connection with this investigation, RJR Tobacco Company responded to document subpoenas dated July 7, 1999 and June 1, 2000, respectively.

On December 22, 1998, Northern Brands International, Inc. entered into a plea agreement with the United States Attorney for the Northern District of New York. Northern Brands is a now-inactive RJR Tobacco Holdings subsidiary that was part of the business of R.J. Reynolds International B.V., a former Netherlands subsidiary of RJR Tobacco Company which was managed by a former affiliate, RJR-MacDonald, Inc. On May 12, 1999, RJR-MacDonald, Inc. was sold to Japan Tobacco Inc. and subsequently changed its name to JT-MacDonald, Inc. Northern Brands was charged with aiding and abetting certain customers who brought merchandise into the United States “by means of false and fraudulent practices . . . .” It is understood that JT-MacDonald, Inc., Japan Tobacco’s international operating company in Canada, is cooperating with an investigation now being conducted by the Royal Canadian Mounted Police relating to the same events that gave rise to the Northern Brands investigation.

On December 21, 1999, the government of Canada filed a lawsuit in the United States District Court for the Northern District of New York against RJR Tobacco Company, RJR Tobacco Holdings, several currently and formerly related companies, including Northern Brands, and the Canadian Tobacco Manufacturers Council. The lawsuit alleges that, beginning in 1991, the defendants conspired with known distributors and smugglers to illegally import into Canada tobacco products originally earmarked for export from Canada, in a fashion that avoided the imposition of certain excise and retail taxes and duty payments. On June 30, 2000, this case was dismissed by the United States District Court for the Northern District of New York. Plaintiff appealed the dismissal to the United States Court of Appeals for the Second Circuit, which, on October 12, 2001, affirmed the district court’s dismissal. On December 12, 2001, the Court of Appeals denied Canada’s petition for rehearing. In March 2002, Canada filed a Petition for a Writ of Certiorari with the Supreme Court of the United States. Although the international tobacco business was sold, RJR Tobacco Holdings and RJR Tobacco Company retained certain liabilities relating to the events disclosed above.

Similar lawsuits have been filed against RJR Tobacco Company and its affiliates, along with other cigarette manufacturers, by the European Community and ten of its member states (Belgium, Finland, France, Greece, Germany, Italy, Luxembourg, the Netherlands, Portugal and Spain), as well as by Ecuador, Belize and Honduras. These suits contend that RJR Tobacco Company and other tobacco companies in the United States may be held responsible for damages caused by cigarette smugglers under common law and under the federal RICO statute. Each of these actions seeks compensatory, punitive and treble damages. On July 17, 2001, the action brought by the European Community was dismissed by the United States District Court for the Eastern District of New York. However, the European Community and its member states filed a similar complaint in the same jurisdiction on August 6, 2001. On October 25, 2001, the court denied the European Community’s request of August 10, 2001, to reinstate its original complaint. On November 9, 2001, the European Community and the ten member states amended their complaint filed on August 6, 2001, to change the name of defendant Nabisco Group Holdings Corp. to RJR Acquisition Corp. RJR Tobacco Company and the other defendants filed motions to dismiss that complaint on November 14, 2001, and the court heard oral argument on those motions on January 11, 2002. On February 25, 2002, the court granted defendants’ motion to dismiss the complaint and, on March 25, 2002, plaintiffs filed a notice of appeal with the United States Court of Appeals for the Second Circuit. RJR Tobacco Company and other defendants filed motions to dismiss the actions brought by Ecuador, Belize and Honduras in the United States District Court for the Southern District of Florida. These motions were granted on February 26, 2002, and the plaintiffs filed a notice of appeal with the United States Court of Appeals for the Eleventh Circuit on March 26, 2002.

On June 8, 2001, the Attorney General of the State of California filed a lawsuit against RJR Tobacco Company in California state court alleging that RJR Tobacco Company violated California state law by distributing free cigarettes and free coupons for discounts on cigarettes on “public grounds,” even though the promotions occurred within an “adult-only facility” at a race track and certain festivals. RJR Tobacco Company answered the complaint on July 19, 2001, asserting that its promotions complied with all laws, including California state law and that this California state law is preempted by the Federal Cigarette Labeling Act. On March 29, 2002, the court ruled that RJR Tobacco Company’s distribution of free cigarettes violated the law, but the distribution of free coupons for discounts on cigarettes did not. On April 29, 2002 the judge assessed a civil fine against RJR Tobacco Company of $14.8 million. RJR Tobacco Company will appeal the fine.

On May 23, 2001, Star Scientific, Inc. filed a patent infringement action against RJR Tobacco Company in the United States District Court for the District of Maryland. The suit alleges infringement of U.S. Patent No. 6,202,649 entitled “Method of Treating Tobacco to Reduce Nitrosamine Content, and Products Produced Thereby.” RJR Tobacco Company denies that it has infringed any valid claim of the Star patent. On June 13, 2001, RJR Tobacco Company filed a declaratory judgment action against Star Scientific in the United States District Court for the Middle District of North Carolina, seeking a declaration that the patent is invalid and not infringed by RJR Tobacco Company. On October 3, 2001, the North Carolina court granted Star Scientific’s motion to stay, but denied its motions to dismiss or transfer the case. Discovery is proceeding in the Maryland case.

Litigation is subject to many uncertainties, and it is possible that some of the tobacco-related legal actions, proceedings or claims could be decided against RJR Tobacco Company or its affiliates, including RJR Tobacco Holdings, or indemnitees. Determinations of liability or adverse rulings against other cigarette manufacturers that are defendants in similar actions, even if such rulings are not final, could adversely affect the litigation against RJR Tobacco Company or its affiliates or indemnitees and could encourage an increase in the number of such claims. A number of political, legislative, regulatory and other developments relating to the tobacco industry and cigarette smoking have received wide media attention. These developments may negatively affect the outcomes of tobacco-related legal actions and encourage the commencement of additional similar litigation.

Although it is impossible to predict the outcome of such events on pending litigation and the rate at which new lawsuits are filed against RJR Tobacco Company and RJR Tobacco Holdings, a significant increase in litigation and/or in adverse outcomes for tobacco defendants could have an adverse effect on either or both of these entities. RJR Tobacco Company and RJR Tobacco Holdings each believe that they have a number of valid defenses to any of those actions and intend to defend those actions vigorously.

RJR Tobacco Holdings believes that, notwithstanding the quality of defenses available to it and its affiliates in litigation matters, it is possible that its results of operations, cash flows or financial condition could be materially affected by the ultimate outcome of certain pending litigation matters, including bonding and litigation costs. RJR Tobacco Holdings is unable to predict the outcome of the litigation or to derive a meaningful estimate amount or range of any possible loss. Accordingly, no liability for tobacco-related litigation is currently recorded in the consolidated financial statements.

Environmental Matters

RJR Tobacco Holdings and its subsidiaries are subject to federal, state and local environmental laws and regulations concerning the discharge, storage, handling and disposal of hazardous or toxic substances. Such laws and regulations provide for significant fines, penalties and liabilities, sometimes without regard to whether the owner or operator of the property knew of, or was responsible for, the release or presence of hazardous or toxic substances. In addition, third parties may make claims against owners or operators of properties for personal injuries and property damage associated with releases of hazardous or toxic substances. In the past, RJR Tobacco Company has been named a potentially responsible party with third parties under the Comprehensive Environmental Response, Compensation and Liability Act with respect to several superfund sites. Regulations promulgated by the U.S. Environmental Protection Agency and other governmental agencies under various statutes have resulted in, and likely will continue to result in, substantial expenditures for pollution control, waste treatment, plant modification and similar activities. RJR Tobacco Holdings and its subsidiaries monitor their environmental matters and, dependent upon the probability of occurrence and reasonable estimation of cost, accrue or disclose any material liability.

Del Monte Corporation, a former subsidiary of RJR Tobacco Holdings, is named a defendant in a lawsuit related to a superfund site in Hawaii, Akee v. The Dow Chemical Co., filed in the First Circuit Court of the State of Hawaii on October 7, 1999. The superfund site includes land on which Del Monte Corporation maintained fresh fruit operations at one time. In connection with litigation related to the superfund site, Del Monte Corporation has also received a demand for indemnity from an entity that was a chemical supplier to Del Monte Corporation. Del Monte Corporation has sought indemnity from RJR Tobacco Holdings under the terms of the agreement by which RJR Tobacco Holdings sold Del Monte Corporation in 1990. RJR Tobacco Holdings, in turn, has provided notice of these claims to the buyers of the Del Monte fresh fruit business, asserting the right to be indemnified by the buyers of the fresh fruit business for any liability arising out of such claims under the terms of the agreement by which RJR Tobacco Holdings sold the Del Monte fresh fruit business in 1989.

Pursuant to an agreement dated June 12, 2001, among RJR Tobacco Holdings, the buyers of the Del Monte fresh fruit business, Del Monte Corporation and others, the buyers of the Del Monte fresh fruit business agreed, from the date of the agreement forward, to indemnify RJR Tobacco Holdings for any liabilities imposed in Akee and with respect to the environmental investigation and remediation of the superfund required by the EPA.

On June 1, 2001, RJR Tobacco Holdings received notice from Del Monte Corporation of a claim made against it by a Hawaii landowner who has been sued by a lessee of its land, claiming injuries due to pesticide contamination of the soil allegedly caused by Del Monte Corporation as a prior lessee of the land. The landowner-defendant has tendered the claim to Del Monte Corporation for defense and indemnity. Del Monte Corporation has in turn tendered the claim to RJR Tobacco Holdings for defense and indemnity, claiming it is entitled to be indemnified under the terms of the agreement by which RJR Tobacco Holdings sold Del Monte Corporation. Based on the plaintiff’s failure to provide any factual information in support of its claim that Del Monte Corporation was a prior lessee of the subject land, Del Monte Corporation has agreed to extend indefinitely the period during which RJR must respond to the Del Monte Corporation’s tender of the claim to RJR Tobacco Holdings for defense and indemnity, subject to the right to terminate the indefinite extension on fifteen days notice to RJR Tobacco Holdings.

On February 21, 2002, Del Monte Corporation was served with complaints filed in Nicaragua, asserting claims on behalf of agricultural workers allegedly harmed or injured by exposure to certain chemicals used in banana plantations in Nicaragua. Del Monte Corporation has requested that RJR Tobacco Holdings acknowledge its obligation to indemnify Del Monte Corporation in connection with such claims. RJR Tobacco Holdings has provided notice of such claims and a request for indemnification to the buyers of the Del Monte fresh fruit business. In response to the notice and request of RJR Tobacco Holdings, Del Monte Fresh Produce Company accepted the tender of the claims and agreed to provide a defense to Del Monte Corporation. Del Monte Corporation has agreed to withdraw its tender of such claims to RJR Tobacco Holdings, without waiving its right to again tender the claims to RJR Tobacco Holdings, should Del Monte Fresh Produce Company withdraw its agreement to defend and indemnify Del Monte Corporation.

RJR Tobacco Company was notified by the EPA on June 11, 2000 of its potential liability under CERCLA for a superfund site in Greer, South Carolina. The notice and demand for reimbursement of costs incurred by the EPA were sent to a group of companies previously involved as potentially responsible parties in another superfund site, which includes RJR Tobacco Company. The EPA alleges that some waste from the cleanup of the other site was transported to the site in question.

RJR Tobacco Company has executed a tolling agreement with the EPA. This tolling agreement provides for entry into good faith negotiations with the EPA, and is not an admission of fact or liability. The tolling agreement also should have no impact on any defense RJR Tobacco Company may assert, other than a defense based on the running of the statute of limitations. Information is still being gathered from other potentially responsible parties recently notified by the EPA.

RJR Tobacco Holdings and its subsidiaries have been engaged in a continuing program to comply with federal, state and local environmental laws and regulations. Although it is difficult to identify precisely the portion of capital expenditures or other costs attributable to compliance with environmental laws and regulations and to estimate the cost of resolving these CERCLA matters, RJR Tobacco Holdings does not expect such expenditures or other costs to have a material adverse effect on the business, results of operations or financial condition of RJR Tobacco Holdings or its subsidiaries.

Employees

At December 31, 2001, RJR Tobacco Holdings and its subsidiaries had approximately 8,200 employees and 1,100 part-time employees. None of these employees is unionized. Employee relations are believed to be good. In January 2001 and 2002, RJR Tobacco Company was included in FORTUNE Magazine’s annual list of the “100 Best Companies to Work For.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the consolidated financial statements and the related notes of RJR Tobacco Holdings incorporated by reference herein.

Critical Accounting Policies and Recent Accounting Developments

Accounting principles generally accepted in the United States of America require estimates and assumptions to be made that affect the reported amounts in the consolidated financial statements of RJR Tobacco Holdings and accompanying notes. Some of these estimates require difficult, subjective and/or complex judgments about matters that are inherently uncertain, and as a result, actual results could differ from those estimates. Due to the estimation processes involved, the following summarized accounting policies and their application are considered to be critical to understanding the business operations, financial condition and results of operations.

Litigation

As discussed in “Business—Litigation Affecting the Cigarette Industry,” RJR Tobacco Company and its affiliates have been named in a number of tobacco-related legal actions, proceedings or claims seeking damages in amounts ranging into the hundreds of millions or even billions of dollars. Unfavorable verdicts have been returned in the Engle smoking and health class action and in three individual smoking and health cases that are in the post-verdict stage or are on appeal. RJR Tobacco Company and RJR Tobacco Holdings each believe that they have a number of valid defenses to all actions and intend to defend those actions vigorously. However, litigation is subject to many uncertainties, and it is possible that some of the tobacco-related legal actions, proceedings or claims could be decided against them. RJR Tobacco Holdings and RJR Tobacco Company are unable to predict the outcome of the litigation or to derive a meaningful estimate of the amount or range of any possible loss. Accordingly, no liability is currently recorded in the consolidated financial statements for tobacco-related litigation. However, at such time a material loss, including bonding and litigation costs, becomes probable and the amount can be reasonably estimated, its recognition could have a material adverse effect on the financial condition, results of operations or cash flows of RJR Tobacco Holdings or its subsidiaries.

Goodwill and Trademarks

Factors that may impact the valuation of goodwill and trademarks include, among other things, the level of brand support, consumer demand, governmental regulation and the ability to raise prices. At December 31, 2001, there were no factors that indicated that the book value of goodwill and trademarks might not be recoverable.

On January 1, 2002, RJR Tobacco Holdings adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 142 substantially changes the accounting for goodwill and trademarks. SFAS No. 142 requires that goodwill and other intangible assets with indefinite useful lives no longer be amortized. This statement also requires that within the first interim period of adoption, the intangible assets with indefinite lives should be tested for impairment as of the date of adoption, and that if any impairment results, it should be recognized as a change in accounting principle. Additionally, SFAS No. 142 requires that within six months of adoption, goodwill be tested for impairment at the reporting unit level as of the date of adoption. If any impairment is indicated to have existed upon adoption, it should be measured and recorded before the end of the year of adoption. SFAS No. 142 requires that any goodwill impairment loss recognized as a result of initial application be reported in the first interim period of adoption as a change in accounting principle, and that the income per share effects of the accounting change be separately disclosed.

RJR Tobacco Holdings’ goodwill as of January 1, 2002 is attributable to one reporting unit, RJR Tobacco Company, which comprises substantially all of RJR Tobacco Holdings’ consolidated results of operations and financial condition. Other intangible assets consist of RJR Tobacco Company’s trademarks acquired through business combinations, which have indefinite useful lives. As of December 31, 2001, the carrying values of RJR Tobacco Company’s goodwill and trademarks were $6.9 billion and $2.8 billion, respectively. RJR Tobacco Company recorded goodwill and trademark amortization expense of $362 million and $366 million during 2001 and 2000, respectively. As of January 1, 2002, RJR Tobacco Company’s trademarks, which have indefinite useful lives, and goodwill, are no longer amortized. A national appraisal firm was engaged to value RJR Tobacco Holdings’ goodwill and trademarks as of January 1, 2002.

No goodwill impairment was indicated, since the fair value of RJR Tobacco Holdings was determined to be greater than its carrying value using several valuation techniques, including discounted cash flow analysis. Provided that RJR Tobacco Holdings’ most recent fair value determination resulted in an amount that substantially exceeded the carrying value, and that its assets and liabilities do not change significantly, RJR Tobacco Holdings is not required to annually determine the fair value of the reporting unit.

The fair values of the trademarks were determined using an income approach, discounted at an appropriate risk-adjusted rate, which yielded results consistent with available market-approach data. Although the aggregate fair value of RJR Tobacco Company’s trademarks exceeded the aggregate carrying value, the trademarks of WINSTON, VANTAGE, SALEM, NOW and MORE had a fair value less than their carrying value. Accordingly, a cumulative effect of an accounting change of $830 million, or $502 million after tax, was recorded during the quarter ended March 31, 2002. The after-tax effect was $5.49 per basic share and $5.37 per diluted share. RJR Tobacco Holdings will test the carrying value of its trademarks for impairment annually, or more frequently if events or changes in circumstances indicate potential impairment.

Settlement Agreements

As discussed in “Business—Litigation Affecting the Cigarette Industry,” RJR Tobacco Holdings’ operating subsidiaries are participants in a number of settlement agreements related to governmental health-care cost recovery actions. Their obligations and the related expense charges under the MSA and other state settlement agreements are subject to adjustments based upon, among other things, the volume of cigarettes sold by the operating subsidiaries, their relative market share and inflation. Since relative market share is based on cigarette shipments, the best estimate of the allocation of charges under these agreements is recorded in costs of products sold as products are shipped. Settlement expenses under the MSA and other settlement agreements recorded by RJR Tobacco Holdings were $2.6 billion in 2001, $2.3 billion in 2000 and $2.2 billion in 1999. RJR Tobacco Company estimates that total payments will be $2.4 billion in 2002 and will exceed $2 billion per year thereafter. Adjustments to these estimates, which historically have not been significant, are recorded in the period that the change becomes probable and the amount can be reasonably estimated.

Other Recent Accounting Developments

Effective January 1, 2001, RJR Tobacco Holdings’ operating subsidiaries adopted the Emerging Issues Task Force’s Issue No. 00-14, “Accounting for Certain Sales Incentives,” which addresses the recognition, measurement and income statement classification for certain sales incentives, including rebates, coupons and free products or services. EITF No. 00-14 requires that in the accompanying consolidated income statements, certain costs that historically were included in selling, general and administrative expenses now be classified in cost of products sold or as reductions of net sales. Those costs have been reclassified in prior periods for comparative purposes. The adoption of EITF No. 00-14 did not impact consolidated annual net income or cumulative earnings.

As of January 1, 2001, RJR Tobacco Holdings and its subsidiaries adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS No. 137 and SFAS No. 138. SFAS No. 133 requires that all derivative instruments be recorded on the consolidated balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in earnings or other comprehensive income, depending on whether a derivative is designated and effective as part of a hedge transaction. If it is, the type of hedge transaction must be disclosed. The adoption of SFAS No. 133, as amended, did not impact RJR Tobacco Holdings’ consolidated financial position or results of operations.

During the first quarter of 2002, RJR Tobacco Holdings settled a forward currency exchange contract to purchase seven million Euros, as a hedge of an unrecognized firm commitment for the purchase of equipment. The effective unrealized gain on the hedge is included in accumulated other comprehensive income and will be recognized as the underlying equipment cost is recognized in earnings over the depreciable life of the equipment. The ineffective portion of the hedge was insignificant, and was recorded as a foreign exchange gain in earnings.

At March 31, 2002, RJR Tobacco Company held forward currency exchange contracts to purchase 5.9 million Euros with terms of less than 12 months as hedges of unrecognized firm commitments for the purchase of equipment. As of March 31, 2002, the foreign currency cash flow hedge was effective and, accordingly, no gain or loss was recognized. The unrealized gain resulting from the increase in its fair value was insignificant.

From time to time, RJR Tobacco Holdings uses interest rate swaps to manage interest rate risk on a portion of its debt obligations. When entered into, these financial instruments are designated as hedges of underlying exposures. Because of the high correlation between the hedging instrument and the underlying exposure being hedged, fluctuations in the value of the instruments generally are offset by changes in the underlying exposures.

On March 28, 2002 and April 4, 2002, RJR Tobacco Holdings entered into interest rate swap agreements to modify the interest characteristics of its $500 million, 7.75% fixed-rate, publicly registered note, due in May 2006, so that the interest payable effectively becomes variable. The interest rate swaps’ notional amount and termination date match that of the outstanding registered note. As of March 31, 2002, this fair value hedge was effective and, accordingly, no gain or loss was recognized. There was no significant unrealized gain or loss resulting from the changes in the hedge’s fair value.

Effective January 1, 2002, EITF No. 00-25, “Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor’s Products,” requires that consideration paid to a distributor or retailer to promote the vendor’s products, such as slotting fees or buydowns, generally be characterized as a reduction of revenue when recognized in the vendor’s income statement. As of January 1, 2002, RJR Tobacco Holdings’ operating subsidiaries have characterized the applicable costs as reductions of net sales rather than as selling, general and administrative expenses. For comparative purposes, the prior quarter amounts have been reclassified from selling, general and administrative expenses to reductions of net sales. Had EITF No. 00-25 been adopted for 2001, 2000 and 1999, selling, general and administrative expenses would have been reduced by $2.3 billion, $2 billion and $1.6 billion, respectively. The respective amounts would have been classified as reductions of net sales. The adoption of EITF No. 00-25 has not impacted RJR Tobacco Holdings’ consolidated financial position, operating income or net income.

Results of Operations

	For the
	Three Months		For the Years Ended
	Ended March 31,		December 31,

	2002	2001	2001	2000	1999

	(unaudited)		(audited)

	(dollars in millions)
Net sales	$1,515	$1,456	$8,585	$8,058	$7,468
Cost of products sold(1)	882	837	3,560	3,436	3,292
Selling, general and administrative expenses	336	331	3,745	3,342	2,924

	$297	$288	$1,280	$1,280	$1,252

(1) $618 million, $613 million, $2,584 million, $2,329 million and $2,178 million of ongoing settlement expense was recorded in cost of products sold for the three months ended March 31, 2002 and 2001 and the years ended 2001, 2000 and 1999, respectively.

Three Months Ended March 31, 2002 Compared with Three Months Ended March 31, 2001

Net sales of $1.5 billion for the three months ended March 31, 2002 increased 4.1% over the first quarter of 2001. This increase was primarily due to favorable pricing of $125 million, as a result of price increases in 2001, and favorable volume of $69 million, mostly offset by an increase in retail discounting.

RJR Tobacco Holdings’ operating subsidiaries’ domestic cigarette shipment volume for the quarter ended March 31, 2002 of 22.5 billion units, excluding Puerto Rico and certain other U.S. territories’ volume of .3 billion units, increased 4.7% from the quarter ended March 31, 2001 due to an increase in trade inventory levels.

For the quarter ended March 31, 2002, RJR Tobacco Company’s full-price and savings shipments increased 2.6% and 5.8%, respectively, when compared with the prior-year quarter. Full-price shipments represented 61.6% and 62.4% of RJR Tobacco Company’s total shipments for the quarters ended March 31, 2002 and 2001, respectively. RJR Tobacco Company’s consumption, which represents retail sales to consumers, declined during the first quarter of 2002 when compared with the prior-year period. Consumption is expected to continue to decline through 2002.

CAMEL, excluding the non-filter style, base WINSTON and DORAL shipment volumes were up 10.3%, 6.2% and 4.8%, respectively, for the three months ended March 31, 2002 when compared with the prior-year period. Shipments of SALEM decreased 8.4% for the three months ended March 31, 2002 when compared with the prior-year period.

Industry shipment volume increased 2.8% to 101.3 billion units for the three months ended March 31, 2002, when compared with the prior-year period. For the quarter ended March 31, 2002, full-price and savings shipments for the industry increased 2.6% and 3.6%, respectively, when compared with the prior-year quarter. Industry full-price shipments for the quarter ended

March 31, 2002 remained relatively constant with the first quarter of 2001 at 74.5% of total shipments.

RJR Tobacco Company’s retail share of market, according to data from Information Resources Inc./Capstone, averaged 22.66% for the quarter ended March 31, 2002, a decrease of 1.08 share points when compared with the quarter ended March 31, 2001. Compared with the fourth quarter of 2001, RJR Tobacco Company’s retail share of market declined .43 share points.

CAMEL’s retail market share, excluding the non-filtered style, was 5.51% in the first quarter of 2002, compared with 5.72% in the fourth quarter of 2001 and 5.31% in the first quarter of 2001. CAMEL enhanced its reputation as a leader in market innovation with the March 2002 introduction of its higher-margin Exotic Blends line in limited retail locations. The Exotic Blends, along with the Turkish Gold and Turkish Jade line extensions, build on CAMEL’s rich heritage and “Pleasure to Burn” positioning.

Base WINSTON’s retail market share averaged 4.64% in the first quarter of 2002, compared with 4.82% in the fourth quarter of 2001 and 4.79% in the first quarter of 2001. During the second quarter of 2002, WINSTON is launching its new, innovative Evo Flask. The two new Evo Flask styles combine a premium blend and a completely redesigned cigarette package. Evo Flask packaging is made of recyclable plastic, is water resistant, crushproof and has a slim, curved design that fits comfortably inside pant or shirt pockets.

SALEM’s retail market share averaged 2.53% in the first quarter of 2002, compared with 2.57% in the fourth quarter of 2001 and 2.88% in the first quarter of 2001. Market support for SALEM has been reduced while the brand evaluates opportunities to strengthen its positioning and performance.

The retail market share of DORAL, the nation’s best-selling savings brand, was 5.69% in the first quarter of 2002, compared with 5.65% in the fourth quarter of 2001 and 6.23% in the first quarter of 2001. During the first quarter of 2002, the brand completed the national roll-out of its “Splendidly Blended” comprehensive brand upgrade. This upgrade included new tobacco blends on key styles, contemporary packaging and imaginative advertising.

RJR Tobacco Company is committed to finding ways to develop and market consumer-acceptable cigarettes that, compared with other cigarettes, may present less risk. In April 2000, RJR Tobacco Company launched a new test market of ECLIPSE in the Dallas/Fort Worth area through direct mail and Internet sales to age-verified, adult smokers. The Dallas/Fort Worth test market was expanded to include retail sales in January 2001. ECLIPSE is a cigarette that primarily heats rather than burns tobacco. Although RJR Tobacco Company does not claim that ECLIPSE presents smokers with less risk of cardiovascular disease or complications with pregnancy, ECLIPSE may present less risk of cancer, chronic bronchitis and possibly emphysema when compared with tobacco-burning cigarettes.

Cost of products sold of $882 million in the first quarter of 2002 increased $45 million from the first quarter of 2001, primarily due to increased volume, promotional and raw material costs.

Selling, general and administrative expenses of $336 million for the first quarter of 2002 increased $5 million from the comparable prior-year quarter. This increase over the prior-year period was primarily due to the inclusion of the selling, general and administrative expenses of Santa Fe Natural Tobacco Company referred to as Santa Fe since the January 2002 acquisition.

Amortization of trademarks and goodwill decreased $91 million for the three months ended March 31, 2002 when compared with the prior-year period reflecting the January 1, 2002 adoption of SFAS No. 142. SFAS No. 142 requires that goodwill and other intangible assets with indefinite useful lives no longer be amortized.

Interest and debt expense of $36 million in the first quarter of 2002 decreased $2 million from the first quarter of 2001, reflecting lower debt balances.

Interest income decreased $30 million from the prior-year quarter, primarily reflecting lower interest rates and lower cash balances.

Provision for income taxes was $107 million, or an effective rate of 39.1%, in the first quarter of 2002 compared with $101 million, or an effective rate of 50.2%, recorded in the first quarter of 2001. The effective tax rates exceed the federal statutory rate of 35% primarily due to the impact of state taxes and certain nondeductible items, including goodwill amortization in 2001.

2001 Compared with 2000

Net sales of $8.6 billion for the year ended December 31, 2001 increased 6.5% over 2000. This increase was primarily driven by favorable pricing of $1 billion, as a result of price increases in 2001 and the last half of 2000, partially offset by volume declines of $0.5 billion.

RJR Tobacco Company’s total shipment volume for the year ended December 31, 2001 of 90.7 billion units, excluding Puerto Rico and certain other U.S. territories’ volume of 1.3 billion units, decreased 5.9% from the year ended December 31, 2000. RJR Tobacco Company’s shipment volume during the year ended December 31, 2001 was adversely impacted by estimated declines in trade inventory levels and decreased consumption. Consumption of RJR Tobacco Company’s products, representing retail sales to consumers, declined approximately 2.8% during 2001 when compared with 2000. Consumption is expected to continue to decline. For the year ended December 31, 2001, RJR Tobacco Company’s full-price and savings shipments decreased 5.7% and 6.2%, respectively, when compared with the prior year. RJR Tobacco Company’s full-price shipments represented 63.3% and 63.2% of total shipments for the years ended December 31, 2001 and 2000, respectively.

CAMEL shipment volume, excluding the non-filter style, for 2001 was up 1.6% versus 2000. WINSTON’s base styles decreased 3.7% during 2001 from 2000, and SALEM shipments decreased 13.7%. DORAL shipments decreased 10.1% when compared with the prior year.

Industry volume decreased 3.2% for the year ended December 31, 2001 when compared with 2000. Full-price and savings shipments for the industry for the year ended December 31, 2001 decreased 2.7% and 4.4%, respectively, when compared with the prior year. Industry full-price shipments represented 73.8% and 73.5% of total shipments for the years ended December 31, 2001 and 2000, respectively.

RJR Tobacco Company’s retail share of market, according to data from Information Resources Inc./Capstone, averaged 23.42% for the year ended December 31, 2001, a decrease of .16 share points when compared with the prior year.

CAMEL, RJR Tobacco Company’s largest brand, continued its growth trend. CAMEL’s share of market, excluding the non-filtered style, was 5.52% in 2001, compared with 5.14% in 2000. CAMEL’s growth can be attributed to its strong “Pleasure to Burn” positioning, which was enhanced by unique programs such as the “Seven Pleasures of the Exotic” consumer events, and the strength of its Turkish line extensions. Following the successful launch of CAMEL Turkish Gold in 2000, the brand launched CAMEL Turkish Jade, a menthol line extension, during the third quarter of 2001.

Base WINSTON’s retail share averaged 4.84% in 2001, up from 4.76% in 2000. During 2001, WINSTON modernized its “No Boundaries, No Bull” positioning by launching WINSTON S2, a line extension that features a new blend and high-impact silver embossed packaging. Additionally, the base WINSTON family was enhanced to incorporate the same silver highlights.

SALEM’s share averaged 2.73% in 2001 compared with 3.01% in 2000. SALEM’s decline was due to increased competitive activity in the menthol category coupled with reduced marketing support in SALEM’s ten emphasis markets in the latter portion of 2001. While the trend in the ten emphasis markets has been better than in the balance of the country, the brand is currently evaluating opportunities to strengthen its performance.

Since the second quarter of 2001, DORAL’s share of market has declined after holding relatively steady at 6.1 to 6.2 share points for several quarters. The retail share of market of DORAL, the nation’s best-selling savings brand, was 5.92% for 2001, down from 6.16% in 2000. To strengthen DORAL’s performance, the brand recently launched a comprehensive upgrade across all categories of DORAL’s “Imagine Getting More” positioning. This upgrade includes a new blend with higher-quality tobaccos, new bold packaging, new advertising to support the changes and a new website to enhance DORAL’s existing relationship marketing program.

Cost of products sold of $3.6 billion increased $124 million from 2000, primarily due to an increase in ongoing settlement costs partially offset by decreased volume and lower raw material costs.

Selling, general and administrative expenses of $3.7 billion in 2001 increased $403 million from the prior year. This change over the prior year was primarily due to increased retail discounting.

Ongoing operating company contribution was unchanged at $1.28 billion for 2001 when compared with the prior year, primarily due to the factors discussed above. This performance measure omits up-front, initial tobacco charges, goodwill and trademark amortization expense and certain other adjustments from operating income.

Amortization expense of $362 million during 2001 decreased $4 million, reflecting the impact of trademark impairment during 2000.

An impairment charge of $89 million, or $54 million after tax, was incurred during the fourth quarter of 2000 on two of RJR Tobacco Company’s non-key brands, MAGNA and CENTURY, measured as the excess of carrying value over fair value.

Other operating expense includes activity related to a $1.4 billion pre-tax tobacco settlement and related charge recorded in 1998 by RJR Tobacco Company. At December 31, 1998, $1.3 billion had been utilized. Since December 31, 1998, the remaining liability for employee severance and related benefits for workforce reductions totaling approximately 1,300 employees was utilized through cash expenditures of $76 million and the reversal of $21 million, due to a less-than-expected workforce reduction.

Interest and debt expense was $150 million and $168 million in 2001 and 2000, respectively. This decrease primarily resulted from lower debt balances.

Interest income during 2001 increased $18 million when compared with the prior year, primarily reflecting a higher average cash balance during 2001 when compared with 2000, partially offset by declining interest rates. Lower interest rates and lower cash balances are expected to cause significantly lower interest income during 2002, when compared with 2001.

Other expense, net decreased $18 million for the year ended December 31, 2001 from the prior year. This decrease was primarily due to foreign exchange losses realized during 2000 on debt denominated in foreign currencies. All debt denominated in foreign currencies was retired in 2000.

Provision for income taxes was $448 million, or an effective rate of 50.2%, in 2001 compared with $396 million, or an effective rate of 52.9%, in 2000. The effective tax rates exceed the federal statutory rate of 35% primarily due to the impact of certain nondeductible items, including goodwill amortization, and to a lesser extent, state taxes.

Discontinued operations in 2001 included a $14 million, $9 million after tax, purchase price adjustment of the 1999 gain on the sale of the international tobacco business to Japan Tobacco Inc. Including this adjustment, the net after-tax gain on the sale of the international tobacco business was $2.3 billion.

Extraordinary item included a gain of $1.5 billion realized during the fourth quarter of 2000 in connection with RJR Tobacco Holdings’ acquisition of Nabisco Group Holdings Corp., referred to as NGH. See note 3 to the consolidated financial statements included in RJR Tobacco Holdings’ Form 10-K for the year ended December 31, 2001.

2000 Compared with 1999

Net sales of $8.1 billion for the year ended December 31, 2000 increased 7.9% over 1999. This increase was driven by favorable pricing of $626 million, as a result of price increases in 2000 and the last half of 1999, partially offset by a $38 million unfavorable volume shift in the branded savings price tier to private label. RJR Tobacco Company’s shipment volume for the year of 96.4 billion units, excluding Puerto Rico and certain other U.S. territories’ volume of 1.4 billion units, was level with the prior year, while industry volume increased 0.1% to 419.8 billion units. RJR Tobacco Company believes that its shipment volume benefited from an increase in trade inventory levels. RJR Tobacco Company’s consumption volume declined 3.5%, and the industry consumption volume declined 2.5% during 2000 compared with 1999.

RJR Tobacco Company’s full-price shipments represented 63.2% and 62.6% of its total shipments for the years ended December 31, 2000 and 1999, respectively. Industry-wide, full-price shipments represented 73.5% and 73.4% of total shipments for the years ended December 31, 2000 and 1999, respectively. RJR Tobacco Company’s full-price shipments increased 0.9%, while the industry full-price increase was 0.2%. CAMEL shipments, excluding the non-filter style, for 2000 were up 10.2% versus 1999, and WINSTON’s base styles increased 0.6% during 2000 from 1999. SALEM shipments were down 3.9% compared with the prior year. Shipments for DORAL decreased 1.6% compared with the prior year, while the industry savings decline was 0.2%.

RJR Tobacco Company’s retail share of market averaged 23.58% for the year ended December 31, 2000, a decrease of .34 share points compared with the prior year.

CAMEL, RJR Tobacco Company’s largest full-price brand, continued to show strong growth. Its share of market, excluding the non-filtered style, grew .42 share points to 5.14% in 2000. CAMEL’s growth was supported by its “Pleasure to Burn” positioning, its successful launch of Turkish Gold and its creative and integrated marketing programs.

Base WINSTON’s retail share of 4.76% for the year ended December 31, 2000 was down slightly from its 1999 share of 4.83%; however, its share increased .16 share points in the second half compared with the first half of 2000. WINSTON’s “No Bull” positioning and a more competitive retail plan contributed to the brand’s performance.

SALEM’s share averaged 3.01% in 2000 compared with 3.17% in 1999, reflecting increased competitive activity in the menthol category. However, SALEM’s share grew in latter 2000 in its emphasis markets where the brand’s full marketing support had a positive impact among adult menthol smokers. These initiatives include SALEM’s “It’s not what you expect” positioning, unique packaging, promotions and adult smoker events.

DORAL’s retail share of market was 6.16% in 2000, down .14 share points compared with the prior year. Competitive pricing pressure from deep-discount brands impacted DORAL’s performance, particularly in the second quarter of 2000. To more effectively compete against these brands, refined retail pricing promotions were begun in mid-2000. These promotions, along with its “Imagine Getting More” positioning, contributed to consecutive share gains in the third and fourth quarters of 2000.

Cost of products sold of $3.4 billion increased $144 million from 1999, primarily due to an increase in ongoing settlement costs of $151 million and higher promotional costs, partially offset by lower raw material cost.

Selling, general and administrative expenses of $3.3 billion in 2000 increased $418 million from the prior year. This change over the prior-year period was primarily due to increased retail discounting.

Ongoing operating company contribution increased 2.2% to $1.28 billion for 2000 when compared with the prior year. This increase is primarily due to the factors discussed above.

An impairment charge of $89 million, $54 million after tax, was incurred during the fourth quarter of 2000 on two of RJR Tobacco Company’s non-key brands, MAGNA and CENTURY.

Headquarters close-down and related charges recorded by RJR Tobacco Holdings in the second quarter of 1999 of $143 million, $93 million after tax, reflected the elimination of its New York corporate headquarters. Total cash expenditures related to this charge were $122 million. The elimination of the headquarters resulted from reorganization transactions described in note 2 to the consolidated financial statements included in RJR Tobacco Holdings’ Form 10-K for the year ended December 31, 2001. Approximately $127 million of the charge was for severance and related benefits for approximately 100 employees whose employment was terminated. The remainder of the charge was primarily related to contractual lease termination payments and the write-off of leasehold improvements and abandoned equipment.

Other operating expense during 2000 and 1999 included a reversal of $3 million and $17 million, respectively, from the liability for employee severance and related benefits to the $1.4 billion tobacco settlement and related charge recorded in 1998 by RJR Tobacco Company. The reversal reflected a less-than-expected workforce reduction. During 1999, RJR Tobacco Company recorded a charge of $40 million for initial, up-front costs related to the tobacco growers’ settlement.

Interest and debt expense was $168 million and $268 million in 2000 and 1999, respectively. This decrease resulted from the repurchase of approximately $4 billion of debt, partially offset by the issuance of $1.25 billion of debt, during the second quarter of 1999.

Interest income increased $5 million during 2000 when compared with the prior year, primarily reflecting higher cash balances and higher interest rates.

Other expense, net decreased $27 million for the year ended December 31, 2000 from the prior year. This decrease was primarily the result of higher 1999 charges related to the spin-off. See note 2 to the consolidated financial statements included in RJR Tobacco Holdings’ Form 10-K for the year ended December 31, 2001.

Provision for income taxes was $396 million, or an effective rate of 52.9%, in 2000 compared with $315 million, or an effective rate of 61.8%, in 1999. The effective tax rates exceed the federal statutory rate of 35% primarily due to the impact of certain nondeductible items, including goodwill amortization, and to a lesser extent, state taxes.

Discontinued operations for the year ended December 31, 1999 included after-tax income of $76 million related to the operations of the international tobacco business and Nabisco Holdings Corp. Additionally, discontinued operations included a $2.3 billion gain on the sale of the international tobacco business, net of a $322 million loss on the recognition of Nabisco’s cumulative translation adjustment account. See note 2 to the consolidated financial statements included in RJR Tobacco Holdings’ Form 10-K for the year ended December 31, 2001.

Extraordinary item included a gain of $1.5 billion realized during the fourth quarter of 2000 in connection with RJR Tobacco Holdings’ acquisition of NGH. See note 3 to the consolidated financial statements included in RJR Tobacco Holdings’ Form 10-K for the year ended December 31, 2001. An extraordinary loss of $384 million, $250 million after tax, was incurred during 1999 in connection with the repurchase of approximately $4 billion of debt securities. See note 2 to the consolidated financial statements included in RJR Tobacco Holdings’ Form 10-K for the year ended December 31, 2001.

Liquidity and Financial Condition

Liquidity

At present, the principal sources of liquidity for the businesses and operating needs of RJR Tobacco Holdings’ subsidiaries are internally generated funds from their operations and borrowings through RJR Tobacco Holdings. Cash flows from operating activities are believed to be sufficient for the foreseeable future to enable the operating subsidiaries to meet their obligations under the MSA and other settlement agreements, to fund their capital expenditures and to make payments to RJR Tobacco Holdings that will enable RJR Tobacco Holdings to make its required debt-service payments and to pay dividends to its stockholders. Additionally, the acquisition of NGH in December 2000 provided $1.5 billion cash proceeds to RJR Acquisition Corp., a portion of which has funded RJR Tobacco Holdings’ share repurchase programs and the acquisition of Santa Fe. The negative impact, if any, on the sources of liquidity that could result from a decrease in demand for products due to short-term trade inventory adjustments cannot be predicted. Demand for tobacco products is not materially impacted in the short term by consumers. Additionally, RJR Tobacco Holdings cannot predict its cash requirements or those of its subsidiaries related to any future settlements or judgments, including cash required to bond any appeals, if necessary, and RJR Tobacco Holdings makes no assurance that it or its subsidiaries will be able to meet all of those requirements.

Contractual obligations as of March 31, 2002 were:

	Payments Due by Period

		Less than	1-3	4-5
	Total	1 Year	Years	Years	Thereafter

Long-term debt	$1,675	$43	$846	$528	$258
Operating leases	35	19	14	2	—

Total cash obligations	$1,710	$62	$860	$530	$258

For more information about RJR Tobacco Holdings’ long-term debt, see “—Debt” below. RJR Tobacco Company estimates that its settlement charges will approximate $2.4 billion in 2002 and will exceed $2 billion each year thereafter. For more information about RJR Tobacco Company’s settlement payments, see “Business—Litigation Affecting the Cigarette Industry.”

Commitments as of March 31, 2002 included standby letters of credit, backed by the revolving credit facility, in the amount of $17 million, which expire within one year.

Cash Flows

Net cash flows from operating activities were $81 million in the first three months of 2002 and $66 million in the comparable 2001 period. This change primarily reflects increased revenues from higher pricing, partially offset by increased promotional expenses. Net cash flows from operating activities of $626 million in 2001 increased $36 million from 2000. This change primarily reflects increased revenues from higher pricing and increased interest income, partially offset by increased tobacco settlement expenses, raw material purchases and promotional expenses. Net cash flows from operating activities of $590 million in 2000 decreased $339 million from 1999. This decrease primarily reflects an increase in cash payments for tobacco settlements and the posting of a $100 million bond related to the appeal of the Engle verdict, partially offset by increased revenues from higher pricing.

Net cash flows used in investing activities were $348 million in the first three months of 2002 compared with $214 million in the prior-year period. This change reflects the January 2002 cash payment for the acquisition of Santa Fe, net of cash acquired, and the investments in short-term securities in the first quarter of 2001. Net cash flows used in investing activities were $307 million in 2001 compared with net cash inflows of $1.6 billion in 2000. This change is primarily due to investments in short-term securities in 2001, compared with $1.5 billion net proceeds from the NGH acquisition in 2000 and $110 million proceeds received from the maturity of short-term investments in 2000. Net cash flows used in investing activities included a $14 million, $9 million after tax, purchase price adjustment of the 1999 gain on the sale of the international tobacco business. Net cash flows from investing activities in 2000 decreased $6 billion from 1999. Net cash flows from 1999 investing activities included the net proceeds from the sale of the international tobacco business.

Cash flows used in financing activities were $201 million and $92 million for the three months ended March 31, 2002 and 2001, respectively. The increase in funds used was primarily due to increased common stock repurchases and reduced proceeds from the exercise of stock options. Net cash flows used in financing activities of $842 million in 2001, compared with $881 million in 2000, included $494 million repurchase of common stock, $320 million of dividends paid and $73 million repayment of long-term debt. Net cash flows used in financing activities in 2000, compared with $5.4 billion in 1999, included $387 million repayment of long-term debt, $322 million of dividends paid and $231 million repurchase of common stock.

Net cash flows related to discontinued operations in 1999 primarily resulted from $2.1 billion of income taxes paid on the gain on the sale of the international tobacco business, partially offset by net cash flows provided by discontinued operations of $116 million, and in 2000, an $84 million refund of these taxes.

In connection with the spin-off from NGH in 1999, RJR Tobacco Holdings has assumed, subject to specified exceptions, all U.S. pension liabilities and related assets for current and former tobacco employees. The additional cash required, compared with 1998, to fund these liabilities was $58 million in each of 2001, 2000 and 1999. In January 2002, RJR Tobacco Holdings contributed the expected additional cash requirement for each of 2002 and 2003. As a result, the Pension Benefit Guaranty Corporation cancelled the related $116 million letter of credit.

During the first three months of 2002, RJR Tobacco Holdings repurchased 2,100,000 shares of its common stock with an aggregate cost of $127 million. Of these amounts, the repurchase of 1,600,000 shares completed a $300 million repurchase program authorized by the board of directors of RJR Tobacco Holdings on July 18, 2001. The remaining 500,000 shares with an aggregate cost of $33 million were repurchased under an authorization by the board of directors on February 6, 2002. This program authorizes the repurchase of shares of common stock over time in the open market, with a maximum aggregate cost of $1 billion, to enhance stockholder value. This program is being funded from cash provided by operating activities and from RJR Acquisition Corp. utilizing the cash proceeds of the NGH acquisition. Although RJR Tobacco Holdings expects to complete this program within twenty four months from authorization, the timing of repurchases and the number of shares repurchased under this authorization will depend upon market conditions.

From November 1999 through March 31, 2002, cumulative repurchases under all programs were 22,070,739 shares with an aggregate cost of $907 million. As of April 18, 2002, RJR Tobacco Holdings repurchased 600,000 additional shares at a cost of $39 million under the current authorization. Shares held by RJR Tobacco Holdings through repurchase, in addition to shares cancelled pursuant to employee benefit plans, are included in treasury stock in the consolidated balance sheets.

Debt

On May 18, 1999, RJR Tobacco Holdings completed tender offers to purchase substantially all of its outstanding debt securities, which resulted in RJR Tobacco Holdings repurchasing $4 billion of its debt with a portion of the proceeds from the sale of the international tobacco business. As a result, RJR Tobacco Holdings recognized an extraordinary loss from the early extinguishment of debt of $384 million, $250 million after tax.

RJR Tobacco Holdings’ revolving credit facility with a syndicate of banks was amended and restated on May 10, 2002. Under the amendment and restatement, the committed amount of $622 million will be reduced to $531 million as of May 2003 and will remain at this amount to November 2004. RJR Tobacco Holdings can use the full revolving credit facility to obtain loans or letters of credit, at its option. RJR Tobacco Company and RJR Acquisition Corp. have guaranteed the obligations of RJR Tobacco Holdings under this revolving credit facility. If the publicly registered notes of RJR Tobacco Holdings, including the notes offered hereby, are rated below BBB- by Standard & Poor’s and below Baa3 by Moody’s, or two levels below these thresholds for either of these rating agencies, RJR Tobacco Holdings, RJR Tobacco Company and RJR Acquisition Corp. will be required to pledge their assets to secure their obligations under RJR Tobacco Holdings’ revolving credit facility. In such event, all of the assets of these entities will secure the revolving credit facility while only certain categories of assets, which do not include, among other assets, intellectual property, inventory or accounts receivable, will secure the outstanding publicly registered notes. RJR Tobacco Holdings is not required to maintain compensating balances; however it must pay commitment fees of 1% per annum of the committed amount. The revolving credit facility also limits its ability to pay dividends, repurchase stock, incur indebtedness, engage in transactions with affiliates, create liens, acquire, sell or dispose of specific assets and engage in specified mergers or consolidations. Borrowings under the revolving credit facility bear interest at rates that vary with the prime rate or LIBOR. At March 31, 2002, RJR Tobacco Holdings and RJR Tobacco Company had $17 million in letters of credit under the revolving credit facility. As of such date, no borrowings were outstanding, and the remainder of the revolving credit facility was available for borrowing.

RJR Tobacco Holdings also has a $30 million uncommitted, unsecured line of credit with one bank. No borrowings were outstanding on this line of credit at March 31, 2002.

RJR Tobacco Holdings filed a registration statement, effective October 8, 1999, in order to issue publicly registered notes of $550 million in principal amount at 7.375% due 2003, $500 million in principal amount at 7.75% due 2006 and $200 million in principal amount at 7.875% due 2009 in exchange for an aggregate $1.25 billion of private placement debt securities. The net proceeds received from the private placement were used for general corporate purposes. These notes are unsecured obligations and, unlike RJR Tobacco Holdings’ other non-bank debt, are guaranteed by RJR Tobacco Company and RJR Acquisition Corp. In addition, any other subsidiaries of RJR Tobacco Holdings that in the future guarantee the revolving credit facility of RJR Tobacco Holdings, as amended and restated, will also be required to guarantee these notes. In addition, if RJR Tobacco Holdings and the guarantors are required to pledge their assets to secure their obligations under the revolving credit facility, as amended and restated, they will also be required to pledge certain of their assets to secure these notes. Generally, the terms of the notes restrict the issuance of guarantees by subsidiaries, the pledge of collateral, sale/leaseback transactions and the transfer of all or substantially all of the assets of RJR Tobacco Holdings and its subsidiaries.

RJR Tobacco Holdings was in compliance with all covenants and restrictions imposed by its indebtedness at March 31, 2002.

RJR Tobacco Holdings filed a shelf registration statement, effective December 22, 1999, for $1.876 billion of debt securities, guaranteed by RJR Tobacco Company. On April 19, 2001, a registration statement became effective to add RJR Acquisition Corp. as a guarantor of these debt securities. This offering is the first offer and sale of a portion of the debt securities registered under this registration statement.

On December 11, 2000, related to the acquisition of NGH, RJR Tobacco Holdings acquired $98 million of 9.5% junior subordinated debentures, due in 2047, redeemable on September 30, 2003. Interest on these debentures is paid quarterly in arrears. These debentures are effectively defeased by an irrevocable trust, which is included in other assets and deferred charges in the accompanying consolidated balance sheets as of March 31, 2002 and December 31, 2001. The trust holds certain U.S. government obligations maturing at such times and in such amounts sufficient to pay interest and principal.

As of March 31, 2002, RJR Tobacco Holdings also had $330 million of public notes, at fixed interest rates of 7.625% through 9.25%, due in 2002 through 2013.

Dividends

On February 6, 2002, the board of directors of RJR Tobacco Holdings declared a quarterly cash dividend of $.875 per common share payable on April 1, 2002 to stockholders of record as of March 11, 2002.

Capital Expenditures

RJR Tobacco Company’s capital expenditures were $19 million for the quarter ended March 31, 2002, $13 million for the quarter ended March 31, 2001, $74 million in 2001, $60 million in 2000 and $55 million in 1999. RJR Tobacco Company’s capital expenditure program is expected to continue at a level sufficient to support its strategic and operating needs. RJR Tobacco Company plans to spend $115 million to $125 million for capital expenditures during 2002, funded primarily by cash flows from operations. This increase over recent years is primarily due to increased equipment replacements. There were no material long-term commitments for capital expenditures as of March 31, 2002.

Litigation and Settlements

Various legal actions, proceedings and claims, including legal actions claiming that lung cancer and other diseases, as well as addiction, have resulted from the use of, or exposure to, our operating subsidiaries’ products, are pending or may be instituted against us or our affiliates, including RJR Tobacco Company, or indemnitees. For further discussion of litigation and legal proceedings pending against us or our affiliates or indemnitees, see “Business—Litigation Affecting the Cigarette Industry” and “Business—Environmental Matters;” “—Governmental Activity;” and Exhibit 99.1 filed with the Form 10-K of RJR Tobacco Holdings for the year ended December 31, 2001. RJR Tobacco Holdings believes that, notwithstanding the quality of defenses available to RJR Tobacco Holdings and its affiliates in litigation matters, it is possible that its results of operations or cash flows could be materially affected by the ultimate outcome of various pending or future litigation matters, including litigation costs. RJR Tobacco Holdings is unable to predict the outcome of the litigation or to derive a meaningful estimate of the amount or range of any possible loss.

In November 1998, RJR Tobacco Company and the other major U.S. cigarette manufacturers entered into the MSA with attorneys general representing most U.S. states, territories and possessions. As described under “Business—Litigation Affecting the Cigarette Industry,” the MSA imposes a stream of future payment obligations on RJR Tobacco Company and the other major U.S. cigarette manufacturers and places significant restrictions on their ability to market and sell cigarettes in the future. The cash payments made by RJR Tobacco Company under the MSA and other existing settlement agreements were $631 million and $676 million during the three months ended March 31, 2002 and 2001, respectively, and $2.4 billion, $2.2 billion and $1.6 billion in 2001, 2000 and 1999, respectively. RJR Tobacco Company estimates that total payments will be $2.4 billion in 2002 and will exceed $2 billion per year thereafter. However, these payments will be subject to adjustments for, among other things, the volume of cigarettes sold by RJR Tobacco Company, RJR Tobacco Company’s market share and inflation. RJR Tobacco Company cannot predict the impact on its business, competitive position or results of operations of the MSA and the other existing settlement agreements, the business activity restrictions to which it is subject under these agreements or the price increases that it may be required to make as a result of these agreements. See “Risk Factors.”

Governmental Activity

The advertising, sale, taxation and use of cigarettes have been subject to substantial regulation by government and health officials for many years. Various state governments have adopted or are considering, among other things, legislation and regulations increasing their excise taxes on cigarettes, restricting displays and advertising of tobacco products, establishing fire safety standards for cigarettes, raising the minimum age to possess or purchase tobacco products, requiring the disclosure of ingredients used in the manufacture of tobacco products, imposing restrictions on public smoking and restricting the sale of tobacco products directly to consumers or other unlicensed recipients or over the Internet. In addition, in 2002, the U.S. Congress may consider legislation regarding further increases in the federal excise tax, regulation of cigarette manufacturing and sale by the U.S. Food and Drug Administration, implementation of a national standard for “fire-safe” cigarettes and changes to the tobacco price support program. Together with manufacturers’ price increases in recent years and substantial increases in state and federal excise taxes on cigarettes, these developments have had and will likely continue to have an adverse effect on cigarette sales.

Cigarettes are subject to substantial excise taxes in the United States. The federal excise tax per pack of 20 cigarettes is $.39 as of January 1, 2002. All states and the District of Columbia currently impose excise taxes at levels ranging from $.025 per pack in Virginia to $1.50 per pack in New York.

In 1964, the Report of the Advisory Committee to the Surgeon General of the U.S. Public Health Service concluded that cigarette smoking was a health hazard of sufficient importance to warrant appropriate remedial action. Since 1966, federal law has required a warning statement on cigarette packaging. Since 1971, television and radio advertising of cigarettes has been prohibited in the United States. Cigarette advertising in other media in the United States is required to include information with respect to the “tar” and nicotine yield of cigarettes, as well as a warning statement.

During the past three decades, various laws affecting the cigarette industry have been enacted. In 1984, Congress enacted the Comprehensive Smoking Education Act. Among other things, the Smoking Education Act:

• establishes an interagency committee on smoking and health that is charged with carrying out a program to inform the public of any dangers to human health presented by cigarette smoking;

• requires a series of four health warnings to be printed on cigarette packages and advertising on a rotating basis;

• increases type size and area of the warning required in cigarette advertisements; and

• requires that cigarette manufacturers provide annually, on a confidential basis, a list of ingredients added to tobacco in the manufacture of cigarettes to the Secretary of Health and Human Services.

The warnings currently required on cigarette packages and advertisements are:

• “SURGEON GENERAL’S WARNING: Smoking Causes Lung Cancer, Heart Disease, Emphysema, And May Complicate Pregnancy”;

• “SURGEON GENERAL’S WARNING: Quitting Smoking Now Greatly Reduces Serious Risks To Your Health”;

• “SURGEON GENERAL’S WARNING: Smoking By Pregnant Women May Result in Fetal Injury, Premature Birth, and Low Birth Weight”; and

• “SURGEON GENERAL’S WARNING: Cigarette Smoke Contains Carbon Monoxide.”

Since the initial report in 1964, the Secretary of Health, Education and Welfare (now the Secretary of Health and Human Services) and the Surgeon General have issued a number of other reports which purport to find the nicotine in cigarettes addictive and to link cigarette smoking and exposure to cigarette smoke with certain health hazards, including various types of cancer, coronary heart disease and chronic obstructive lung disease. These reports have recommended various governmental measures to reduce the incidence of smoking. In 1992, the federal Alcohol, Drug Abuse and Mental Health Act was signed into law. This act requires states to adopt a minimum age of 18 for purchases of tobacco products and to establish a system to monitor, report and reduce the illegal sale of tobacco products to minors in order to continue receiving federal funding for mental health and drug abuse programs. In January 1996, the U.S. Department of Health and Human Services announced regulations implementing this legislation.

In December 1992, the U.S. Environmental Protection Agency issued a report that classified environmental tobacco smoke as a Group A (known human) carcinogen. RJR Tobacco Company and others filed suit to challenge the validity of the EPA report. On July 17, 1998, a U.S. District Court judge held that the EPA’s classification of environmental tobacco smoke was invalid and vacated those portions of the report dealing with lung cancer. The EPA appealed, and oral argument was held before the Court of Appeals for the Fourth Circuit on June 7, 1999. RJR Tobacco Company is awaiting the Court’s decision.

Legislation imposing various restrictions on public smoking also has been enacted in 48 states and many local jurisdictions, and many employers have initiated programs restricting or eliminating smoking in the workplace. A number of states have enacted legislation designating a portion of increased cigarette excise taxes to fund either anti-smoking programs, health care programs or cancer research. In addition, educational and research programs addressing health care issues related to smoking are being funded from industry payments made or to be made under settlements with state attorneys general. Federal law prohibits smoking in scheduled passenger aircraft, and the U.S. Interstate Commerce Commission has banned smoking on buses transporting passengers inter-state. Certain common carriers have imposed additional restrictions on passenger smoking.

In July 1996, Massachusetts enacted legislation requiring manufacturers of tobacco products sold in Massachusetts to report yearly, beginning December 15, 1997, the ingredients of each brand sold. The statute also requires the reporting of nicotine yield ratings in accordance with procedures established by the state. The legislation contemplates public disclosure of all ingredients in descending quantitative order, a trade-secret disclosure that RJR Tobacco Company believes could damage the competitive position of its brands. RJR Tobacco Company, together with other cigarette manufacturers, filed suit in the U.S. District Court for the District of Massachusetts seeking to have the statute declared invalid. In September 2000, the district court permanently enjoined enforcement of provisions of the law relating to ingredient reporting and issued a judgment in favor of the cigarette manufacturers. On October 16, 2001, a panel of the United States Court of Appeals for the First Circuit reversed the district court’s decision, ruling that the ingredients disclosure provisions were valid. The entire court, however, agreed to re-hear the appeal, reinstating the district court’s injunction in the meantime. Oral argument before the full court took place on January 7, 2002, and RJR Tobacco Company is awaiting the decision.

In August 1998, the Massachusetts Department of Public Health issued proposed regulations for public comment that would require annual reporting, beginning July 1, 2000, on a brand-by-brand basis of 43 smoke constituents in both mainstream smoke and sidestream smoke. RJR Tobacco Company, together with other cigarette manufacturers, filed comments with the MDPH on October 9, 1998. RJR Tobacco Company and the other manufacturers believe that the MDPH lacks legal authority to promulgate these regulations. Nevertheless, RJR Tobacco Company and the other manufacturers have conducted a cooperative benchmarking study to address certain MDPH concerns. The benchmarking study obtained smoke constituent information on a representative number of cigarette brand styles. The final report, including all data, was presented to the MDPH. The MDPH has drafted additional proposed regulations requiring further extensive testing of cigarette brands. The MDPH has engaged in discussions about these additional proposed regulations with representatives of the cigarette manufacturers and others, but has not formally issued them for public comment. Although the MDPH has stated its intention to promulgate additional reporting requirements, RJR Tobacco Company cannot predict the form they will take or the effect they will have on RJR Tobacco Company’s business or operations.

In June 2000, the New York state legislature passed legislation charging the state’s Office of Fire Prevention and Control with developing standards for “fire-safe” or self-extinguishing cigarettes. The OFPC has until January 1, 2003 to issue final regulations. No later than six months from the issuance of the standards, all cigarettes offered for sale in New York state will be required to be manufactured to those standards. RJR Tobacco Company is unable to predict what design or manufacturing changes will be necessary for cigarettes manufactured for sale in New York until the standards are published. Similar legislation is being considered by other state legislatures.

On September 11, 2001, RJR Tobacco Company, together with several retailers who sell RJR Tobacco Company’s products, filed a Petition for Declaratory Judgment and Injunctive Relief in the District Court of Lancaster County, Nebraska, challenging the validity of the Nebraska Department of Revenue’s interpretation of 316 N.A.C. §§ 57-012, 57-015 and 57-016. The Department of

Revenue maintained that this regulation prohibited the advertisement of RJR Tobacco Company’s manufacturer’s promotion known as a “buy down” to consumers. On March 14, 2002, the Department of Revenue issued a new revenue ruling acknowledging the validity of the plaintiffs’ position. The plaintiffs dismissed the petition without prejudice.

A price differential exists between cigarettes manufactured for sale abroad and cigarettes manufactured for U.S. sale; consequently, a domestic “gray market” has developed in cigarettes manufactured for sale abroad. These cigarettes compete with the cigarettes RJR Tobacco Company manufactures for domestic sale. The U.S. federal government and 49 states have enacted legislation prohibiting the sale and distribution of gray market cigarettes. In addition, RJR Tobacco Company has taken legal action against certain distributors and retailers who engage in such practices.

Ten states have passed and various states are considering legislation to ensure “nonparticipating manufacturers” under the MSA are making required escrow payments under the MSA. Failure to make escrow payments could result in the loss of a nonparticipating manufacturer’s ability to sell tobacco products in a respective state.

Tobacco leaf is an agricultural product subject to U.S. Government production controls and price supports that can affect market prices substantially. The tobacco leaf price support program is subject to congressional review and may be changed at any time. In December 1994, Congress enacted the Uruguay Round Agreements Act to replace a domestic content requirement with a tariff rate quota system that bases tariffs on import volumes. The tariff rate quotas have been established by the United States with overseas tobacco producers and became effective on September 13, 1995. Because of the importance of tobacco leaf as a raw material for RJR Tobacco Company’s products, substantial changes in the legislative or regulatory environment applicable to tobacco leaf could have a material effect on RJR Tobacco Company’s results of operations and cash flows.

It is not possible to determine what additional federal, state or local legislation or regulations relating to smoking or cigarettes will be enacted or to predict the effect of new legislation or regulations on RJR Tobacco Company or the cigarette industry in general, but any new legislation or regulations could have an adverse effect on RJR Tobacco Company or the cigarette industry in general.

For further discussion of litigation and legal proceedings pending against us, our affiliates, including RJR Tobacco Company, or indemnitees, see “Business—Litigation Affecting the Cigarette Industry” and “Business—Environmental Matters;” and Exhibit 99.1 filed with Form 10-K for the year ended December 31, 2001.

Environmental Matters

RJR Tobacco Holdings and its subsidiaries are subject to federal, state and local environmental laws and regulations concerning the discharge, storage, handling and disposal of hazardous or toxic substances. RJR Tobacco Holdings and its subsidiaries have been engaged in a continuing program to comply with these environmental laws and regulations. Although it is difficult to identify precisely the portion of capital expenditures or other costs attributable to compliance with environmental laws and regulations, we do not expect such expenditures or other costs to have a material adverse effect on the business or financial condition of RJR Tobacco Holdings or its subsidiaries.

For further discussion of environmental matters, see “Business—Environmental Matters.”

Other Contingencies

Until the acquisition by merger by Philip Morris Companies, Inc. of Nabisco from NGH on December 11, 2000, NGH and Nabisco were members of the consolidated group of NGH for U.S. federal income tax purposes. Each member of a consolidated group is jointly and severally liable for the U.S. federal income tax liability of other members of the group as well as for pension and funding liabilities of the other group members. NGH, now known as RJR Acquisition Corp., continues to be jointly and severally liable for these Nabisco liabilities prior to December 11, 2000.

In connection with Philip Morris’ acquisition by merger of Nabisco and RJR Tobacco Holdings’ subsequent acquisition by merger of NGH, Philip Morris, Nabisco and NGH entered into a voting and indemnity agreement that generally seeks to allocate tax liabilities ratably based upon NGH’s taxable income and that of Nabisco, had the parties been separate taxpayers. If Philip Morris and Nabisco are unable to satisfy their obligations under this agreement, NGH, now known as RJR Acquisition Corp., would be responsible for satisfying them.

In connection with the sale of the international tobacco business to Japan Tobacco Inc. on May 12, 1999, RJR Tobacco Holdings and RJR Tobacco Company agreed to indemnify Japan Tobacco against (1) any liabilities, costs and expenses arising out of the imposition or assessment of any tax with respect to the international tobacco business arising prior to the sale, other than as reflected on the closing balance sheet, (2) any liabilities, costs and expenses that Japan Tobacco or any of its affiliates, including the acquired entities, may incur after the sale in respect of any of RJR Tobacco Holdings’ or RJR Tobacco Company’s employee benefit and welfare plans and (3) any liabilities, costs and expenses incurred by Japan Tobacco or any of its affiliates arising out of certain activities of Northern Brands. See “Business—Litigation Affecting the Cigarette Industry” for a description of the Northern Brands litigation. Although it is impossible to predict the outcome of the Northern Brands litigation or the amount of liabilities, costs and expenses, a significant adverse outcome regarding any of these items could have an adverse effect on either or both of RJR Tobacco Holdings and RJR Tobacco Company.

Acquisition

On January 16, 2002, RJR Tobacco Holdings acquired 100% of the voting stock of privately-held Santa Fe for $344 million, subject to post-closing adjustments. Fiesta Acquisition Corp., a wholly owned subsidiary of RJR Tobacco Holdings, merged with and into Santa Fe, and Santa Fe, being the surviving corporation, became a wholly owned subsidiary of RJR Tobacco Holdings. The acquisition was funded with cash and accounted for as a purchase, with its cost allocated on the basis of the estimated fair market value of the assets acquired and liabilities assumed. The results of operations of Santa Fe have been included in RJR Tobacco Holdings’ consolidated statement of income since January 16, 2002. The financial condition and results of operations of Santa Fe do not meet the criteria for a reportable operating segment. Information related to Santa Fe generally is not disclosed in this prospectus supplement.

RJR Tobacco Holdings believes that Santa Fe will enhance its consolidated earnings, and that its approach to building brand equity is consistent with RJR Tobacco Company’s strategy for its key brands. Santa Fe has posted solid increases in volume, revenue, earnings and shares of market over the past three years, based on the success of cigarettes and pouch tobaccos sold under the NATURAL AMERICAN SPIRIT brand name. NATURAL AMERICAN SPIRIT cigarettes are made with no-additive tobacco blends and are marketed in distinctive packages bearing the silhouette of an American Indian in a feathered headdress. The NATURAL AMERICAN SPIRIT retail share of market during 2001 was .21% in the United States. Santa Fe also has a small, but growing international tobacco business.

Quantitative and Qualitative Disclosures about Market Risk

Market risk represents the risk of loss that may impact the consolidated financial position, results of operations or cash flows due to adverse changes in financial market prices and rates. RJR Tobacco Holdings and its subsidiaries are exposed to interest rate risk directly related to their normal investing and funding activities. In addition, RJR Tobacco Company has exposure to insignificant foreign currency exchange rate risk related to unrecognized firm commitments for the purchase of equipment denominated in Euros. RJR Tobacco Holdings and its subsidiaries have established policies and procedures to manage their exposure to market risks and use major institutions that are creditworthy to minimize their investment and credit risk. Derivative financial instruments are not used for trading or speculative purposes. See note 5 to the condensed consolidated financial statements of RJR Tobacco Holdings included in its Form 10-Q for the quarter ended March 31, 2002 for further information regarding financial instruments entered into by RJR Tobacco Holdings or its operating subsidiaries.

The value-at-risk model is used to statistically measure the maximum fair value, cash flows or earnings loss over one year from adverse changes in interest rates and foreign currency rates. The computation assumes a 95% confidence level under normal market conditions. This model indicates that near term changes in interest rates and foreign currency rates will not have a material impact on the future earnings, fair values or cash flows, based on the historical movements in interest rates, foreign currency rates and the fair value of market-rate sensitive instruments at March 31, 2002.

MANAGEMENT

The following table sets forth certain information concerning the executive officers, directors and certain significant employees of RJR Tobacco Holdings, unless otherwise indicated, as of March 1, 2002:

Name	Age	Position with the Company

Andrew J. Schindler	57	Chairman of the Board, President, Chief Executive Officer and Class III Director
Thomas R. Adams	51	Senior Vice President and Controller
Lynn J. Beasley	44	President and Chief Operating Officer of RJR Tobacco Company
Charles A. Blixt	50	Executive Vice President, General Counsel and Assistant Secretary
Frances V. Creighton	50	Senior Vice President—Marketing of RJR Tobacco Company
McDara P. Folan, III	43	Vice President, Deputy General Counsel and Secretary
Ann A. Johnston	48	Executive Vice President—Human Resources
Lynn L. Lane	50	Senior Vice President and Treasurer
Kenneth J. Lapiejko	53	Executive Vice President and Chief Financial Officer
James V. Maguire	50	Executive Vice President—Sales of RJR Tobacco Company
Tommy J. Payne	45	Executive Vice President—External Relations
Richard M. Sanders	48	President and Chief Executive Officer of Santa Fe
David E. Townsend	54	Executive Vice President—Research and Development of RJR Tobacco Company
James H. Wilson	59	Executive Vice President—Operations of RJR Tobacco Company
Mary K. Bush	53	Class I Director
John T. Chain	67	Class I Director
Thomas C. Wajnert	58	Class I Director
A. D. Frazier	57	Class II Director
John G. Medlin, Jr.	68	Class II Director
Nana Mensah	49	Class II Director
Denise Ilitch	46	Class III Director
Joseph P. Viviano	63	Class III Director

Mr. Schindler has served as Chief Executive Officer of RJR Tobacco Company since 1995 and as President and Chief Executive Officer of RJR Tobacco Holdings since June 1999. Mr. Schindler has served as Director of RJR Tobacco Company since 1989, and as Chairman of the Board of RJR Tobacco Holdings and RJR Tobacco Company since July 1999. Mr. Schindler joined a predecessor of RJR Tobacco Holdings in 1974. He became Senior Vice President—Operations of RJR Tobacco Company in 1989 and was elected Executive Vice President—Operations of RJR Tobacco Company in 1991. Mr. Schindler served as Chief Operating Officer of RJR Tobacco Company from 1994 until 1995 and as its President from 1994 until January 2002. He is a member of the North Carolina School of the Arts Foundation Board, the Wake Forest University Baptist Medical Center Board of Visitors, and the boards of directors of the R.J. Reynolds Foundation, Winston-Salem Business, Inc.

and Idealliance (formerly the North Carolina Emerging Technology Alliance). Mr. Schindler is Chairman of the Winston-Salem Alliance.

Mr. Adams has been Senior Vice President and Controller of RJR Tobacco Holdings and RJR Tobacco Company since June 1999. From 1985 until 1999, he was Partner at the accounting firm of Deloitte & Touche LLP. Mr. Adams is a member of the board of directors of Technology Concepts & Design, Inc., an affiliate of RJR Tobacco Holdings.

Ms. Beasley was promoted to President and Chief Operating Officer of RJR Tobacco Company in January 2002, after serving as Executive Vice President—Marketing since 1997, and has been Director of RJR Tobacco Company since March 2000. Ms. Beasley joined RJR Tobacco Company in 1982 as a marketing assistant. After holding a number of positions at RJR Tobacco Company, she became Senior Vice President of the Winston/Camel business unit in 1993. From 1995 until 1997, she was Senior Vice President of brand marketing for WINSTON, CAMEL and SALEM. Ms. Beasley is a member of the Senior Services Board and the Tanglewood Park Foundation Board.

Mr. Blixt has been Executive Vice President and General Counsel of RJR Tobacco Company since 1995 and Executive Vice President, General Counsel and Assistant Secretary of RJR Tobacco Holdings since June 1999. Mr. Blixt served as Director of RJR Tobacco Company from 1995 until March 2000. He joined RJR Tobacco Company as Associate Counsel—Litigation in 1985. Mr. Blixt is a member of the board of directors of Technology Concepts & Design, Inc. and Targacept, Inc., both of which are affiliates of RJR Tobacco Holdings. He also serves on the board of trustees of Salem College and Academy and the Board of Visitors of Wake Forest University School of Law.

Ms. Creighton was promoted to Senior Vice President—Marketing of RJR Tobacco Company in January 2002, after serving as Vice President of RJR Tobacco Company’s Camel business unit since 1997. She joined RJR Tobacco Company in 1981 as a marketing research analyst. Through a series of promotions, she became senior marketing manager in 1990 and marketing director in 1994. Ms. Creighton serves as Secretary of the board of directors of the American Red Cross and is a member of the board of directors for the United Way of Forsyth County.

Mr. Folan joined RJR Tobacco Holdings in June 1999 as Vice President, Deputy General Counsel and Secretary. He also was Vice President, Deputy General Counsel and Secretary of RJR Tobacco Company from June 1999 to March 2000, and currently serves as Assistant Secretary of RJR Tobacco Company. From 1992 until 1999, Mr. Folan served as Vice President, Secretary and General Counsel for Allen Telecom Inc., a manufacturer and distributor of wireless communications equipment, in Cleveland, Ohio.

Ms. Johnston was promoted to Executive Vice President—Human Resources of RJR Tobacco Holdings and of RJR Tobacco Company in January 2002 after serving as Vice President-Human Resources of RJR Tobacco Company since 1998. She joined RJR Tobacco Company in 1988 as a compensation manager, was promoted to personnel manager in 1989, and to director of compensation/benefits/HRIS in 1993. Ms. Johnston also serves as Chairman of the board of directors for Allegacy Federal Credit Union and is a member of the Alumni Council for the Babcock Graduate School of Management of Wake Forest University and the board of directors of the American Benefits Council.

Ms. Lane rejoined RJR Tobacco Holdings as Senior Vice President and Treasurer and was named Senior Vice President and Treasurer of RJR Tobacco Company in June 1999. She joined a predecessor of RJR Tobacco Holdings in 1973 and was promoted to Vice President and Assistant Treasurer in 1991. In 1995, she was named Vice President and Treasurer of R.J. Reynolds Tobacco Worldwide. From 1996 until 1999, Ms. Lane was Vice President—Treasurer and Investor Relations of Burlington Industries, a manufacturer and distributor of fabrics and other textile products. She also serves on the board of directors of the R.J. Reynolds Foundation, the board of trustees of Greensboro College, the East Carolina University Board of Visitors and is Chair-Elect of the East Carolina University Foundation Board.

Mr. Lapiejko has served as Executive Vice President and Chief Financial Officer of RJR Tobacco Company and of RJR Tobacco Holdings since June 1999. He served as Director of RJR Tobacco Company from 1996 until March 2000. From 1995 until 1999, he served as Senior Vice President, Chief Financial Officer and Treasurer of RJR Tobacco Company. Mr. Lapiejko joined R.J. Reynolds Tobacco International as a senior financial analyst in 1977. After holding a number of positions with RJR Tobacco Company, in 1991 he was promoted to Vice President of Finance and Accounting. Mr. Lapiejko is a member of the board of directors of Targacept, Inc., an affiliate of RJR Tobacco Holdings.

Mr. Maguire was promoted to Executive Vice President—Sales of RJR Tobacco Company in July 1999, after serving as Senior Vice President—Sales of RJR Tobacco Company since 1994, and has been Director of RJR Tobacco Company since March 2000. He joined RJR Tobacco Company in 1973 as a sales representative, and after holding a number of positions at RJR Tobacco Company and RJR Tobacco Holdings, he became Vice President of Sales and Marketing Development of RJR Tobacco Company in 1993.

Mr. Payne assumed his current positions as Executive Vice President—External Relations of RJR Tobacco Company and of RJR Tobacco Holdings in July 1999, after serving as Senior Vice President— External Relations of RJR Tobacco Company since 1998 and of RJR Tobacco Holdings since June 1999. He joined a predecessor of RJR Tobacco Holdings in 1988 and was promoted to Director of Federal Government Affairs in 1995. From 1995 until 1998, he was Vice President—Federal Government Affairs of RJR Tobacco Company in Washington, D.C. Mr. Payne serves on the boards of trustees of Winston-Salem State University and the Southeast Center for Contemporary Art, the North Carolina Community Colleges Foundation Board of Advisors, the board of directors of the R.J. Reynolds Foundation and the East Carolina University Board of Visitors.

Mr. Sanders was named President and Chief Executive Officer of Santa Fe in connection with RJR Tobacco Holdings’ acquisition of Santa Fe in January 2002. From December 1999 until January 2002, he served as Senior Vice President—Marketing of RJR Tobacco Company, while continuing his role as President—Sports Marketing Enterprises, a division of RJR Tobacco Company. Mr. Sanders joined RJR Tobacco Company in 1977 and, after holding a number of positions, was promoted to Vice President of Marketing Operations and President—Sports Marketing Enterprises in July 1999. He is a member of the boards of directors of the Speedway Children’s Charity, T. Wayne Robertson Memorial Fund and Minnesota Resources.

Dr. Townsend was promoted to Executive Vice President—Research and Development of RJR Tobacco Company in October 2000 after serving as Vice President of the Research and Development Product Development and Assessment Group of RJR Tobacco Company since 1997. He joined RJR Tobacco Company in 1977 and, after holding a number of positions at RJR Tobacco Company, was promoted to Senior Principal Scientist of RJR Tobacco Company in 1995, and to Director of Product Development and Assessment of RJR Tobacco Company in 1996.

Mr. Wilson was promoted to Executive Vice President—Operations of RJR Tobacco Company in July 1999 after serving as Senior Vice President—Operations of RJR Tobacco Company since 1994. He has served as Director of RJR Tobacco Company since 1997. Mr. Wilson joined RJR Tobacco Company in 1962 and was promoted to Vice President of Manufacturing of RJR Tobacco Company in 1991.

Ms. Bush has been President of Bush International, Inc., a provider of advice on financial strategies and business development to commercial, industrial and financial companies, since its founding in 1991. Bush International, Inc. also advises governments, internationally, on financial market matters. Prior to establishing Bush International, Inc., Ms. Bush held several positions in financial institutions and served two presidents of the United States as Alternate Executive Director of the International Monetary Fund and Managing Director of the Federal Housing Finance Board, the oversight body for the Federal Home Loan Banks. Ms. Bush also is a member of the boards of directors of Mortgage Guaranty Insurance Corporation, Brady Corporation and Sallie Mae, a trustee of the Pioneer Funds and a member of the Advisory Board of Washington Mutual Investors Fund.

General (Retired) Chain has been the Chairman of Thomas Group, Inc., an international management consulting firm, since May 1998 and has been a member of the board of directors of Thomas Group, Inc. since May 1995. He also has served as the President of Quarterdeck Equity Partners, Inc., an investor in the aerospace industry, since 1996. He served as Special Assistant to the Chairman of Burlington Northern Santa Fe Corporation, a major U.S. freight railroad, from November 1995 to March 1996, and as an Executive Vice President of Burlington Northern from 1991 to November 1995. For more than five years prior to that time, he served as a General (Commander-in-Chief, the Strategic Air Command) in the United States Air Force. General Chain is a member of the boards of directors of ConAgra Foods, Inc., Northrup Grumman Corporation, Kemper Insurance and Thomas Group, Inc. He also was a member of the board of directors of RJR Nabisco, Inc. (now known as RJR Tobacco Holdings) from 1994 until June 14, 1999, and he was a member of the board of directors of Nabisco Group Holdings Corp., the former parent of RJR Tobacco Holdings, from 1994 to December 2000.

Mr. Wajnert has been Managing Director of Fairview Advisors, LLC, a merchant bank, since January 2002. He was Chairman and Chief Executive Officer of SEISMIQ, Inc., a provider of advanced technology to the commercial finance and leasing industry, from its founding in April 2000 until December 2001. Mr. Wajnert also has been the Chairman of, and a significant investor in, EPIX Holdings, Inc., a professional employer organization, since March 1998, where he also served as Chief Executive Officer from March 1998 to April 1999. Previously, Mr. Wajnert was Chairman of the board of directors from January 1992 until December 1997, and Chief Executive Officer from November 1984 until December 1997, of AT&T Capital Corporation, a commercial finance and leasing company. Mr. Wajnert serves on the boards of directors of JLG Industries, Inc. and EPIX Holdings, Inc.

Mr. Frazier is Chairman of the Board and Chief Executive Officer of the Chicago Stock Exchange, having joined the Exchange in March 2001. Prior to joining the Chicago Stock Exchange, Mr. Frazier was a Global Partner and member of the Board of Directors of AMVESCAP PLC, a quoted worldwide fund manager and the parent company of INVESCO, Inc., from November 1996 to March 2001. He served as President and Chief Executive Officer of INVESCO, Inc., an investment manager, from April 1997 to December 2000. From March 1991 until November 1996, Mr. Frazier was Chief Operating Officer of the Atlanta Committee for the Olympic Games. Mr. Frazier is a member of the boards of directors of Magellan Health Services, Inc. and Apache Corporation.

Mr. Medlin is Chairman Emeritus of Wachovia Corporation, a bank holding company, and served as its Chairman from 1988 to April 1998, its Chief Executive Officer from 1977 until December 1993, and a director from 1974 until April 2000. Mr. Medlin is a member of the boards of directors of BellSouth Corporation, Burlington Industries, Inc., Media General, Inc. and USAirways Group, Inc. Mr. Medlin was a member of the board of directors of RJR Nabisco, Inc. (now known as RJR Tobacco Holdings) from 1983 until 1989, and he was a member of the board of directors of Nabisco Group Holdings Corp., the former parent of RJR Tobacco Holdings, from 1989 to 1998.

Mr. Mensah has been the Chairman and Chief Executive Officer of ’XPORTS, Inc., a privately held company that exports agricultural products, pharmaceuticals and construction materials to foreign markets, since October 2000, and was a management consultant from October 1999 to September 2000. Previously, he served as President and Chief Operating Officer of Long John Silver’s Restaurants, Inc., the world’s largest chain of seafood quick service restaurants, from 1997 until it was sold under his auspices in October 1999. From 1994 until 1997, he served as Senior Vice President, Operations and Concept Development of PepsiCo Restaurants International, the international holding company, at that time, for KFC, Pizza Hut and Taco Bell. Mr. Mensah is the Co-Chair on the Board of Advisors of the College of Human Environmental Sciences for the University of Kentucky, and is a Distinguished Fellow at Georgetown College in Kentucky. He also is a member of the Board of Trustees of the Lexington Philharmonic Society and God’s Pantry.

Ms. Ilitch has been the President of Ilitch Holdings, Inc., a privately held company that oversees the management and operations of Little Caesar Enterprises, Inc., Olympia Entertainment, Olympia Development, the Detroit Red Wings hockey team and the Detroit Tigers baseball team, since June 2000, and served as Executive Vice President of Ilitch Holdings, Inc. from March 1999 to May 2000. Since 1997, Ms. Ilitch also has been the Vice Chairwoman of Little Caesar Enterprises, Inc., one of the top three international pizza chains which operates restaurants on five continents, where she has been part of the senior management team for more than 20 years, and the President of Olympia Development, where she directs development efforts in downtown Detroit. Ms. Ilitch serves on the board of directors for the Detroit Branch of the NAACP, is a Detroit Red Wings Alternate Governor for the National Hockey League and is a representative of ownership of the Detroit Tigers and member of Major League Baseball. She also has been President and owner of her own marketing firm, Bright Lites, Inc.

Mr. Viviano served as the Vice Chairman of Hershey Foods Corporation, a chocolate and confectionery manufacturer, from January 1999 until his retirement in April 2000. Previously, Mr. Viviano had been President and Chief Operating Officer of Hershey Foods Corporation from 1994 through 1998. He is a member of the boards of directors of Chesapeake Corporation, Huffy Corporation, Harsco Corporation and RPM, Incorporated.

The board of directors of RJR Tobacco Holdings is divided into three classes serving staggered terms of three years each. The Class I directors have a term ending on the date of the 2003 annual meeting of stockholders, the Class II directors have a term ending on the date of the 2004 annual meeting of stockholders, and the Class III directors have a term ending on the date of the 2005 annual meeting of stockholders.

DESCRIPTION OF THE NOTES

The following description of the particular terms of the notes supplements, and to the extent inconsistent, replaces, the description in the accompanying prospectus of the general terms and provisions of the debt securities to which description reference is hereby made. Capitalized terms defined in the accompanying prospectus and not defined herein are used herein as therein defined.

General

The 2007 notes will mature on June 1, 2007. The 2012 notes will mature on June 1, 2012. The notes will be issued in fully registered form only in minimum denominations of $1,000, increased in multiples of $1,000. Interest on the notes will accrue from May 20, 2002 at the rate per year shown on the cover of this prospectus supplement and will be payable semiannually, in arrears, on June 1 and December 1, beginning December 1, 2002 to the persons in whose names the notes are registered at the close of business on the May 15 and November 15 preceding the respective interest payment dates, except that interest payable at maturity shall be paid to the same persons to whom principal of the notes is payable. Interest will be computed on the notes on the basis of a 360-day year of twelve 30-day months.

The notes will constitute two series of debt securities to be issued under an indenture, dated as of May 20, 2002, among RJR Tobacco Holdings, as issuer, RJR Tobacco Company and RJR Acquisition Corp., as guarantors, and The Bank of New York, as trustee, the terms of which are more fully described in the accompanying prospectus. The notes and any future debt securities issued under the indenture will be unsecured obligations of RJR Tobacco Holdings and will rank on a parity with all other unsecured and unsubordinated indebtedness of RJR Tobacco Holdings. Notwithstanding the foregoing, if the publicly registered notes of RJR Tobacco Holdings are rated below BBB- by Standard & Poor’s and below Baa3 by Moody’s, or two levels below these thresholds for either of these rating agencies, RJR Tobacco Holdings, RJR Tobacco Company and RJR Acquisition Corp. will be required to pledge their assets to secure their obligations under these notes, including the notes offered hereby, as well as under RJR Tobacco Holdings’ revolving credit facility. In such event, all of the assets of these entities will secure the revolving credit facility while only certain categories of assets, which do not include, among other assets, intellectual property, inventory or accounts receivable, will secure the outstanding publicly registered notes. The indenture does not limit the aggregate principal amount of debt securities that may be issued thereunder and provides that debt securities may be issued thereunder from time to time in one or more additional series. The indenture does not limit the ability of RJR Tobacco Holdings to incur additional indebtedness.

The notes will not be subject to any sinking fund.

The Guarantees

RJR Tobacco Company and RJR Acquisition Corp. will guarantee all of RJR Tobacco Holdings’ obligations under the notes, and RJR Tobacco Holdings will cause each other Subsidiary that is or becomes a guarantor under the revolving credit facility to execute and deliver to the trustee a guarantee pursuant to which such Subsidiary will unconditionally guarantee, on a joint and several basis, the full and prompt payment of the principal of, premium, if any, and interest on the notes on an unsecured and unsubordinated basis.

Under the indenture, if a guarantor ceases to be a guarantor under the revolving credit facility for any reason, such guarantor will be deemed released from all its obligations under the indenture and its guarantee of the notes and such guarantee will terminate.

Optional Redemption

The notes are redeemable, in whole at any time or in part from time to time, at the option of RJR Tobacco Holdings, at a redemption price equal to the greater of (1) 100% of the principal amount of the notes, and (2) the sum of the present values of the remaining scheduled payments of principal and interest on the notes discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable Treasury Rate, plus 25 basis points in the case of the 2007 notes and 30 basis points in the case of the 2012 notes, plus accrued and unpaid interest on the principal amount being redeemed to the redemption date.

“Treasury Rate” means, with respect to any redemption date, (1) the yield, under the heading which represents the average for the immediate preceding week, appearing in the most recently published statistical release designated “H.15(519)” or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded U.S. Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities,” for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the Remaining Life, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue will be determined and the Treasury Rate will be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month) or (2) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculating using a price for the Comparable Treasury Price for such redemption date. The Treasury Rate will be calculated on the third business day preceding the redemption date.

“Comparable Treasury Issue” means the U.S. Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term (“Remaining Life”) of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such notes.

“Independent Investment Banker” means either J.P. Morgan Securities Inc. or Salomon Smith Barney Inc., or, if both firms are unwilling or unable to select the Comparable Treasury Issue, an independent investment banking institution of national standing appointed by the trustee after consultation with RJR Tobacco Holdings.

“Comparable Treasury Price” means (1) the average of five Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest Reference Treasury Dealer Quotations, or (2) if the Independent Investment Banker obtains fewer than five such Reference Treasury Dealer Quotations, the average of all such quotations.

“Reference Treasury Dealer” means (1) J.P. Morgan Securities Inc. and Salomon Smith Barney Inc. and their respective successors, provided, however, that if either of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a “Primary Treasury Dealer”), RJR Tobacco Holdings will substitute for such initial purchaser another Primary Treasury Dealer and (2) any other Primary Treasury Dealer selected by the Independent Investment Banker after consultation with RJR Tobacco Holdings.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker at 5:00 p.m., New York City time, on the third business day preceding such redemption date.

Holders of notes to be redeemed will receive notice thereof by first-class mail at least 30 and not more than 60 days prior to the date fixed for redemption. If fewer than all of the notes are to be redeemed, the trustee will select, not more than 60 days prior to the redemption date, the particular notes or portions thereof for redemption from the outstanding not previously called by such method as the trustee deems fair and appropriate.

Same-Day Settlement and Payment

The notes will trade in the same-day funds settlement system of The Depository Trust Company, or DTC, until maturity or until RJR Tobacco Holdings issues the notes in definitive form. DTC will therefore require secondary market trading activity in the notes to settle in immediately available funds. RJR Tobacco Holdings can give no assurance as to the effect, if any, of settlement in immediately available funds on trading activity in the notes.

Further Issues

RJR Tobacco Holdings may from time to time, without notice to or the consent of the registered holders of the notes, create and issue further notes ranking equally and ratably with the notes in all respects (or in all respects except for the payment of interest accruing prior to the issue date of such further notes or except for the first payment of interest following the issue date of such further notes), so that such further notes shall be consolidated and form a single series with either series of the notes and shall have the same terms as to status, redemption or otherwise as the notes.

Book-Entry System; Delivery and Form

General

The notes of each series will be issued in the form of one or more fully registered global securities. For purposes of this prospectus supplement, “Global Security” refers to the global security or global securities representing the entire issue of the notes of the applicable series. The Global Security will be deposited with the trustee as custodian for DTC and registered in the name of Cede & Co., or Cede, as DTC’s nominee. Except in the limited circumstances described below, the notes will not be issued in definitive certificated form. The Global Security may be transferred, in whole and not in part, only to another nominee of DTC. RJR Tobacco Holdings understands as follows with respect to the rules and operating procedures of DTC, which affect transfers of interests in the Global Security.

DTC

DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of section 17A of the Securities Exchange Act of 1934. DTC was created to hold securities for its participants (“Participants”) and to facilitate the clearance and settlement of securities transactions, such as transfers and pledges, between Participants through electronic computerized book-entry changes in the accounts of its Participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations, such as the underwriters. DTC is owned by a number of Participants and by the New York Stock Exchange, Inc., The American Stock Exchange LLC and the National Association of Securities Dealers, Inc. Indirect access to the DTC system also is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly, or “Indirect Participants”. Persons who are not Participants may beneficially own notes held by DTC only through Participants or Indirect Participants. Beneficial ownership of notes may be reflected (i) for investors who are Participants, in the records of DTC, (ii) for investors holding through a Participant, in the records of such Participant, whose aggregate interests on behalf of all investors holding through such Participant will be reflected in turn in the records of DTC, or (iii) for investors holding through an Indirect Participant, in the records of such Indirect Participant, whose aggregate interests on behalf of all investors holding through such Indirect Participant will be reflected in turn in the records of a Participant. Accordingly, transfers of beneficial ownership in the Global Security can only be effected through DTC, a Participant or an Indirect Participant. Each of the underwriters is a Participant or an Indirect Participant.

Interests in the Global Security will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its Participants. The Global Security will trade in DTC’s Same-Day Funds Settlement System until maturity, and secondary market trading activity for the Global Security will therefore settle in immediately available funds. The laws of some states require that certain persons take physical delivery in definitive form of securities. Consequently, the ability to transfer beneficial interests in the Global Security to such persons may be limited.

So long as Cede, as the nominee of DTC, is the registered owner of the Global Security, Cede for all purposes will be considered the sole holder of the notes under the indenture. Except as provided below, owners of beneficial interests in the Global Security will not be entitled to have notes registered in their names, will not receive or be entitled to receive physical delivery of notes in definitive form and will not be considered the holders thereof under the indenture. Accordingly, any person owning a beneficial interest in the Global Security must rely on the procedures of DTC and, if such person is not a Participant in DTC, on the procedures of the Participant through which such person, directly or indirectly, owns its interest, to exercise any rights of a holder of notes.

Because DTC can only act on behalf of Participants, who in turn act on behalf of Indirect Participants and certain banks, the ability of an owner of a beneficial interest in the notes to pledge such notes to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such notes, may be affected by the lack of a physical certificate for such notes.

Payment of principal of and interest on the notes will be made to Cede, the nominee for DTC, as the registered owner of the Global Security. Neither RJR Tobacco Holdings nor the trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

Upon receipt of any payment of principal of or interest on the Global Security, RJR Tobacco Holdings understands that it is the practice of DTC to credit the Participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Security as shown on the records of DTC. Payments by Participants to owners of beneficial interests in the Global Security held through such Participants will be the responsibility of such Participants, as is now the case with securities held for the accounts of customers registered in “street name.”

If RJR Tobacco Holdings redeems less than all of the notes, it has been advised that it is DTC’s practice to determine by lot the amount of the interest of each Participant in the notes to be redeemed.

RJR Tobacco Holdings understands that under existing industry practices, if it requests holders of the notes to take action, or if an owner of a beneficial interest in a note desires to take any action which a holder is entitled to take under the indenture, then (i) DTC would authorize the Participants holding the relevant beneficial interests to take such action, and (ii) such Participants would authorize the beneficial owners owning through such Participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

Although DTC has agreed to the foregoing procedures in order to facilitate transfers of notes among its Participants, it is under no obligation to perform or continue to perform such procedures and such procedures may be discontinued at any time. Neither RJR Tobacco Holdings nor the trustee will have any responsibility for the performance by DTC or its Participants or Indirect Participants of their respective obligations under the rules and procedures governing their operations.

If any event of default by us specified in the indenture has occurred and is continuing and all principal and accrued interest in respect of the notes shall have become immediately due and payable or if DTC is at any time unwilling, unable or ineligible to continue as depositary for the Global Security and a successor depositary is not appointed by it within 90 days, RJR Tobacco Holdings will issue individual certificated notes in definitive form in exchange for the Global Security. In addition, RJR Tobacco Holdings may at any time determine not to have the notes represented by the Global Security, and, in such event, will issue individual certificated notes in definitive form in exchange for the Global Security. In any such instance, an owner of a beneficial interest in the Global Security will be entitled to physical delivery of individual certificated notes in definitive form equal in principal amount to such beneficial interest in the Global Security and to have all such certificated notes registered in its name. Individual certificated notes so issued in definitive form will be issued in denominations of $1,000 and integral multiples thereof and will be issued in registered form only, without coupons.

Concerning the Trustee

The Bank of New York will be the trustee under the indenture. The Bank of New York is a lender under the revolving credit facility and the transfer agent for the common stock of RJR Tobacco Holdings and served as exchange agent for acquisitions by RJR Tobacco Holdings of NGH and Santa Fe. From time to time, RJR Tobacco Holdings may enter into other banking relationships with the trustee or its affiliates. In addition, the trustee is an affiliate of BNY Capital Markets, Inc., one of the underwriters.

UNDERWRITING

Subject to the terms and conditions set forth in the Underwriting Agreement dated the date hereof, RJR Tobacco Holdings has agreed to sell to each of the underwriters named below, severally, and each of the underwriters has severally agreed to purchase, the principal amount of the notes set forth opposite its name below:

	Principal Amount	Principal Amount
Underwriter	of 2007 Notes	of 2012 Notes

J.P. Morgan Securities Inc.	$120,000,000	$180,000,000
Salomon Smith Barney Inc.	120,000,000	180,000,000
BNY Capital Markets, Inc.	12,000,000	18,000,000
Credit Lyonnais Securities (USA) Inc.	12,000,000	18,000,000
Lehman Brothers Inc.	12,000,000	18,000,000
Mizuho International plc	12,000,000	18,000,000
Scotia Capital (USA) Inc.	12,000,000	18,000,000

Total	$300,000,000	$450,000,000

Under the terms and conditions of the Underwriting Agreement, if the underwriters take any of the notes, then the underwriters are obligated to take and pay for all of the notes.

The notes are a new issue of securities with no established trading market and will not be listed on any national securities exchange. The underwriters have advised RJR Tobacco Holdings that they intend to make a market in the notes, but they have no obligation to do so and may discontinue market making at any time without providing notice. No assurance can be given as to the liquidity of any trading market for the notes.

The underwriters initially propose to offer part of the notes directly to the public at the offering prices described on the cover page of this prospectus supplement and part to certain dealers at a price that represents a concession not in excess of .35% of the principal amount of the 2007 notes and .40% of the principal amount of the 2012 notes. Any underwriter may allow, and any such dealer may reallow, a concession not in excess of .25% of the principal amount of the 2007 notes or the 2012 notes to certain other dealers. After the initial offering of the notes, the underwriters may from time to time vary the offering price and other selling terms.

RJR Tobacco Holdings, RJR Tobacco Company and RJR Acquisition Corp. have also agreed, jointly and severally, to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments which the underwriters may be required to make in respect of any such liabilities.

In connection with the offering of the notes, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the notes. Specifically, the underwriters may overallot in connection with the offering of the notes, creating a syndicate short position. In addition, the underwriters may bid for, and purchase, notes in the open market to cover syndicate short positions or to stabilize the price of the notes. Finally, the underwriting syndicate may reclaim selling concessions allowed for distributing the notes in the offering of the notes, if the syndicate repurchases previously distributed notes in syndicate covering transactions, stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the notes above independent market levels. The underwriters are not required to engage in any of these activities and may end any of them at any time.

Expenses associated with this offering, to be paid by RJR Tobacco Holdings, are estimated to be $500,000.

J.P. Morgan Securities Inc. (“JPMorgan”) will make the notes available for distribution on the Internet through a proprietary web site and/or a third-party system operated by Market Axess Inc., an Internet-based communications technology provider. Market Axess Inc. is providing the system as a conduit for communications between JPMorgan and its customers and is not a party to any transactions. Market Axess Inc., a registered broker-dealer, will receive compensation from JPMorgan based on transactions JPMorgan conducts through the system. JPMorgan will make the notes available to its customers through the Internet distributions, whether made through a proprietary or third-party system, on the same terms as distributions made through other channels.

To the extent any underwriter that is not a U.S.-registered broker-dealer intends to effect sales of notes in the United States, it will do so through one or more U.S.-registered broker-dealers in accordance with the applicable U.S. securities laws and regulations.

In the ordinary course of their respective businesses, the underwriters or their affiliates have engaged, or may in the future engage, in commercial banking or investment banking transactions with RJR Tobacco Holdings and its affiliates.

LEGAL MATTERS

Certain legal matters with respect to the offering of the notes will be passed on for us by McDara P. Folan, III, Esq., who is RJR Tobacco Holdings’ Deputy General Counsel and Secretary, and by Kilpatrick Stockton LLP, Winston-Salem, North Carolina, and for the underwriters by Davis Polk & Wardwell, New York, New York. As of March 2002, Mr. Folan owned 4,679 restricted shares of the common stock of RJR Tobacco Holdings, as well as tandem awards consisting of up to 12,000 restricted shares and options to purchase up to 48,000 shares at $27.50 per share. Davis Polk & Wardwell has represented RJR Tobacco Holdings, RJR Tobacco Company and RJR Acquisition Corp. in connection with various matters.

EXPERTS

The consolidated financial statements of RJR Tobacco Holdings and subsidiaries as of and for each of the years ended December 31, 2001 and 2000 have been incorporated by reference in the accompanying prospectus in reliance upon the report of KPMG LLP, independent auditors, also incorporated by reference in the accompanying prospectus, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of RJR Tobacco Holdings and subsidiaries for the year ended December 31, 1999 have been incorporated by reference in reliance upon the report of Deloitte & Touche LLP, independent auditors, also incorporated by reference in the accompanying prospectus, and upon the authority of said firm as experts in accounting and auditing.

Prospectus

R.J. Reynolds Tobacco Holdings, Inc.

$1,876,250,000

Debt Securities

Guaranteed By

R. J. Reynolds Tobacco Company

and
RJR Acquisition Corp.

We may offer debt securities from time to time. Specific terms of these securities will be provided in supplements to this prospectus. You should read this prospectus and any supplement carefully before you invest.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 19, 2001.

In this prospectus we use the term “RJR Tobacco Holdings” to refer to R.J. Reynolds Tobacco Holdings, Inc. and “RJR Tobacco Company” to refer to R. J. Reynolds Tobacco Company. The terms “we,” “us,” and “our” refer to RJR Tobacco Holdings.

You should rely only on the information contained in or incorporated by reference in this prospectus. Neither RJR Tobacco Holdings, RJR Tobacco Company nor RJR Acquisition Corp. has authorized anyone to provide you with different information. Neither RJR Tobacco Holdings, RJR Tobacco Company nor RJR Acquisition Corp. is making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in or incorporated by reference in this prospectus is accurate as of any date other than the date on the front of this prospectus.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the SEC utilizing a “shelf” registration process. Under this shelf process, we may sell the securities described in this prospectus in one or more offerings up to a total dollar amount of $1,876,250,000. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading Where You Can Find More Information.

i

THE COMPANIES

RJR Tobacco Holdings, formerly known as RJR Nabisco, Inc., was incorporated as a holding company in 1970, and is listed on the NYSE as RJR. RJR Tobacco Holdings’ subsidiaries include its wholly owned operating subsidiary, RJR Tobacco Company, and RJR Acquisition Corp. RJR Tobacco Company operates in one industry segment and is the second largest cigarette manufacturer in the United States. RJR Tobacco Company’s largest selling cigarette brands, CAMEL, WINSTON, SALEM and DORAL, were four of the top 10, best-selling brands of cigarettes in the United States in 2000. Those brands, and its other brands, including VANTAGE, MORE, NOW, MONARCH, and BEST VALUE, are manufactured in a variety of styles and marketed in the United States and meet a range of smoker preferences.

On December 11, 2000, through a merger, RJR Tobacco Holdings acquired its former parent, Nabisco Group Holdings Corp., a non-operating public shell company with no material assets or liabilities, at the time of the acquisition, other than $11.8 billion in cash. RJR Acquisition Corp., a wholly owned subsidiary of RJR Tobacco Holdings, paid $30 for each outstanding share of Nabisco Group Holdings Corp., or $9.8 billion in the aggregate, and was merged into Nabisco Group Holdings Corp., with Nabisco Group Holdings Corp. being the surviving corporation. After the merger, Nabisco Group Holdings Corp. changed its name to RJR Acquisition Corp. Net proceeds to RJR Tobacco Holdings were $1.5 billion, after transaction costs and payments to Nabisco Group Holdings Corp. stockholders.

WHERE YOU CAN FIND MORE INFORMATION

RJR Tobacco Holdings files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document that we file at the Public Reference Room of the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also inspect our filings at the regional offices of the SEC located at Citicorp, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 233 Broadway, New York, New York 10279 or over the Internet at the SEC’s WEB site at http://www.sec.gov.

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. Any statement, including financial statements, contained in our Annual Report on Form 10-K for the year ended December 31, 2000 shall be deemed to be modified or superseded to the extent that a statement, including financial statements, contained in this prospectus or in any other later incorporated document modifies or supersedes that statement. We incorporate by reference the document listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, including filings made after the date of the initial registration statement and prior to effectiveness of the registration statement, until we sell all of the securities:

Annual Report on Form 10-K for the year ended December 31, 2000.

You may request a copy of these filings at no cost, by writing or telephoning the office of

Corporate Secretary
R.J. Reynolds Tobacco Holdings, Inc.
401 North Main Street
Winston-Salem, North Carolina 27102
Telephone: 336-741-5162

We have not included or incorporated by reference in this prospectus separate financial statements of RJR Tobacco Company or RJR Acquisition Corp. because we do not believe that those financial statements would be material to buyers of debt securities. Additionally, RJR Acquisition Corp., which has no operations or material assets or liabilities other than cash, does not constitute a business. However, we have included condensed consolidating financial statements for RJR Tobacco Company at December 31, 2000 and 1999 and for the years ended December 31, 2000, 1999 and 1998, and for RJR Acquisition Corp. at December 31, 2000 and for the period from December 11, 2000 through December 31, 2000, in note 22 to RJR Tobacco Holdings’ consolidated financial statements in the Annual Report on Form 10-K for the year ended December 31, 2000.

SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

Statements included in this prospectus and in the documents incorporated by reference which are not historical in nature are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements regarding RJR Tobacco Holdings’ future performance and financial results are subject to certain risks and uncertainties that could cause actual results to differ materially from those set forth in the forward-looking statements. These risks include the substantial and increasing regulation and taxation of the cigarette industry; various legal actions, proceedings and claims arising out of the tobacco business and claimed health effects of cigarettes that are pending or may be instituted against RJR Tobacco Holdings or its subsidiaries; the substantial payment obligations and limitations on the advertising and marketing of cigarettes, under various litigation settlement agreements; the continuing decline in volume in the domestic cigarette industry; competition from other cigarette manufacturers; the success of new product innovations and acquisitions; the effect of market conditions on the performance of pension assets and the return on corporate cash; and the ratings of RJR Tobacco Holdings’ securities. Due to these uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date of this prospectus.

CONSOLIDATED RATIO OF EARNINGS TO FIXED

CHARGES/DEFICIENCY IN THE COVERAGE OF FIXED
CHARGES BY EARNINGS BEFORE FIXED CHARGES

The following table sets forth RJR Tobacco Holdings’ consolidated ratio of earnings to fixed charges. The data for the year ended December 31, 2000 are derived from the audited consolidated financial statements of RJR Tobacco Holdings.

	Years ended December 31,

	2000	1999	1998	1997	1996

Ratio of earnings to fixed charges	5.1	2.8	—	1.5	2.2
Deficiency in the coverage of fixed charges by earnings before fixed charges (in millions)	—	—	$(679)	—	—

For purposes of these computations, earnings consist of income before income taxes and fixed charges. Fixed charges consist of interest on indebtedness, amortization of debt issuance costs and that portion of operating rental expense representative of the interest factor.

USE OF PROCEEDS

Unless otherwise indicated in a prospectus supplement, the net proceeds from the sale of the securities will be used for general corporate purposes, primarily to fund our operations, to acquire capital equipment and to refinance debt.

DESCRIPTION OF THE DEBT SECURITIES

This prospectus describes certain general terms and provisions of the debt securities. When we offer to sell a particular series of debt securities, we will describe the specific terms for the debt securities in a supplement to this prospectus. The prospectus supplement will also indicate whether the general terms and provisions described in this prospectus apply to a particular series of debt securities.

The debt securities will be issued under an indenture among RJR Tobacco Holdings, RJR Tobacco Company, RJR Acquisition Corp. and The Bank of New York, as Trustee.

The following summary highlights selected provisions of the indenture (which includes the guarantees) and the debt securities and may not contain all the information that is important to you. To understand the indenture and the debt securities fully and for a complete description of their terms, you should read carefully all of their provisions. We have filed a copy of the indenture as an exhibit to the registration statement to which this prospectus relates. See “Where You Can Find More Information.” In addition, this summary is qualified in its entirety by reference to the Trust Indenture Act of 1939. You can find definitions of certain capitalized terms used in the following summary under the subheading “—Certain Definitions.” Certain terms contained in this summary but not capitalized in this summary or defined under the subheading “—Certain Definitions” are defined in the indenture or the Trust Indenture Act.

Brief description of the debt securities

All of the debt securities:

• will be general obligations of RJR Tobacco Holdings;

• will be guaranteed by RJR Tobacco Company, RJR Acquisition Corp. and any other subsidiary of RJR Tobacco Holdings that issues a guarantee of the obligations of RJR Tobacco Holdings under its bank credit agreement;

• will rank equally with each other and all other existing and future unsecured and unsubordinated debt of RJR Tobacco Holdings and the guarantors; and

• will accrue interest, payable semi-annually, from the date they are issued.

The indenture also contains the following covenants:

• liens,

• sale and lease-back transactions and

• consolidations, mergers and transfers of all or substantially all assets.

The indenture will not limit the amount of debt securities which we may issue. We may issue debt securities up to an aggregate principal amount as we may authorize from time to time. The prospectus supplement will describe the terms of any debt securities being offered, including, without limitation:

• aggregate principal amount and purchase price;

• date of maturity;

• the interest rate or rates or the method by which the interest rate or rates will be determined; and

• the interest payment dates, if any.

Paying agent and registrar for the debt securities

The trustee under the indenture will initially act as the paying agent and registrar for all of the debt securities. RJR Tobacco Holdings may change the paying agent or registrar under the indenture without prior notice to the holders of the relevant series of debt securities.

Ranking

The debt securities will be unsecured and unsubordinated obligations of RJR Tobacco Holdings and will rank equally with all other existing and future unsecured and unsubordinated obligations of RJR Tobacco Holdings (except those obligations preferred by operation of law). The guarantees of RJR Tobacco Company and RJR Acquisition Corp. and any other guarantees, when and if issued, will be unsecured and unsubordinated obligations of the relevant guarantor and rank equally with all other existing and future unsecured and unsubordinated obligations of such guarantor (except those obligations preferred by operation of law). The debt securities will effectively rank junior to any secured debt of RJR Tobacco Holdings, and the guarantees will effectively rank junior to any secured debt of the guarantors, in each case to the extent of the assets securing such debt.

Certain covenants of RJR Tobacco Holdings

The following restrictions will apply to each series of debt securities.

Restrictions on Liens

The indenture provides that RJR Tobacco Holdings will not, and will not permit any Restricted Subsidiary to, mortgage or pledge as security for any indebtedness any shares of stock, indebtedness or other obligations of a Subsidiary or any Principal Property of RJR Tobacco Holdings or a Restricted Subsidiary, whether such shares of stock, indebtedness or other obligations of a Subsidiary or Principal Property is owned at the date of the indenture or thereafter acquired, unless RJR Tobacco Holdings secures or causes such Restricted Subsidiary to secure the outstanding debt securities equally and ratably with all indebtedness secured by such mortgage or pledge, so long as such indebtedness shall be so secured. This covenant does not apply in the case of:

(a) the creation of any mortgage, pledge or other lien or any shares of stock, indebtedness or other obligations of a Subsidiary or any Principal Property acquired after the date of the indenture (including acquisitions by way of merger or consolidation) by RJR Tobacco Holdings or a Restricted Subsidiary contemporaneously with such acquisition, or within 120 days thereafter, to secure or provide for the payment or financing of any part of the purchase price thereof, or the assumption of any mortgage, pledge or other lien upon any shares of stock, indebtedness or other obligations of a Subsidiary or any Principal Property acquired after the date of the indenture existing at the time of such acquisition, or the acquisition of any shares of stock, indebtedness or other obligations of a Subsidiary or any Principal Property subject to any mortgage, pledge or other lien without the assumption thereof, provided that every such mortgage, pledge or lien referred to in this clause (a) shall attach only to the shares of stock, indebtedness or other obligations of a Subsidiary or any Principal Property so acquired and fixed improvements thereon;

(b) any mortgage, pledge or other lien on any shares of stock, indebtedness or other obligations of a Subsidiary or any Principal Property existing at the date of the indenture;

(c) any mortgage, pledge or other lien on any shares of stock, indebtedness or other obligations of a Subsidiary or any Principal Property in favor of RJR Tobacco Holdings or any Restricted Subsidiary;

(d) any mortgage, pledge or other lien on Principal Property being constructed or improved securing loans to finance such construction or improvements;

(e) any mortgage, pledge or other lien on shares of stock, indebtedness or other obligations of a Subsidiary or any Principal Property incurred in connection with the issuance of tax exempt governmental obligations; and

(f) any renewal of or substitution for any mortgage, pledge or other lien permitted by any of the preceding clauses (a) through (e), provided, in the case of a mortgage, pledge or other lien permitted under clause (a), (b) or (d), the debt secured is not increased nor the lien extended to any additional assets.

Notwithstanding the foregoing, RJR Tobacco Holdings or any Restricted Subsidiary may create or assume liens in addition to those permitted by clauses (a) through (f), and renew, extend or replace such liens, provided that at the time of such creation, assumption, renewal, extension or replacement, and after giving effect thereto, Exempted Debt (as hereinafter defined) does not exceed 10% of Consolidated Net Worth.

Restrictions on Sale and Lease-Back Transactions

The indenture provides that RJR Tobacco Holdings will not, and will not permit any Restricted Subsidiary to, sell or transfer, directly or indirectly, except to RJR Tobacco Holdings or a Restricted Subsidiary, any Principal Property as an entirety, or any substantial portion thereof, with the intention of taking back a lease of such property, except a lease for a period of three years or less at the end of which it is intended that the use of such property by the lessee will be discontinued; provided that RJR Tobacco Holdings or any Restricted Subsidiary may sell any such Principal Property and lease it back for a longer period if

(a) RJR Tobacco Holdings or such Restricted Subsidiary would be entitled, pursuant to the provisions of the indenture described above under “—Restrictions on Liens,” to create a mortgage on the property to be leased securing Funded Debt in an amount equal to the Attributable Debt (as hereinafter defined) with respect to such sale and lease-back transaction without equally and ratably securing the outstanding debt securities or

(b) (1) RJR Tobacco Holdings promptly informs the Trustee of such transaction,

(2) the net proceeds of such transaction are at least equal to the fair value (as determined by resolution of the Board of Directors of RJR Tobacco Holdings) of such property and

(3) RJR Tobacco Holdings causes an amount equal to the net proceeds of the sale to be applied to the retirement, within 120 days after receipt of such proceeds, of Funded Debt incurred or assumed by RJR Tobacco Holdings or a Restricted Subsidiary (including the debt securities); provided further that, in lieu of applying all of or any part of such net proceeds to such retirement, RJR Tobacco Holdings may, within 75 days after such sale, deliver or cause to be delivered to the applicable trustee for cancellation either debentures or notes evidencing Funded Debt of RJR Tobacco Holdings (which may include the outstanding debt securities) or of a Restricted Subsidiary previously authenticated and delivered by the applicable trustee, and not theretofore tendered for sinking fund purposes or called for a sinking fund or otherwise applied as a credit against an obligation to redeem or retire such notes or debentures. If RJR Tobacco Holdings so delivers debentures or notes to the applicable trustee with an Officers’ Certificate, the amount of cash which RJR Tobacco Holdings will be required to apply to the retirement of Funded Debt will be reduced by an amount equal to the aggregate of the then applicable optional redemption prices (not including any optional sinking fund redemption prices) of such debentures or notes, or if there are no such redemption prices, the principal amount of such debentures or notes, provided, that in the case of debentures or notes which provide for an amount less than the principal amount thereof to be due and payable upon a declaration of the maturity thereof, such amount of cash shall be reduced by the amount of principal of such debentures or notes that would be due and payable as of the date of such application upon a declaration of acceleration of the maturity thereof pursuant to the terms of the indenture pursuant to which such debentures or notes were issued.

Notwithstanding the foregoing, RJR Tobacco Holdings or any Restricted Subsidiary may enter into sale and lease-back transactions in addition to those permitted in this paragraph and without any obligation to retire any outstanding debt securities or other Funded Debt, provided that at the time of entering into such sale and lease-back transactions and after giving effect thereto, Exempted Debt does not exceed 10% of Consolidated Net Worth.

The indenture does not contain provisions which would afford the holders of debt securities protection in the event of a decline in our credit quality resulting from a change of control transaction, a highly leveraged transaction or other similar transactions involving RJR Tobacco Holdings, RJR Tobacco Company or RJR Acquisition Corp.

Guarantees

RJR Tobacco Company and RJR Acquisition Corp. will guarantee all of the obligations of RJR Tobacco Holdings under the debt securities, and RJR Tobacco Holdings will cause each other Subsidiary that is or becomes a guarantor under the Bank Credit Agreement to execute and deliver to the Trustee a guarantee pursuant to which such Subsidiary will unconditionally guarantee, on a joint and several basis, the full and prompt payment of the principal of, premium, if any, and interest on the debt securities on an unsecured and unsubordinated basis.

The indenture provides that the obligations of each guarantor will be limited to the maximum amount that, after giving effect to all other contingent and fixed liabilities of such guarantor (including, without limitation, any guarantees under the Bank Credit Agreement) and after giving effect to any collections from or payments made by or on behalf of any other guarantor in respect of the obligations of such other guarantor under its guarantee or pursuant to its contribution obligations under the indenture, would cause the obligations of such guarantor under its guarantee not to constitute a fraudulent conveyance or fraudulent transfer under federal or state law.

Each guarantor may consolidate with or merge into or sell its assets to us or another guarantor without limitation. Each guarantor may consolidate with or merge into or sell all or substantially all its assets to a Person other than RJR Tobacco Holdings or another guarantor (whether or not affiliated with the guarantor), except that if the Person surviving any such merger or consolidation, or the Person to whom such sale is made, is a Subsidiary of RJR Tobacco Holdings, such Subsidiary shall not be a Foreign Subsidiary. Upon the sale or disposition of a guarantor (by merger, consolidation, the sale of its Capital Stock or the sale of all or substantially all of its assets) to a Person (whether or not an Affiliate of the guarantor) which is not a Subsidiary of ours, which sale or disposition is otherwise in compliance with the indenture, such guarantor will be deemed released from all its obligations under the indenture and its guarantee and such guarantee will terminate.

Under the indenture, if a guarantor ceases to be a guarantor under the Bank Credit Agreement for any reason, such guarantor will be deemed released from all its obligations under the indenture and its guarantee of the debt securities and such guarantee will terminate.

Certain Definitions

“Affiliate” means, as applied to any Person, any other Person directly or indirectly controlling, controlled by, or under direct or indirect common control with, such Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as applied to any Person, is defined to mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

“Attributable Debt” means, when used in connection with a sale and lease-back transaction, at any date as of which the amount thereof is to be determined, the product of

(a) the net proceeds from such sale and lease-back transaction multiplied by

(b) a fraction, the numerator of which is the number of full years of the term of the lease relating to the property involved in such sale and lease-back transaction (without regard to any options to renew or extend such term) remaining at the date of the making of such computation and the denominator of which is the number of full years of the term of such lease measured from the first day of such term.

“Bank Credit Agreement” means the Amended and Restated Credit Agreement, dated as of November 17, 2000, among RJR Tobacco Holdings, The Chase Manhattan Bank, as Administrative Agent, and the lending institutions named on the signature pages thereof, as such agreement may be amended, modified, renewed, refunded, restated, refinanced or replaced from time to time.

“Capital Stock” of any Person means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such Person, including any preferred stock, partnership interests and limited liability company membership interests, but excluding any debt securities convertible into such equity.

“Consolidated Net Worth” means, at any date of determination, the consolidated stockholders’ equity of RJR Tobacco Holdings, as set forth on the then most recently available consolidated balance sheet of RJR Tobacco Holdings and its consolidated Subsidiaries.

“Exempted Debt” means the sum, without duplication, of the following items outstanding as of the date Exempted Debt is being determined:

(a) indebtedness of RJR Tobacco Holdings and the Restricted Subsidiaries incurred after the date of the indenture and secured by liens created, assumed or otherwise incurred or permitted to exist pursuant to the indenture described above under “Certain Covenants of RJR Tobacco Holdings—Restrictions on Liens” and

(b) Attributable Debt of RJR Tobacco Holdings and the Restricted Subsidiaries in respect of all sale and lease-back transactions with regard to any Principal Property entered into pursuant to the indenture described above under “Certain Covenants of RJR Tobacco Holdings—Restrictions on Sale and Lease-Back Transactions.”

“Foreign Subsidiary” means any Subsidiary that is organized under the laws of a jurisdiction other than the United States of America or any state thereof or the District of Columbia.

“Funded Debt” means all indebtedness for money borrowed, including purchase money indebtedness, having a maturity of more than one year from the date of its creation or having a maturity of less than one year but by its terms being renewable or extendible, at the option of the obligor in respect thereof, beyond one year from its creation.

“Guarantee” means any obligation, contingent or otherwise, of any person directly or indirectly guaranteeing any indebtedness of any other Person and any obligation, direct or indirect, contingent or otherwise, of such Person

(a) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such other Person (whether arising by virtue of partnership arrangements, or by agreement to keep-well, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise) or

(b) entered into for purposes of assuring in any other manner the obligee of such indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); provided, however, that the term “guarantee” will not include endorsements for collection or deposit in the ordinary course of business. The term “guarantee” used as a verb has a corresponding meaning.

“guarantor” means RJR Tobacco Company, RJR Acquisition Corp. and each other Subsidiary of RJR Tobacco Holdings that is also or becomes a guarantor under the Bank Credit Agreement, after such time as such Person shall have executed and delivered a guarantee.

“Person” means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

“Principal Property” means land, land improvements, buildings and associated factory and laboratory equipment owned or leased pursuant to a capital lease and used by RJR Tobacco Holdings or a Restricted Subsidiary primarily for processing, producing, packaging or storing its products, raw materials, inventories, or other materials and supplies and located within the United States of America and having an acquisition cost plus capitalized improvements in excess of 2% of Consolidated Net Worth, as of the date of such determination, but not including any such property financed through the issuance of tax exempt governmental obligations, or any such property that has been determined by resolution of the Board of Directors of RJR Tobacco Holdings not to be of material importance to the respective businesses conducted by RJR Tobacco Holdings or such Restricted Subsidiary effective as of the date such resolution is adopted.

“Restricted Subsidiary” means any Subsidiary organized and existing under the laws of the United States of America and the principal business of which is carried on within the United States of America, which owns or is a lessee pursuant to a capital lease of any Principal Property, and in which the investment of RJR Tobacco Holdings and all its Subsidiaries exceeds 5% of Consolidated Net Worth as of the date of such determination other than

(a) each Subsidiary the major part of whose business consists of finance, banking, credit, leasing, insurance, financial services or other similar operations, or any combination thereof; and

(b) each Subsidiary formed or acquired after the date of the indenture for the purpose of acquiring the business or assets of another person and which does not acquire all or any substantial part of the business or assets of RJR Tobacco Holdings or any Restricted Subsidiary. However, the Board of Directors of RJR Tobacco Holdings may declare any such Subsidiary to be a Restricted Subsidiary. The principal Restricted Subsidiary as of the date of this prospectus is RJR Tobacco Company.

“Subsidiary” means any corporation of which at least a majority of all outstanding stock having by the terms thereof ordinary voting power in the election of directors of such corporation (irrespective of whether or not at the time stock of any class or classes of such corporation has or might have voting power by reason of the happening of any contingency) is at the time, directly or indirectly, owned by RJR Tobacco Holdings, or by one or more Subsidiaries of RJR Tobacco Holdings or by RJR Tobacco Holdings and one or more Subsidiaries.

Restrictions on mergers and sales of assets

Nothing contained in the indenture or in the debt securities will prevent any consolidation or merger of RJR Tobacco Holdings into any other corporation or corporations (whether or not affiliated with RJR Tobacco Holdings), or successive consolidations or mergers to which RJR Tobacco Holdings or its successor will be a party, or will prevent any sale, lease or conveyance of the property of RJR Tobacco Holdings, as an entirety or substantially as an entirety; provided that upon any such consolidation, merger, sale, lease or conveyance to which RJR Tobacco Holdings is a party and in which RJR Tobacco Holdings is not the surviving corporation, the due and punctual performance and observance of all of the covenants and conditions of the indenture and the guarantees to be performed or observed by RJR Tobacco Holdings and the due and punctual payment of the principal of and interest on all of the debt securities and the guarantees, according to their tenor, shall be expressly assumed by supplemental indenture satisfactory in form to the Trustee, executed and delivered to the Trustee, by the corporation formed by such consolidation, or into which RJR Tobacco Holdings shall have been merged, or which shall have acquired such property.

Events of default

An event of default with respect to any series of debt securities is defined under the indenture in relevant part as being:

(a) default in payment of any principal of the debt securities of such series when the same shall become due and payable, either at maturity, upon any redemption, by declaration or otherwise;

(b) default for 30 days in payment of any interest on any debt securities of such series;

(c) default in the payment of any sinking fund installment on the debt securities of such series when the same shall become due and payable;

(d) default for 90 days after written notice in the observance or performance of any other covenant or agreement in respect of the debt securities of such series;

(e) certain events of bankruptcy, insolvency or reorganization;

(f) any guarantee ceases to be in full force and effect (except as contemplated by the terms of the indenture) or any guarantor denies or disaffirms in writing its obligations under the indenture or its guarantee; and

(g) any other event of default provided in a supplemental indenture or board resolution relating to such securities.

The indenture provides that

(a) if an event of default due to the default in payment of principal of, premium, if any, or any interest on, any series of debt securities or due to the default in the performance or breach of any other covenant or warranty of RJR Tobacco Holdings applicable to the debt securities of such series but not applicable to all outstanding debt securities shall have occurred and be continuing, either the Trustee or the holders of not less than 25% in principal amount of the debt securities of each affected series then outstanding (voting as a single class) by notice in writing may then declare the principal of all debt securities of all such affected series and interest accrued thereon to be due and payable immediately; and

(b) if an event of default due to a default in the performance of any other of the covenants or agreements in the indenture applicable to all outstanding debt securities or due to certain events of bankruptcy, insolvency and reorganization of RJR Tobacco Holdings or any other event of default provided in a supplemental indenture or board resolution relating to the debt securities shall have occurred and be continuing, either the Trustee or the holders of not less than 25% in principal amount of all debt securities then outstanding (treated as one class) by notice in writing may declare the principal of all debt securities and interest accrued thereon to be due and payable immediately, but upon certain conditions such declarations may be annulled and past defaults may be waived (except a continuing default in payment of principal of, premium, if any, or any interest on such debt securities) by the holders of a majority in principal amount of the debt securities of all affected series then outstanding.

The indenture contains a provision entitling the Trustee, subject to the duty of the trustee during a default to act with the required standard of care, to be indemnified by the holders of debt securities before proceeding to exercise any right or power under the indenture at the request of such holders. Subject to such provisions in the indenture for the indemnification of the Trustee and certain other limitations, the holders of a majority in aggregate principal amount of the debt securities of each affected series then outstanding (with each such series voting as a separate class) may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee.

The indenture provides that no holder of debt securities may institute any action against RJR Tobacco Holdings under the indenture (except actions for payment of overdue principal or interest) unless such holder previously shall have given to the Trustee written notice of default and continuance thereof and unless the holders of not less than 25% in aggregate principal amount of the debt securities of each affected series then outstanding (treated as a single class) shall have requested the Trustee to institute such action and shall have offered the Trustee reasonable indemnity, the Trustee shall not have instituted such action within 60 days of such request and the Trustee shall not have received direction inconsistent with such written request by the holders of a majority in principal amount of the debt securities of each affected series (treated as one class).

The indenture contains a covenant that RJR Tobacco Holdings will file annually, not more than four months after the end of its fiscal year, with the Trustee a certificate that no default existed or a certificate specifying any default that existed.

Modification of the indenture

The indenture provides that RJR Tobacco Holdings, the guarantors and the Trustee may enter into supplemental indentures without the consent of the holders of debt securities to:

• secure any debt securities;

• evidence the assumption by a successor corporation of the obligations of RJR Tobacco Holdings and the guarantors;

• add covenants for the protection of the holders of one or more series of debt securities or to add events of default;

• cure any ambiguity or correct any inconsistency in the indenture or to make other changes not materially adverse to the interest of holders of the debt securities;

• establish the forms or terms of debt securities of any series;

• provide for uncertificated debt securities;

• evidence the acceptance of appointment by a successor trustee;

• add an additional guarantor; or

• comply with the Trust Indenture Act.

The indenture also contains provisions permitting RJR Tobacco Holdings, the guarantors (each when authorized by a board resolution) and the Trustee, with the consent of the holders of not less than a majority in aggregate principal amount of debt securities of all series then outstanding and affected (voting as one class), to add any provisions to, or change in any manner or eliminate any of the provisions of, the indenture or modify in any manner the rights of the holders of the debt securities of each series so affected; provided that RJR Tobacco Holdings and the Trustee may not, without the consent of the holder of each outstanding debt security affected thereby,

(a) extend the final maturity of any debt security, or reduce the principal amount thereof, or reduce the rate or extend the time of payment of interest thereon, or reduce any amount payable on the redemption thereof or change the currency in which the principal thereof (including any amount in respect of original issue discount), or any interest thereon is payable, or reduce the amount of the principal of any original issue discount security payable upon acceleration or provable in bankruptcy, or alter certain provisions of the indenture relating to the debt securities issued thereunder not denominated in U.S. dollars or impair the right to institute suit for the enforcement of any payment on any note when due or any right of repayment at the option of the holder of a note or

(b) reduce the aforesaid percentage in principal amount of debt securities of any series, the consent of the holders of which is required for any such modification.

Transfer and exchange

A holder may transfer or exchange debt securities in accordance with the indenture. Upon any transfer or exchange, the registrar and the Trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents and RJR Tobacco Holdings may require a holder to pay any taxes required by law or permitted by the indenture, including any transfer tax or other similar governmental charge payable in connection therewith. RJR Tobacco Holdings is not required to transfer or exchange any note selected for redemption or to transfer or exchange any note for a period of 15 days prior to a selection of debt securities to be redeemed. The debt securities will be issued in registered form and the registered holder of a note will be treated as the owner of such note for all purposes.

Defeasance

The indenture provides with respect to each series of debt securities that, except to the extent the terms of such series of debt securities provide otherwise, RJR Tobacco Holdings and the guarantors, as applicable, may elect

(a) to be released from any and all obligations (except for the obligations to register the transfer or exchange of the debt securities of such series and RJR Tobacco Holdings’ rights of optional redemption, to replace mutilated, destroyed, lost or stolen debt securities of such series, rights of holders of debt securities to receive payments of principal thereof and interest thereon, upon the original stated due dates therefor (but not upon acceleration), to maintain an office or agency in respect of the debt securities of such series and to hold moneys for payment in trust) with respect to debt securities of any series for which the exact amount of principal and interest due can be determined at the time of the deposit with the Trustee as described below and all the debt securities of such series are by their terms to become due and payable within one year or are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption (“one-year defeasance”),

(b) to defease and be discharged from any and all obligations with respect to the debt securities of such series on the 91st day after the deposit with the Trustee as described below (except for the obligations set forth as exceptions in the preceding clause (a)) (“legal defeasance”) or

(c) to be released from its obligations with respect to the debt securities of such series (except for the obligations set forth as exceptions in the preceding clause (a) and the obligations to compensate and indemnify the Trustee, to appoint a successor Trustee, to repay certain moneys held by the Paying Agent and to return certain unclaimed moneys held by the Trustee and to comply with the Trust Indenture Act) (“covenant defeasance”), upon the deposit with the Trustee, in trust for such purpose, of cash or, in the case of debt securities payable in U.S. dollars, U.S. Government Obligations (as defined in the indenture) which through the payment of principal and interest in accordance with their terms will insure the availability of monies sufficient, or a combination thereof, sufficient in the opinion of a nationally recognized firm of independent accountants, to pay the principal of, premium, if any, and any interest on the debt securities of such series, and any mandatory sinking fund thereon, on the due date thereof. Such a trust may (except with respect to one-year defeasance or to the extent the terms of the debt securities of such series otherwise provide) only be established, if among other things, RJR Tobacco Holdings has delivered to the Trustee an opinion of counsel that the holders of the debt securities of such series will not recognize income, gain or loss for federal income tax purposes as a result of such legal defeasance or covenant defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same time as would have been the case if such legal defeasance or covenant defeasance had not occurred. Such opinion, in the case of legal defeasance under clause (b) above, must (except to the extent the terms of the debt securities of the relevant series otherwise provide) refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable federal income tax law occurring after the date of the indenture. If RJR Tobacco Holdings exercises its legal defeasance or covenant defeasance option, the guarantees in effect at such time will terminate.

Concerning our relationship with the trustee

We have a credit facility and, together with our subsidiaries, maintain ordinary banking relationships with The Bank of New York. The Bank of New York is also the transfer agent for our common stock and served as exchange agent for the acquisition by RJR Tobacco Holdings of Nabisco Group Holdings Corp.

FORMS OF SECURITIES

Each debt security will be represented either by a certificate issued in definitive form to a particular investor or by one or more global securities representing the entire issuance of securities. Certificated securities in definitive form and global securities will be issued in registered form. Definitive securities name you or your nominee as the owner of the security, and in order to transfer or exchange these securities or to receive payments other than interest or other interim payments, you or your nominee must physically deliver the securities to the trustee, registrar, paying agent or other agent, as applicable. Global securities name a depositary or its nominee as the owner of the debt securities represented by these global securities. The depositary maintains a computerized system that will reflect each investor’s beneficial ownership of the securities through an account maintained by the investor with its broker/dealer, bank, trust company or other representative, as we explain more fully below.

Global securities

Registered Global Securities. We may issue the registered debt securities in the form of one or more fully registered global securities that will be deposited with a depositary or its nominee identified in the applicable prospectus supplement and registered in the name of that depositary or nominee. In those cases, one or more registered global securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal or face amount of the securities to be represented by registered global securities. Unless and until it is exchanged in whole for securities in definitive registered form, a registered global security may not be transferred except as a whole by and among the depositary for the registered global security, the nominees of the depositary or any successors of the depositary or those nominees.

If not described below, any specific terms of the depositary arrangement with respect to any securities to be represented by a registered global security will be described in the prospectus supplement relating to those securities. We anticipate that the following provisions will apply to all depositary arrangements.

Ownership of beneficial interests in a registered global security will be limited to persons, called participants, that have accounts with the depositary or persons that may hold interests through participants. Upon the issuance of a registered global security, the depositary will credit, on its book-entry registration and transfer system, the participants’ accounts with the respective principal or face amounts of the securities beneficially owned by the participants. Any dealers, underwriters or agents participating in the distribution of the securities will designate the accounts to be credited. Ownership of beneficial interests in a registered global security will be shown on, and the transfer of ownership interests will be effected only through, records maintained by the depositary, with respect to interests of participants, and on the records of participants, with respect to interests of persons holding through participants. The laws of some states may require that some purchasers of securities take physical delivery of these securities in definitive form. These laws may impair your ability to own, transfer or pledge beneficial interests in registered global securities.

So long as the depositary, or its nominee, is the registered owner of a registered global security, that depositary or its nominee, as the case may be, will be considered the sole owner or holder of the securities represented by the registered global security for all purposes under the applicable indenture, warrant agreement, guaranteed trust preferred security or unit agreement. Except as described below, owners of beneficial interests in a registered global security will not be entitled to have the securities represented by the registered global security registered in their names, will not receive or be entitled to receive physical delivery of the securities in definitive form and will not be considered the owners or holders of the securities under the applicable indenture, warrant agreement, guaranteed trust preferred security or unit agreement. Accordingly, each person owning a beneficial interest in a registered global security must rely on the procedures of the depositary for that registered global security and, if that person is not a participant, on the procedures of the participant through which the person owns its interest, to exercise any rights of a holder under the applicable indenture, warrant agreement, guaranteed trust preferred security or unit agreement. We understand that under existing industry practices, if we request any action of holders or if an owner of a beneficial interest in a registered global security desires to give or take any action that a holder is entitled to give or take under the applicable indenture, warrant agreement, guaranteed trust preferred security or unit agreement, the depositary for the registered global security would authorize the participants holding the relevant beneficial interests to give or take that action, and the participants would authorize beneficial owners owning through them to give or take that action or would otherwise act upon the instructions of beneficial owners holding through them.

Principal, premium, if any, and interest payments on debt securities, and any payments to holders with respect to warrants, guaranteed trust preferred securities or units, represented by a registered global security registered in the name of a depositary or its nominee will be made to the depositary or its nominee, as the case may be, as the registered owner of the registered global security. None of RJR Tobacco Holdings, RJR Tobacco Company, RJR Acquisition Corp., the trustees, the warrant agents, the unit agents or any other agent of RJR Tobacco Holdings, RJR Tobacco Company, RJR Acquisition Corp., agent of the trustees or agent of the warrant agents or unit agents will have any responsibility or liability for any aspect of the records relating to payments made on account of beneficial ownership interests in the registered global security or for maintaining, supervising or reviewing any records relating to those beneficial ownership interests.

We expect that the depositary for any of the securities represented by a registered global security, upon receipt of any payment of principal, premium, interest or other distribution of underlying securities or other property to holders on that registered global security, will immediately credit participants’ accounts in amounts proportionate to their respective beneficial interests in that registered global security as shown on the records of the depositary. We also expect that payments by participants to owners of beneficial interests in a registered global security held through participants will be governed by standing customer instructions and customary practices, as is now the case with the securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of those participants.

If the depositary for any of these securities represented by a registered global security is at any time unwilling or unable to continue as depositary or ceases to be a clearing agency registered under the Securities Exchange Act of 1934, and a successor depositary registered as a clearing agency under the Securities Exchange Act of 1934 is not appointed by us within 90 days, we will issue securities in definitive form in exchange for the registered global security that had been held by the depositary. In addition, we may at any time and in our sole discretion decide not to have any of the securities represented by one or more registered global securities. If we make that decision, we will issue securities in definitive form in exchange for all of the registered global security or securities representing those securities. Any securities issued in definitive form in exchange for a registered global security will be registered in the name or names that the depositary gives to the relevant trustee, warrant agent, unit agent or other relevant agent of ours or theirs. It is expected that the depositary’s instructions will be based upon directions received by the depositary from participants with respect to ownership of beneficial interests in the registered global security that had been held by the depositary.

PLAN OF DISTRIBUTION

We may sell the securities in any of three ways (or in any combination):

(a) through underwriters or dealers;

(b) directly to a limited number of purchasers or to a single purchaser; or

(c) through agents.

The prospectus supplement will set forth the terms of the offering of such securities, including:

(a) the name or names of any underwriters, dealers or agents and the amounts of securities underwritten or purchased by each of them;

(b) the initial public offering price of the securities and the proceeds to us and any discounts, commissions or concessions allowed or reallowed or paid to dealers; and

(c) any securities exchanges on which the securities may be listed.

Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

If underwriters are used in the sale of any securities, the securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The securities may be either offered to the public through underwriting syndicates represented by managing underwriters, or directly by underwriters. Generally, the underwriters’ obligations to purchase the securities will be subject to certain conditions precedent. The underwriters will be obligated to purchase all of the securities if they purchase any of the securities.

We may sell the securities through agents from time to time. The prospectus supplement will name any agent involved in the offer or sale of the securities and any commissions we pay to them. Generally, any agent will be acting on a best efforts basis for the period of its appointment.

We may authorize underwriters, dealers or agents to solicit offers by certain purchasers to purchase the securities from RJR Tobacco Holdings at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. The contracts will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth any commissions we pay for solicitation of these contracts.

Agents and underwriters may be entitled to indemnification by us against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the agents or underwriters may be required to make in respect thereof. Agents and underwriters may be customers of, engage in transactions with, or perform services for us in the ordinary course of business.

LEGAL MATTERS

The validity of the securities in respect of which this prospectus is being delivered will be passed on for us by Davis Polk & Wardwell.

EXPERTS

The consolidated financial statements of RJR Tobacco Holdings and subsidiaries as of and for the year ended December 31, 2000 have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent auditors, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of RJR Tobacco Holdings and subsidiaries as of December 31, 1999 and for each of the two years in the period ended December 31, 1999 have been incorporated by reference herein and in the registration statement in reliance upon the report of Deloitte & Touche LLP, independent auditors, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.